As filed with the Securities and Exchange Commission on March 30, 2005

Registration No. 333-118109

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

FORM S-4

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

THE PNC FINANCIAL SERVICES GROUP, INC.

(Exact name of Registrant as Specified in Its Charter)

Pennsylvania	6712	25-1435979
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

One PNC Plaza

249 Fifth Avenue

Pittsburgh, Pennsylvania 15222-2707

(412) 762-2000

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

William S. Demchak

Vice Chairman and Chief Financial Officer

The PNC Financial Services Group, Inc.

One PNC Plaza

249 Fifth Avenue

Pittsburgh, Pennsylvania 15222-2707

(412) 762-2000

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Edward D. Herlihy, Esq. Craig M. Wasserman, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019	H. Rodgin Cohen, Esq. Mark Menting, Esq. Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004

Approximate Date of Commencement of Proposed Sale to the Public:    As soon as practicable after this registration statement becomes effective and upon completion of the merger described in the enclosed proxy statement/prospectus.

If the securities registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.    ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended (the “Securities Act”), check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates important business and financial information about Riggs National Corporation and The PNC Financial Services Group, Inc. from other documents that are not included in or delivered with this proxy statement/prospectus. This information is available to you without charge upon your written or oral request. You can obtain those documents incorporated by reference in this proxy statement/prospectus by accessing the Securities and Exchange Commission’s website maintained at “http://www.sec.gov” or by requesting copies in writing or by telephone from the appropriate company at the following addresses:

Riggs National Corporation	The PNC Financial Services Group, Inc.
1503 Pennsylvania Avenue, N.W. Washington, D.C. 20005 Attention: Investor Relations (202) 835-4309	One PNC Plaza 249 Fifth Avenue Pittsburgh, Pennsylvania 15222-2707 Attention: Shareholder Services (800) 982-7652

If you would like to request documents, please do so by [*], 2005 in order to receive them before the Riggs special stockholder meeting. If you request any documents incorporated by reference from us, we will mail them to you promptly by first-class mail, or similar means.

See “Where You Can Find More Information” beginning on page 88 and “Incorporated Documents” beginning on page 89.

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

A special meeting of stockholders of Riggs National Corporation will be held at W.W. Corcoran Office, 1503 Pennsylvania Avenue, N.W., Washington, D.C., on [*], 2005, at [TIME], Eastern Time, to consider and vote upon the following proposals:

•	To approve and adopt the Amended and Restated Agreement and Plan of Merger, dated as of February 10, 2005, by and between The PNC Financial Services Group, Inc. and Riggs National Corporation, which provides for, among other things, the merger of Riggs with and into PNC.

•	To adjourn the special meeting, if necessary, to solicit additional proxies in favor of the merger.

•	To transact such other business as may properly come before the special meeting and any adjournment or postponement of the special meeting.

The proposed merger is described in more detail in the accompanying proxy statement/prospectus, which you should read carefully in its entirety before voting. A copy of the merger agreement is attached as Annex A to the proxy statement/prospectus.

The Riggs board of directors has set the close of business (5:00 p.m., Eastern time) on March 18, 2005, as the record date for determining stockholders entitled to notice of and to vote at the special meeting. Only stockholders of record on that date are entitled to notice of, and to vote at, the Riggs special meeting and any adjournments or postponements of the Riggs special meeting. A complete list of Riggs stockholders entitled to vote at the special meeting will be made available for inspection by any Riggs stockholders for ten days prior to the special meeting at the principal executive offices of Riggs and at the time and place of the special meeting.

The Riggs board of directors has determined that the merger is advisable and in the best interests of Riggs and its stockholders. Accordingly, the Riggs board has approved the merger agreement and recommends that Riggs’ stockholders vote “for” approval and adoption of the merger agreement at the special meeting.

It is important that the enclosed proxy card be signed, dated and promptly returned in the enclosed envelope so that your shares will be represented, whether or not you plan to attend the special meeting. If you do attend the meeting and wish to vote, you may withdraw your proxy at that time. Please do not send your stock certificates with your proxy card.

By Order of the Board of Directors,

Lawrence I. Hebert

Chief Executive Officer

Washington, D.C.

[*], 2005

The information in this proxy statement/prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus is not an offer to sell these securities, and we are not soliciting offers to buy these securities, in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MARCH 30, 2005

                    , 2005

Riggs National Corporation has agreed to merge with The PNC Financial Services Group, Inc. If the merger is completed, you will be entitled to elect to receive PNC common stock or cash in the merger, subject to potential proration as described on pages 37-38. Based on the closing price of PNC common stock on [*], 2005, for each of your shares of Riggs common stock you would receive either approximately $[*] in cash or approximately 0. [*] shares of PNC common stock. The value of both the cash and stock portions of the merger consideration will fluctuate with the value of PNC common stock and will be determined based on the average market price of PNC common stock shortly before the completion of the merger. As explained in more detail in this document, the value of the consideration that you will receive upon completion of the merger will be approximately the same regardless of whether you make a cash election or a stock election based on the PNC stock price used to calculate the merger consideration. PNC and Riggs entered into the merger agreement on July 16, 2004, and amended and restated the agreement on February 10, 2005, following negotiations in which the primary change was to revise the price to be paid for each Riggs share from approximately $24.25 (based on PNC’s market price shortly before announcement of the original agreement) to approximately $20.00 (based on PNC’s closing NYSE stock price shortly before announcement of the amended agreement). See “The Merger Agreement—Material Amendments” on page 34. The merger agreement entered into on July 16, 2004 is sometimes referred to as the original merger agreement, and the amended and restated merger agreement entered into on February 10, 2005 is sometimes referred to as the amended and restated merger agreement.

Riggs does not currently pay dividends. Although the declaration of PNC dividends is at the discretion of the PNC board of directors and is dependent upon various factors, PNC presently pays quarterly cash dividends of $0.50 per PNC share, which would be equivalent to [*] for each Riggs share exchanged for PNC common stock assuming an exchange ratio in the merger of 0.[*] as described above. See “Summary — Historical dividends and PNC’s post-merger dividend policy” on page 4.

We expect the merger to be generally tax-free with respect to PNC common stock you receive and generally taxable with respect to cash you receive.

This proxy statement/prospectus contains detailed information about the proposed merger, and we urge you to read it carefully. In particular, you should carefully consider the discussion in “ Risk Factors” beginning on page 21 of this proxy statement/prospectus. In addition, you may obtain information about PNC and Riggs from documents that each has filed with the Securities and Exchange Commission.

We have scheduled a special meeting of our stockholders to vote on the merger agreement, and you are cordially invited to attend the meeting at W.W. Corcoran Office, 1503 Pennsylvania Avenue, N.W., Washington, D.C., on [*], 2005, at [*], Eastern Time. The Riggs board of directors has determined that the merger is advisable and in the best interests of Riggs and its stockholders, and has approved the merger agreement. Accordingly, the Riggs board recommends that Riggs stockholders vote “for” approval and adoption of the merger agreement.

Your Vote Is Very Important. In order for the merger agreement to be approved, the holders of a majority of the outstanding shares of Riggs common stock entitled to vote at the meeting must vote in favor of approval of the merger agreement. Whether or not you plan to attend the special meeting, please take the time to vote by completing and mailing the enclosed proxy card to us. If your shares are held in “street name,” you must instruct your broker in order to vote. Mr. Joe L. Allbritton, a former Chairman and Chief Executive Officer of Riggs, has entered into an agreement to vote 7,177,441 shares of Riggs common stock that he controls directly and exclusively, representing approximately 22.6% of the outstanding shares of Riggs, in favor of the merger.

Lawrence I. Hebert

Chief Executive Officer

Neither the Securities and Exchange Commission nor any state securities regulator has approved the securities to be issued in the merger, as described in this proxy statement/prospectus, nor have they determined if this proxy statement/prospectus is accurate or adequate. Furthermore, the Securities and Exchange Commission has not determined the fairness or merits of the merger. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated [*], 2005, and is first being mailed to stockholders on or about [*], 2005.

ANNEX A—AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER

ANNEX B—OPINION OF LEHMAN BROTHERS INC.

ANNEX C—DELAWARE GENERAL CORPORATION LAW SECTION 262—APPRAISAL RIGHTS

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING

Q:	What do I need to do now?

A:	After you have carefully read this document, indicate on your proxy card how you want to vote and sign and mail it in the enclosed return envelope as soon as possible so that your shares will be represented at the stockholders meeting.

If you sign and send in your proxy and do not indicate how you want to vote, your proxy will be counted as a vote in favor of the proposals.

Q:	If my shares are held in “street name” by my broker, will my broker vote my shares for me?

A:	Your broker will not vote your Riggs shares unless you follow the directions your broker or bank provides to you regarding how to vote your shares on the merger proposal.

Q:	What does the Riggs board of directors recommend?

A:	Riggs’ board of directors has approved the merger agreement and recommends that Riggs stockholders vote “for” the proposal to approve and adopt the merger agreement.

Q.	What vote is required to approve the merger?

A:	A majority of the outstanding shares of Riggs common stock must vote in favor of the merger agreement in order for it to be adopted and the merger approved. Thus, every stockholder’s vote is important. If you fail to vote, or if you fail to instruct your bank or broker to vote your shares held in street name, or if you abstain, your action will have the same effect as a vote against the merger.

Q:	When do you expect the merger to be completed?

A:	PNC and Riggs are working to complete the merger as soon as possible, and expect to complete the merger not later than May 31, 2005. However, delays in satisfying the conditions to the obligations of PNC and Riggs to complete the merger could delay completion. Neither PNC nor Riggs is required to complete the merger if bank regulators or other governmental entities have imposed regulatory conditions that would reasonably be expected to have a material adverse effect (measured on a scale relative to Riggs) on either PNC or Riggs.

Q:	Can I change my vote after I mail my proxy card?

A:	Yes, you can change your vote at any time before your proxy is voted at the special meeting. You can do this in three ways:

•	You can send a written statement that you would like to revoke your proxy to the Corporate Secretary of Riggs;

•	You can send Riggs a valid, later-dated proxy card; or

•	You can attend the special meeting and vote in person. However, your attendance alone will not revoke your proxy—you must also vote in person.

If you instructed a broker to vote your shares, you must follow your broker’s directions for changing those instructions.

Q:	Should I send in my stock certificates with my proxy card?

A:	No. Please DO NOT send your stock certificates with your proxy card. Rather, prior to the election deadline described in this proxy statement/prospectus, you should send your Riggs common stock certificates to the exchange agent, together with a completed, signed election form being provided to you with this document, or, if your shares are held in “street name,” according to your broker’s instructions.

Q:	What do I need to do to receive the merger consideration?

A:

You will need to sign, date and complete the election form and transmittal materials being provided with this document and submit them to the exchange agent, Computershare Trust Company of New York, at the address given in the materials, together with the certificates representing your shares of Riggs common stock prior to the election deadline. The election deadline will be [*], 2005. If you do not submit an election prior to the election deadline, you will be allocated PNC common stock and/or cash pursuant to the procedures described under “The Merger Agreement—Merger Consideration” beginning on page 35. If your shares are held in “street name” you will have to follow your broker’s instructions to make an election.

Q:	What must I do if I want to seek appraisal rights because I do not want to receive the merger consideration?

A:	Under Delaware law, you will have appraisal rights as a result of the proposed merger. If you wish to dissent from the merger and seek an appraisal of the value of your Riggs shares you must follow the procedures established under Delaware law, including:

•	delivery of notice of demand for appraisal,

•	not voting in favor of the merger, and

•	continuing to hold your shares of Riggs stock through completion of the merger.

These procedures are described in Annex C of this document and are summarized on pages 60-63. Failure to follow the applicable procedures will result in the loss of appraisal rights.

Q:	Can I change my election after I submit my certificates?

A:	Yes, you can revoke your election and submit new election materials prior to the election deadline. You may do so by submitting a written notice to the exchange agent that is received prior to the election deadline. The revocation must specify the account name and such other information as the exchange agent may request; revocations may not be made in part. New elections must be submitted in accordance with the election procedures described in this proxy statement/prospectus. If you instructed a broker to submit an election for your shares, you must follow your broker’s directions for changing those instructions.

Q:	Who can help answer my questions?

A:	If you have any questions about the merger, or if you need additional copies of this proxy statement/prospectus or the enclosed proxy card, you should contact:

Riggs National Corporation

1503 Pennsylvania Avenue, N.W.

Washington, D.C. 20005

Attention: Investor Relations

(202) 835-4309

or

Georgeson Shareholder

17 State Street, 10th Floor

New York, NY 10004

Banks and Brokerage Firms,

Call Collect: (212) 440-9800

Stockholders Call

Toll Free: (800) 561-3540

Q:	Where can I find more information about the companies?

A:	You can find more information about PNC and Riggs from various sources described under “Where You Can Find More Information” beginning on page 88 of this proxy statement/prospectus.

SUMMARY

This summary highlights selected information from this document and may not contain all the information that is important to you. For a more complete understanding of the merger and for a more complete description of the legal terms of the merger, you should read this entire document carefully, as well as the additional documents to which we refer you.

You will receive cash and/or shares of PNC common stock in the merger depending on your election and subject to the proration provisions of the merger agreement (pages 35-38)

You will have the right to elect to receive for each of your shares of Riggs common stock cash or shares of PNC common stock, subject to proration in circumstances described below. If you do not submit an election prior to the election deadline, you will be allocated PNC common stock and/or cash pursuant to the procedures described under “The Merger Agreement—Merger Consideration” on pages 35-38.

The value of a share of Riggs common stock will fluctuate with the value of PNC common stock and will be determined based on the average of the daily high and low per share sales prices of PNC common stock on the New York Stock Exchange for the five full consecutive NYSE trading days ending on the trading day immediately prior to completion of the merger. As explained in more detail in this document, based on the PNC stock price used to calculate the merger consideration, the value of the consideration that you will receive upon completion of the merger will be approximately the same regardless of whether you elect to receive the cash or stock consideration. You may specify different elections with respect to different shares that you hold (if, for example, you own 100 shares, you could make a cash election with respect to 50 shares and a stock election with respect to the other 50 shares).

In addition, regardless of your election to receive PNC common stock or cash in the merger, upon completion of the merger, each outstanding option to purchase Riggs common stock granted under a Riggs stock option plan will be cancelled and automatically converted into the right to receive from PNC, subject to any required withholding of taxes, cash equal to the per share cash merger consideration less the per share exercise price for each share of Riggs common stock subject to the applicable Riggs stock options.

Set forth below is a table showing a hypothetical range of prices for shares of PNC common stock and the corresponding consideration that a Riggs stockholder would receive in a cash election and a stock election under the merger consideration formula based on the number of shares of Riggs common stock currently outstanding. The table does not reflect the fact that cash will be paid instead of fractional shares.

PNC Common Stock	Riggs Common Stock
Hypothetical Five-Day Average Closing Sales Prices	Cash Election Exchange Amount Per Share	Stock Election Exchange Amount Per Share (PNC Shares/Market Value)
$40.00	$17.06	0.4265/$17.06
$41.00	$17.26	0.4210/$17.26
$42.00	$17.46	0.4157/$17.46
$43.00	$17.67	0.4109/$17.67
$44.00	$17.87	0.4061/$17.87
$45.00	$18.07	0.4007/$18.07
$46.00	$18.27	0.3972/$18.27
$47.00	$18.47	0.3919/$18.47
$48.00	$18.67	0.3890/$18.67
$49.00	$18.88	0.3853/$18.88
$50.00	$19.08	0.3816/$19.08
$51.00	$19.28	0.3780/$19.28
$52.00	$19.49	0.3748/$19.49
$53.00	$19.68	0.3713/$19.68
$54.00	$19.88	0.3682/$19.88
$55.00	$20.08	0.3651/$20.08
$56.00	$20.29	0.3623/$20.29
$57.00	$20.49	0.3595/$20.49
$58.00	$20.69	0.3567/$20.69
$59.00	$20.89	0.3541/$20.89
$60.00	$21.09	0.3515/$21.09

For each $0.01 that the PNC average closing share price is above the whole dollar amounts in the above table, the cash amount and the value of the PNC shares will be $0.002 higher. The examples above are illustrative only. The value of the merger consideration that you actually receive will be based on the average trading price of PNC common stock prior to completion of the merger, as described above. If that average price is not included in the table above, including because the price is outside the range of the amounts set forth above, we do not intend to re-solicit proxies from Riggs stockholders in connection with the merger.

Based on the closing price of PNC common stock on [*], 2005, for each of your shares of Riggs common stock you would receive either approximately $[*] in cash or approximately 0. [*] shares of PNC common stock, subject to possible proration. However, we will compute the actual amount of cash and number of shares of PNC common stock you will receive in the merger using the formula contained in the merger agreement, which may be subject to further adjustment, as described in the merger agreement:

•	as a result of exercises of previously disclosed options to purchase Riggs common stock, funding of Riggs’ Amended and Restated Deferred Compensation Plan, distribution of interests under Riggs’ Deferred Compensation Plan for Directors and vesting of deferred share awards or performance share awards under Riggs’ 2002 Long-Term Incentive Plan; and

•	to ensure that the merger qualifies as a “reorganization” for United States federal income tax purposes.

As described in the first bullet point, the issuance of shares of Riggs common stock pursuant to Riggs equity awards that have been disclosed to PNC will increase the aggregate merger consideration payable to all Riggs stockholders but generally do not affect the per share merger consideration. As described in the second bullet point, any adjustment made to ensure that the merger qualifies as a “reorganization” will impact the relative mix of cash and PNC stock consideration to be paid but will not impact the implied value per share of the consideration based on the PNC market price shortly prior to closing, as described in more detail under “The Merger Agreement—Adjustments to Preserve Tax Treatment” beginning on page 36.

The consideration to be paid to stockholders cannot be determined until completion of the merger. We intend to announce these amounts when known. For a summary of the formula contained in the merger agreement, see “The Merger Agreement—Merger Consideration” beginning on page 35.

The market price of PNC and Riggs common stock will fluctuate prior to completion of the merger, as will the equivalent pro forma Riggs price. You should obtain current stock price quotations from a newspaper, over the Internet or by calling your broker.

Historical dividends and PNC’s post-merger dividend policy (pages 24-25)

The dividends paid by PNC and Riggs in recent periods are set forth under “Market Price and Dividend Information—Historical Market Prices and Dividends” on pages 24-25. Riggs suspended payment of the quarterly dividend on its common stock and distributions on its trust preferred securities in November of 2004. Following the consummation of the merger, the declaration of dividends by PNC will be at the discretion of the PNC board of directors and will be determined by the board after the consideration of various factors, including, without limitation, the earnings and financial condition of PNC and its subsidiaries. At PNC’s current quarterly cash dividend of $0.50 per share, the equivalent pro forma dividend for Riggs common stock following completion of the merger, assuming an exchange ratio in the merger of 0.3705 (see “—Market Price Information”), would be $0.185 per share. The equivalent pro forma dividend will only be payable to Riggs stockholders who receive PNC common stock in the merger, will vary depending upon the exchange ratio actually utilized in the merger, and at all times will be subject to the discretion of the PNC board of directors as described above.

Material Federal Income Tax Consequences (pages 63-66)

Neither PNC nor Riggs will be required to complete the merger unless it receives a legal opinion stating that the merger will qualify as a “reorganization” for United States federal income tax purposes. In addition, in connection with the filing of the registration statement of which this document is a part, PNC has received the opinion of Wachtell, Lipton, Rosen & Katz and Riggs has received the opinion of Sullivan & Cromwell LLP, each stating that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code and that no gain or loss will be recognized by a holder of Riggs common stock who receives PNC common stock pursuant to the merger (except with respect to cash received instead of a fractional share of PNC common stock and except to the extent of cash consideration received pursuant to the merger). Accordingly, the transaction will be tax-free to Riggs and will generally be tax-free to holders of Riggs common stock for United States federal income tax purposes to the extent that such holders receive shares of PNC common stock pursuant to the merger (except with respect to cash received instead of a fractional share of PNC common stock). Those holders receiving solely cash for their Riggs common stock will generally recognize gain or loss equal to the difference between the amount of cash received and their tax basis in their shares of Riggs common stock. Those holders receiving both PNC common stock and cash for their Riggs common stock will generally recognize gain equal to the lesser of (1) the amount of cash received and (2) the excess of the “amount realized” in the transaction (i.e., the fair market value of the PNC common stock at the effective time of the merger plus the amount of cash received) over their tax basis in their Riggs common stock. In certain circumstances, such gain or, in the case of recipients of cash only, the entire amount of cash received, could be taxable as a dividend rather than as gain from the sale of a capital asset. For a further summary of the United States federal income tax consequences of the merger to holders of Riggs common stock, please see “The Merger—Material Federal Income Tax Consequences of the Merger” beginning on page 63. Holders of Riggs common stock will be subject to record-keeping requirements, back-up withholding requirements and information reporting requirements.

Lehman Brothers Inc. has delivered a fairness opinion to the Riggs board of directors stating that, as of February 10, 2005 and based upon and subject to the factors and assumptions set forth in the opinion, the aggregate merger consideration to be offered to Riggs stockholders was fair from a financial point of view to Riggs stockholders (pages 52-60)

In deciding to approve the amended and restated merger agreement, the Riggs board of directors considered the opinion, dated February 10, 2005, of its financial advisor, Lehman Brothers Inc., that, as of that date and based upon and subject to the factors and assumptions set forth in Lehman Brothers’ opinion, the aggregate merger consideration to be offered to the Riggs stockholders under the amended and restated merger agreement was fair from a financial point of view to those stockholders. The February 10, 2005 written opinion of Lehman Brothers is attached as Annex B to this proxy statement/prospectus. We encourage you to read this opinion carefully and in its entirety. The Lehman Brothers opinion is not a recommendation as to how any Riggs stockholder should vote or act with respect to the merger. Pursuant to an engagement letter between Riggs and Lehman Brothers, Riggs agreed to pay Lehman Brothers a cash retainer fee of $250,000, a cash fee of $500,000 upon the execution of a merger agreement and a cash contingent fee equal to one percent of the aggregate merger consideration as determined on July 15, 2004, the last trading day prior to the public announcement of the original merger agreement. The contingent fee is dependent upon the completion of the merger. Assuming the transaction is consummated, Lehman Brothers would be entitled to receive an aggregate fee of approximately $7.8 million. Fees already paid to Lehman Brothers by Riggs totaling $750,000 will be credited against the contingent fee. In addition, Riggs has agreed to reimburse Lehman Brothers for its reasonable out-of-pocket expenses and indemnify Lehman Brothers against various liabilities.

Riggs officers and directors have financial interests in the merger that are different from or in addition to their interests as stockholders (pages 68-70)

Some of the officers and directors of Riggs may have financial interests in the transactions contemplated by the merger agreement that are in addition to, or different from, their financial interests as stockholders of Riggs. The Riggs board was aware of these interests and considered them, among other matters, in approving the merger agreement and the transactions contemplated thereby. These interests include payments under Riggs’ senior executive change of control and retention agreements, discretionary incentive payments, the accelerated vesting provisions of stock options and other equity based awards under Riggs’ equity compensation plans, certain benefits under Riggs’ deferred compensation plan and split dollar life insurance agreements, and the indemnification and insurance provisions of the merger agreement. The total amount of payments that could be provided under such arrangements (excluding the indemnification and insurance arrangements) could be up to $14 million. To review these interests in greater detail, see pages 68 through 70.

Regardless of whether you make a cash election or a stock election, you may nevertheless receive a mix of cash and stock (pages 37-38)

The aggregate number of shares of PNC common stock that will be issued and the aggregate amount of cash which will be paid to Riggs stockholders as consideration in the merger are fixed at 6,408,790 shares and $286,193,430, respectively, subject to possible adjustment, as described under “The Merger Agreement—Merger Consideration” beginning on page 35. As a result, if too many stockholders elect to receive PNC common stock or cash, stockholders electing the over-subscribed form of consideration will have their elections proportionately reduced and will receive a portion of their consideration in the other form, despite their election.

In addition, the number of shares of PNC common stock that will be issued in the merger to Riggs stockholders may be increased, and the aggregate amount of cash that will be issued to Riggs stockholders may be decreased, if such adjustment is necessary to ensure that the merger qualifies as a “reorganization” for United States federal income tax purposes as described under “The Merger Agreement—Merger Consideration—Adjustments to Preserve Tax Treatment” on page 36. Such an adjustment would reduce the cash available and increase the number of shares of PNC stock to be issued in the merger and increase the likelihood that cash elections would be subject to proration. Such an adjustment would have the opposite effect on stock elections. Such an adjustment is unlikely to occur unless the closing price of PNC common stock on the closing date of the merger is below $33.00, assuming no stockholders exercise appraisal rights under Delaware law, as described more fully under “The Merger—Appraisal Rights,” beginning on page 60

Regardless of your election to receive PNC common stock or cash in the merger, outstanding options to purchase or receive Riggs common stock will be converted only into the right to receive cash as described above.

In order to make an election, you must properly complete and deliver an election form prior to the election deadline (pages 38-39)

This document is being mailed to holders of record together with a form of election and transmittal materials. You must properly complete and deliver to the exchange agent the election materials along with your stock certificates (or a properly completed notice of guaranteed delivery). Please do not send your stock certificates or form of election with your proxy card.

Forms of election and stock certificates (or a properly completed notice of guaranteed delivery) must be received by the exchange agent by the election deadline, which is 5:00 p.m., Eastern time, on [*], 2005. Once you tender your stock certificates to the exchange agent, you may not transfer your Riggs shares until the merger is completed, unless you revoke your election by written notice to the exchange agent which is received prior to the election deadline.

If you fail to submit a properly completed form of election, together with your stock certificates (or a properly completed notice of guaranteed delivery), prior to the election deadline, you will be deemed not to have made an election. As a non-electing holder, you will be paid equivalent value per share to the amount paid per share to holders making elections, but you may be paid all in cash, all in PNC common stock, or in part cash and in part PNC common stock, depending on the remaining pool of cash and PNC common stock available for paying the merger consideration after honoring the cash elections and stock elections that other stockholders have made.

If you own shares of Riggs common stock in “street name” through a bank, broker or other financial institution and you wish to make an election, you should seek instructions from the financial institution holding your shares concerning how to make your election.

If the merger is not completed for any reason, any stock certificates submitted prior to termination will be returned by the exchange agent in the manner they were delivered, either through book-entry transfer or by first class mail.

Completion of the merger is subject to a number of conditions (page 43)

The completion of the merger depends upon satisfying a number of conditions, including the following:

•	approval of the merger and adoption of the merger agreement by Riggs stockholders;

•	receipt of all governmental consents and approvals required to complete the merger and the acquisition of the assets of Riggs Bank N.A. by PNC Bank, National Association (without the imposition of any condition or restriction that would reasonably be expected to have a material adverse effect on either PNC or Riggs);

•	receipt of exemptions from the Department of Labor and the SEC to mitigate the potential business impact of Riggs Bank’s plea agreement with the Department of Justice;

•	receipt of all non-governmental third party approvals required to complete the transactions contemplated by the merger agreement other than those the failure of which to obtain would not reasonably be expected to have a material adverse effect on PNC or Riggs; and

•	the absence of any legal prohibition on completion of the merger.

In addition, each party’s obligation to complete the merger is subject to, among other things:

•	the accuracy of the representations and warranties made by the other party and the performance of the obligations of the other party as required under the merger agreement; and

•	the receipt of an opinion of its respective counsel to the effect that the merger will qualify as a “reorganization” for United States federal income tax purposes.

PNC and Riggs are working to complete the merger as soon as possible, and expect to complete the merger not later than May 31, 2005. However, delays in satisfying the conditions to the obligations of PNC and Riggs to complete the merger could delay completion. Riggs continues to face a substantial number of ongoing regulatory matters, which are described in more detail under “Recent Developments” beginning on page 11, which may affect the timing of and/or ability to complete the merger. Neither PNC nor Riggs is required to complete the merger if bank regulators or other governmental entities have imposed regulatory conditions that would reasonably be expected to have a material adverse effect (measured on a scale relative to Riggs) on either PNC or Riggs.

The merger may be terminated prior to completion (page 44)

The merger may be terminated at any time prior to the completion of the merger:

•	by mutual written consent of PNC and Riggs;

•	by either PNC or Riggs if:

•	the merger is not completed by May 31, 2005 (other than because of a material breach of the merger agreement by the terminating party);

•	the Riggs stockholders vote against approval and adoption of the merger agreement;

•	there exists any final nonappealable legal prohibition on completion of the merger;

•	the other party materially breaches any of its representations, warranties, covenants or other agreements contained in the merger agreement, unless the breach is curable and is cured within thirty days after written notice of the breach is given by the terminating party; or

•	by PNC if the Riggs board changes or adversely modifies or qualifies its recommendation of the merger with PNC, if Riggs fails to substantially comply with its obligations to seek stockholder approval and its obligations not to solicit competing acquisition proposals, or if the Riggs board of directors publicly recommends or endorses a competing acquisition proposal.

Each party’s obligation to complete the merger is also conditioned on receiving all applicable governmental approvals necessary to complete the merger of (i) Riggs with and into PNC, and (ii) the acquisition of the assets of Riggs Bank N.A. by PNC Bank, National Association, as well as the concurrent conversion of the operating systems of Riggs Bank N.A. to those of PNC Bank, National Association.

Riggs must pay PNC a termination fee under limited circumstances (pages 44-45)

If a bona fide acquisition proposal made by a third party is made known to Riggs or is made directly to the Riggs stockholders generally, or if any third party publicly announces an intention (whether or not conditional) to make any such competing acquisition proposal and the competing acquisition proposal or public announcement is not irrevocably withdrawn at least five business days prior to the Riggs special meeting, and thereafter the merger agreement is terminated:

•	by either PNC or Riggs because the Riggs stockholders fail to approve the merger agreement; or

•	by PNC because Riggs has changed or adversely modified or qualified its recommendation of the merger with PNC, or Riggs has willfully breached its representations, warranties, covenants or other agreements contained in the merger agreement;

and, prior to the date that is twelve (12) months after the date of such termination Riggs completes a competing acquisition proposal or enters into any acquisition or other similar agreement, including any letter of intent, related to any competing acquisition proposal, then Riggs must:

•	on the date it enters into any such agreement or letter of intent, pay PNC a fee equal to one-third of the aggregate termination fee described below; and

•	on the date a competing acquisition proposal is completed (if completed within one year of the date of termination, or if completed at any time (without regard to such one-year period) if the competing acquisition proposal is the acquisition proposal relating to such agreement or letter of intent, pay PNC a fee equal to two-thirds of the aggregate termination fee described below, reduced by any amount paid under the provision described in the prior bullet point.

In addition, if the merger agreement is terminated by PNC because the Riggs board of directors publicly recommended or endorsed a competing acquisition proposal, then Riggs must:

•	on the date of such termination, pay PNC a fee equal to one-third of the aggregate termination fee described below; and

•	on the date Riggs completes a competing acquisition proposal (if completed within one year of the date of termination, or if completed at any time if the competing acquisition proposal is the competing acquisition proposal that resulted in such termination), pay PNC a fee equal to two-thirds of the aggregate termination fee described below.

As discussed under “Recent Developments,” PNC and Riggs agreed to reduce the aggregate termination fee from $30 million (as provided in the original merger agreement and the amended and restated merger agreement) to $23 million under the terms of an agreement in principle to settle certain Riggs stockholder litigation.

Market price information (pages 24-25)

PNC common stock trades on the New York Stock Exchange under the symbol “PNC” and Riggs trades on the Nasdaq National Market under the symbol “RIGS.”

The following table presents closing sales prices for PNC and Riggs common stock on the NYSE and NASDAQ, respectively, on February 9, 2005, the last full trading day prior to the public announcement of the signing of the merger agreement, and on [*], 2005, the latest practicable date prior to printing this proxy statement/prospectus. The following table also presents the equivalent pro forma prices for Riggs common stock on those dates, as determined by multiplying the closing PNC sales prices on those dates by 0.3705, and 0.[*], each representing the fraction of a share of PNC common stock that Riggs stockholders electing to receive PNC common stock would receive in the merger for each share of Riggs common stock, based on the closing price of PNC common stock on February 9, 2005, and [*], 2005, respectively.

	PNC Common Stock		Riggs Common Stock		Equivalent Price Per Share
February 9, 2005		$53.28		$20.22		$19.74
[*], 2005	$		$		$

The market prices of PNC and Riggs common stock will fluctuate prior to completion of the merger, as will the equivalent pro forma Riggs price. You should obtain current stock price quotations from a newspaper, on the Internet or by calling your broker.

There are differences between the rights of Riggs stockholders and PNC shareholders (pages 79-86)

Riggs stockholders who elect to receive shares of PNC common stock, or who receive PNC common stock as a result of proration, will become PNC shareholders as a result of the merger and, accordingly, their rights after the merger will be governed by PNC’s amended and restated articles of incorporation, PNC’s by-laws and the laws of the Commonwealth of Pennsylvania. Please read carefully the summary of the material differences between the rights of Riggs stockholders and PNC shareholders under the heading “Comparison of Rights of Shareholders of PNC and Riggs” beginning on page 79.

Information about PNC and Riggs

The PNC Financial Services Group, Inc.

One PNC Plaza

249 Fifth Avenue

Pittsburgh, Pennsylvania 15222

(800) 843-2206

PNC is a bank holding company registered under the Bank Holding Company Act of 1956, as amended, and a financial holding company under the Gramm-Leach-Bliley Act. PNC was incorporated under Pennsylvania law in 1983 with the consolidation of Pittsburgh National Corporation and Provident National Corporation.

PNC is one of the largest diversified financial services companies in the United States, operating businesses engaged in regional community banking; wholesale banking, including corporate banking, real estate finance and asset-based lending; wealth management; asset management; and global fund processing services. PNC provides certain products and services nationally and others in PNC’s primary geographic markets located in Pennsylvania, New Jersey, Delaware, Ohio and Kentucky. PNC also provides certain asset management and global fund processing services internationally. At December 31, 2004, PNC’s consolidated total assets, deposits, and total shareholders’ equity were approximately $79.7 billion, $53.3 billion and $7.5 billion, respectively.

Riggs National Corporation

1503 Pennsylvania Avenue, N.W.

Washington, D.C. 20005

(202) 835-4309

Riggs National Corporation, the largest bank holding company headquartered in the nation’s capital, has fifty-one branches in the Washington, D.C. metropolitan area. At December 31, 2004, Riggs’ consolidated assets, deposits, and shareholders’ equity were approximately $6.0 billion, $3.8 billion and $318 million, respectively.

Riggs stockholders have appraisal rights (pages 60-63)

Riggs is incorporated under Delaware law. Under Delaware law, the stockholders of Riggs have the right to dissent from the merger and seek an appraisal of the value of their shares in connection with the merger. Under Delaware law, if you want to assert your right to dissent from the merger and seek the appraised value of your shares of Riggs common stock, you must follow carefully the applicable procedures under Delaware law. The procedures include:

•	delivery to Riggs of written demand for appraisal prior to the vote on the merger agreement at the Riggs special meeting;

•	not voting in favor of the merger agreement; and

•	continuously holding the Riggs shares from the date of making the written demand through the completion of the merger.

The procedures are described in full at Annex C, and are summarized in more detail on pages 60-63 of this document.

Reasons for the merger (pages 49-51)

Under the terms of the original merger agreement, the merger offered Riggs stockholders both the opportunity to realize a premium for the value of their shares, as well as the opportunity to participate in the growth and potential of PNC through the stock component of the merger consideration. Under the terms of the revised merger agreement, the Riggs board determined that the merger remained in stockholders best interests and continued to represent reasonable value for the Riggs common stock, particularly in light of the matters discussed under Recent Developments beginning on page 11.

To review the background and reasons for the merger in greater detail, see pages 46 through 51.

Riggs’ board of directors recommends that Riggs’ stockholders vote for approval of the merger (pages 49-51)

The Riggs board of directors has determined that the merger is advisable and in the best interests of Riggs and its stockholders. Accordingly, the Riggs board has approved the merger agreement and recommends that Riggs stockholders vote “for” approval and adoption of the merger agreement.

RECENT DEVELOPMENTS

Governmental Investigations and Inquiries and Certain Litigation Regarding Riggs

On January 27, 2005, pursuant to an agreement with the United States Attorney for the District of Columbia and the Department of Justice, Riggs Bank pled guilty to a single felony count of failing to file timely and/or accurate Suspicious Activity Reports as required by the Bank Secrecy Act and its implementing regulations in connection with certain customer transactions in Riggs Bank’s now-discontinued embassy banking and international private banking businesses. Under the agreement, Riggs Bank will pay a $16 million fine to federal authorities, and has agreed to a five-year period of corporate probation upon sentencing and the entry of an order of conviction. The five-year period of corporate probation will terminate immediately upon the closing of the acquisition of Riggs by PNC or any other change of control transaction. The agreement confirms that the United States will not bring any additional criminal charges against Riggs Bank, Riggs, or any related entity in connection with any matters arising from the conduct related to the now-discontinued embassy banking and/or international private banking businesses of Riggs. The agreement also reflects that Riggs fully cooperated with the investigation that was conducted by the United States Attorney for the District of Columbia and the Department of Justice and that Riggs’ own internal investigation uncovered wrongdoing that was the subject of the guilty plea. A copy of the agreement with the United States Attorney for the District of Columbia and the Department of Justice and certain other documents related to the agreement are included on a Current Report filed by Riggs on Form 8-K dated January 27, 2005. On March 29, 2005, the United States District Court for the District of Columbia accepted the agreement and sentenced Riggs Bank in accordance with the terms of the agreement. The guilty plea could have adverse effects on the business of Riggs and Riggs Bank. The payment is covered by a $16 million reserve accrued as of December 31, 2004.

Riggs remains subject to numerous investigations by, and inquiries from, various U.S., foreign and other governmental agencies and authorities. Some of the investigations and inquiries also involve current or former employees of Riggs. Riggs understands that these investigations and inquiries (to which there are generally no specified time periods) include, among other things, accounts associated with Equatorial Guinea, Saudi Arabia and Augusto Pinochet Ugarte (“Pinochet”), Riggs’ anti-money laundering (“AML”) and Bank Secrecy Act (“BSA”) compliance, the use of Riggs Bank’s airplane and other property and personnel, and the activities of the former Chief Risk Officer of Riggs both while at Riggs and at the OCC. Riggs is currently in the process of its own review of certain of these matters.

The U.S. Senate Permanent Subcommittee on Investigations (the “PSI”) is conducting an investigation of certain matters relating to Riggs, including those relating to Equatorial Guinea, Pinochet, BSA/AML Compliance and the former Chief Risk Officer of Riggs. This investigation formally commenced in March of 2003. The PSI minority staff issued a report July 15, 2004 in conjunction with a hearing PSI held that same day. The PSI released a revised version of this staff report on September 24, 2004, then on October 15, 2004, PSI issued a Print of the July 15th hearing which included a revised version of the minority staff report. A follow-up staff report was issued on March 16, 2005. Riggs has been cooperating with this investigation, which has included providing documents and materials.

The U.S. Senate Committee on Governmental Affairs is conducting an investigation regarding Riggs. It has requested various documents and materials from Riggs principally concerning accounts related to Saudi Arabia and related persons as well as BSA/AML compliance. This investigation was formally commenced in April of 2004. Riggs has been cooperating with this investigation, which has included providing documents and materials.

The OCC and the Federal Reserve have been reviewing various matters at Riggs, including the activities of certain current and former employees. These matters appear to include the accounts associated with Pinochet, accounts associated with Saudi Arabia, BSA/AML compliance, compensation, and the use of Riggs Bank’s airplane and other property and personnel. Riggs has been cooperating with these reviews, which has included providing documents, audio recordings of Board meetings and other materials.

Riggs has received a subpoena from the District Attorney of the County of New York requesting various documents and material relating to Equatorial Guinea and related interests and a similar request from the Fort Worth District Office of the Securities and Exchange Commission and is cooperating and complying with each of the foregoing. The U.K. Financial Services Authority has also made various inquiries regarding certain activities related to accounts associated with Pinochet and related persons in the Riggs’ London operations.

The Office of the Inspector General of the U.S. Treasury Department has served three subpoenas on Riggs, seeking, among other things, materials and documents related to Riggs’ former Chief Risk Officer. Riggs understands that the DOJ is reviewing the activities of Riggs’ former Chief Risk Officer both while at Riggs and the OCC.

On April 7, 2004 and April 28, 2004, Riggs shareholders filed substantially similar purported derivative actions in the Court of Chancery of the State of Delaware in and for New Castle County against certain current and former members of Riggs’ Board of Directors. On April 17, 2004, Riggs shareholders filed a purported derivative action in the Superior Court of the District of Columbia against certain current and former members of Riggs’ Board of Directors, substantially similar to the actions filed by Riggs shareholders in the Court of Chancery of the State of Delaware in and for New Castle County. The complaints each allege that the directors violated their fiduciary duties in relation to a variety of matters, including, among others, the compliance by Riggs with various anti-money laundering laws and various aspects of Riggs Bank’s international and embassy businesses. The lawsuits each seek, on behalf of Riggs, among other things, monetary damages and certain types of equitable relief. The two Delaware actions have been consolidated and on November 19, 2004 the plaintiffs filed a consolidated and amended complaint challenging the terms of the original merger agreement. The consolidated and amended complaint repeated and supplemented the allegations and claims in the original purported derivative actions and added a shareholder class action claim against the directors. The consolidated and amended complaint also sought to enjoin the PNC transaction on the grounds that the proxy statement (which was preliminary at the time) did not adequately disclose the alleged breaches by the directors and their real, allegedly self-interested, reasons for the transaction. On January 31, 2005, the defendants filed a motion to dismiss the Delaware action in its entirety. On February 22, 2005, the plaintiffs filed a second amended complaint that added a class claim against the Riggs directors asserting that the directors violated their fiduciary duties by failing to auction Riggs after PNC allegedly attempted to abandon the original merger. The D.C. action has been stayed pending the outcome of the amended Delaware action.

The plaintiffs in the Delaware action entered into an agreement in principle with Riggs, PNC and the individual defendants with respect to the settlement of the Delaware action. Under the terms of the proposed settlement, which is conditioned, among other things, upon completion of the merger, the completion of discovery by plaintiffs confirming the fairness of the settlement, and approval by the Delaware Court of Chancery:

•	Riggs (or PNC as its successor) will contribute $2.7 million in cash into a settlement fund to be distributed to all public stockholders of Riggs at the effective time of the merger (other than the persons named as defendants in the Delaware action and their affiliates) to be paid in proportion to their respective shareholdings as a percentage of the outstanding shares of Riggs common stock not held by the defendants or their affiliates. This contribution is covered by a $2.7 million reserve accrued as of December 31, 2004;

•	in the event that PNC is entitled to recover a termination fee from Riggs under the merger agreement, the maximum amount of such fee will be reduced from $30 million to $23 million; and

•	plaintiffs’ counsel were afforded the opportunity to review and comment upon a draft of this proxy statement/prospectus.

The proposed settlement also provides for the dismissal of the Delaware action with prejudice; the certification of a non opt-out class of all public stockholders of Riggs (other than the individual defendants and their affiliates) during the period from July 15, 2004 through the completion of the merger; and a release of all claims that Riggs or the class may have, in their capacities as stockholders, against the individual defendants, Riggs or PNC and their respective predecessors, successors, parents, subsidiaries, affiliates and agents (including, without limitation, any past or present officers, directors, employees, investment bankers, accountants or attorneys of Riggs, PNC or any subsidiary of Riggs or PNC) and any of their respective heirs, executors, administrators, successors or assigns with respect to any of the subject matters described in the second amended complaint. The plaintiffs’ counsel in the Delaware action intend to apply to the Delaware Court of Chancery for an award of attorneys’ fees in connection with the proposed settlement. No such fee will affect the consideration to stockholders. After the Delaware action is dismissed, plaintiffs will move to dismiss the D.C. action.

On September 16, 2004, Judge Don Baltasar Garzon, Magistrate-Judge of the Central Investigative Court Number 5 of the Audiencia Nacional in Spain (the “Spanish Court”), allowed a complaint to be brought against seven current or former directors or employees of Riggs as defendants (collectively, the “individual defendants”) for the alleged concealment of assets and money laundering offenses. The Magistrate Judge allowed such complaint to be pursued within the already existing summary proceeding concerning a criminal complaint instituted in 1996 against Pinochet on behalf of the alleged victims of Pinochet’s alleged genocide, terrorism and torture. Riggs and Riggs Bank have been added as defendants with subsidiary civil liability in the amount of approximately $13 million in the event that the individual defendants do not satisfy any monetary judgment entered against them. In addition, the Spanish Court resolved to send letters rogatory (a judicial request) to the United States Attorney General in order that, among other things, a preventive attachment order be issued on the assets of Riggs Bank, Riggs and certain individual defendants to post the above mentioned sum as a bond. Riggs has also been provided with a draft of a complaint that may be filed in a related U.S. action. The draft complaint makes allegations similar to those made in the Spanish suit and seeks, among other things, compensatory and punitive damages.

On February 25, 2005, the Spanish Court issued an order in the previously disclosed Spanish litigation dismissing all criminal and civil claims against Riggs and seven of its former and current directors and officers. The Spanish Court’s order also dissolves related orders including the previously disclosed letters rogatory that the Spanish Court resolved to send to the United States Attorney General.

The Spanish Court’s order was issued in connection with a settlement entered into on January 27, 2005 between Riggs and the private plaintiffs who had initiated the Spanish proceedings against the Riggs defendants under which Riggs agreed to pay $8 million and to provide the plaintiffs, consistent with Riggs’ legal obligations, information concerning Pinochet’s accounts at Riggs. The payment is covered by the previously disclosed $8 million litigation reserve accrued as of December 31, 2004.

On September 10, 2004, Allison Vadhan et. al. and on September 13, 2004 Cantor Fitzgerald & Co. et. al., respectively, filed substantially similar suits in the United States District Court for the Southern District of New York against Riggs. The complaints each assert that because of Riggs’ allegedly deficient anti-money laundering program, Riggs was negligent in failing to alert the United States financial authorities to suspicious financial transactions that the plaintiffs claim were related to the September 11, 2001 terrorist attacks. The lawsuits seek, among other things, compensatory, punitive and/or exemplary damages. The Cantor Fitzgerald suit was dismissed without prejudice after the parties entered into a Tolling Agreement.

On November 18, 2004, Freeport Partners, LLC filed a class action suit against current and former members of Riggs and Riggs Bank’s boards of directors in the United States District Court for the District of Columbia. The complaint asserts that Riggs’ allegedly deficient anti-money laundering program resulted in violations by the defendants of the Racketeer Influenced and Corrupt Organization Act and breaches by the defendants of their fiduciary duties. The lawsuit seeks, among other things, recovery of economic damages and attorneys’ fees. On or about February 17, 2005 the defendants filed a motion to dismiss the complaint. On March 14, 2005, the plaintiff filed an amended complaint which dropped as defendants all directors who had never been employees of Riggs and added allegations regarding the amended and restated merger agreement. The remaining defendants will be responding to the amended complaint.

It is not possible for Riggs to predict the impact of these lawsuits, investigations, inquiries and matters nor the timing of any such impact, and they could result in the bringing of additional civil claims against Riggs and its subsidiaries or criminal and additional civil claims against its current and former employees and directors, additional regulatory sanctions and financial judgments and settlements which could have a material adverse impact on Riggs’ business, financial condition or results of operations which Riggs cannot quantify at this time.

Regulatory Orders

In July 2003, Riggs Bank entered into a Stipulation and Consent to the Issuance of a Consent Order and a Consent Order (the July 2003 Consent Order) with the Office of the Comptroller of the Currency (the OCC). The provisions of the July 2003 Consent Order are effective until such time as they are amended, suspended, waived or terminated by the OCC. The July 2003 Consent Order requires Riggs Bank to take various actions to ensure compliance and improve the monitoring of compliance with the Bank Secrecy Act and related rules and regulations (BSA).

In May 2004, Riggs Bank entered into an additional Stipulation and Consent to the Issuance of a Consent Order and a Consent Order (the May 2004 Consent Order) with the OCC which supplements, but does not replace, the July 2003 Consent Order. At the same time, Riggs Bank entered into a Consent Order of Civil Money Penalty with the OCC and a Consent to the Assessment of Civil Money Penalty with the Financial

Crimes Enforcement Network and was assessed and paid a civil money penalty of $25 million. These consents were entered into as a result of the banking regulators’ allegations that Riggs Bank (1) violated the BSA and related rules and regulations, (2) failed to comply with the July 2003 Consent Order and (3) failed to implement adequate controls to ensure that Riggs Bank operates in a safe and sound manner with respect to BSA compliance. The May 2004 Consent Order requires Riggs Bank to take various actions as more fully described in the next paragraph with respect to BSA compliance.

Among the more significant OCC-required actions Riggs Bank is required to take under the May 2004 Consent Order are (1) a review and evaluation of the adequacy of Riggs Bank’s staffing skills and levels with regard to meeting its obligations under the consent order, (2) an evaluation of Riggs Bank’s books, records and information systems relative to the BSA and related rules and regulations and development of a plan to correct any noted deficiencies, (3) adoption, implementation and adherence to written policies for internal controls applicable to account relationships and related staffing, (4) the adoption of a dividend policy with respect to Riggs Bank which requires regulatory approval prior to the declaration of a dividend and (5) adoption, implementation and adherence to an internal audit program that, among other things, is adequate to detect irregularities in Riggs Bank’s operations, determine Riggs Bank’s compliance with all applicable laws, rules and regulations and evaluates adherence to established policies and procedures. The May 2004 Consent Order also requires that Riggs Bank review previously filed Suspicious Activity Reports (SARs) and Currency Transaction Reports (CTRs) to ascertain that those reports were accurately filed and to review the activity from January 1, 2001 in all accounts identified as high risk to ensure that SARs and CTRs have been filed as appropriate.

In January 2005, Riggs Bank entered into a Stipulation and Consent to the Issuance of Modification of Existing Consent Order (the January 2005 Consent Order) with the OCC, which supplements, but does not replace, the May 2004 Consent Order. Among the more significant OCC-required actions Riggs Bank is required to take under the January 2005 Consent Order are (1) updating the management review conducted pursuant to the May 2004 Consent Order, (2) developing capital, strategic and contingency plans, (3) taking steps to ensure the maintenance and availability of all records, and (4) paying a dividend to Riggs only if Riggs Bank is in compliance with its capital plan and upon the prior approval of the OCC. In view of Riggs’ liquidity position, Riggs does not anticipate any need to receive a dividend from Riggs Bank in the future.

In May 2004, Riggs and Riggs International Banking Corporation (RIBC), Riggs Bank’s former Miami Edge Act subsidiary, entered into a Cease and Desist Order (the May 2004 Cease and Desist Order) with the Board of Governors of the Federal Reserve System (the Federal Reserve) which generally required that (1) Riggs hire an independent consultant to review the functions and performance of the Board of Directors and senior management, (2) Riggs’ Board of Directors submit a plan to the Federal Reserve Bank of Richmond to strengthen board oversight of the management and operations of Riggs and its subsidiaries, (3) Riggs submit to the Federal Reserve Bank of Richmond a plan to improve the risk management practices of Riggs and its subsidiaries, and (4) Riggs submit to the Federal Reserve Bank of Richmond an internal audit program. The Cease and Desist Order also generally required that (1) RIBC submit a plan to the Federal Reserve Bank of Atlanta to ensure compliance with all applicable provisions of the BSA and related rules and regulations, (2) RIBC submit to the Federal Reserve Bank of Atlanta a customer due diligence program (3) RIBC engage the services of a qualified independent firm to conduct a review of account and transaction activity to determine whether suspicious activities in accounts, if any, were properly identified and reported, and (4) RIBC submit a plan to the Federal Reserve Bank of Atlanta to ensure compliance with regulations of the U.S. Department of the Treasury’s Office of Foreign Assets Control. Once such plans are approved by the Federal Reserve Bank of Richmond and the Federal Reserve Bank of Atlanta, as the case may be, the Cease and Desist Order requires that Riggs and RIBC, as the case may be, adopt and comply with such plans. The May 2004 Cease and Desist Order did not impose a monetary penalty, but did require, however, that Riggs obtain prior approval of the Federal Reserve Bank of Richmond and the Director of the Division of Banking Supervision and Regulation of the

Federal Reserve prior to declaring or paying dividends, paying interest on its trust preferred securities or acquiring its own stock. As noted in Riggs’ Form 10-Q for the quarterly period ended September 30, 2004, RIBC terminated business operations during the third quarter of 2004.

In January 2005, Riggs entered into a new Cease and Desist Order (the January 2005 Cease and Desist Order) with the Federal Reserve. The January 2005 Cease and Desist Order replaces the May 2004 Cease and Desist Order, which was terminated by the Federal Reserve. Under the January 2005 Cease and Desist Order, Riggs is required to, among other things, (1) continue to implement the plans required by the May 2004 Cease and Desist Order to strengthen management, board oversight and risk management, (2) develop capital, strategic and contingency plans, (3) continue to implement and enhance its internal audit program, and (4) ensure the maintenance and availability to supervisory authorities of all records of RIBC. In addition, as required by the May 2004 Cease and Desist Order, Riggs has agreed to continue to obtain the prior approval of the Federal Reserve in order to pay dividends on its common stock, pay distributions on its trust preferred securities and repurchase stock. As previously disclosed, due to the desire of Riggs to retain the strongest possible capital levels at both Riggs and Riggs Bank, Riggs has suspended the payment of its dividend on common stock and distributions on its trust preferred securities.

The July 2003 Consent Order, the May 2004 Consent Order, the January 2005 Consent Order and the January 2005 Cease and Desist Order allow the regulators to fulfill their regulatory obligations and remain in effect until waived or terminated by the regulators.

Primarily as a direct result of the above noted BSA criticisms, each of Riggs Bank and Riggs has been designated as being in a “troubled condition” by the OCC and the Federal Reserve, respectively. A bank or bank holding company that is classified as being in a troubled condition must have any new director or executive officer approved in advance by the OCC or Federal Reserve, as the case may be, and is subject to restrictions on making severance payments to its directors, officers and employees under the Federal Deposit Insurance Corporation’s (FDIC) “golden parachute regulations.” In addition, entities that are in a “troubled condition” are subject to increased regulatory supervision. The increased regulatory supervision has resulted and is expected to continue to result in more frequent and intensive examinations. The results of these examinations, as well as changes in circumstances, or the failure of Riggs and Riggs Bank to comply with the Consent Orders and the Cease and Desist Order could result in amended or additional regulatory sanctions and civil money penalties.

In response to the regulatory concerns which led to Riggs Bank entering into the July 2003 Consent Order with the OCC, Riggs Bank undertook numerous actions including, among others, (i) the establishment of Riggs Bank’s Compliance & Security Department and the hiring of qualified individuals with compliance and investigative experience; (ii) the implementation of policies and procedures that govern account opening, monitoring and reporting processes; (iii) the creation of a board-level BSA Compliance Committee, which oversees Riggs Bank’s implementation of its BSA/AML compliance program; (iv) the reconstitution of Riggs Bank’s BSA Management Committee, which provides leadership and coordinated supervision of Riggs Bank’s BSA/AML initiatives and attempts to ensure that regulatory issues are communicated promptly and addressed effectively; (v) the formation of Riggs Bank’s Suspicious Activity Reporting Committee, which reviews investigative reports and determines if SARs should be filed; (vi) the modification of the launching of Riggs Bank’s new EPS technology platform, to provide for a more sophisticated technological foundation for the advanced BSA systems and capabilities being implemented at Riggs Bank; (vii) the implementation of software upgrades to improve the detection, monitoring and reporting of suspicious activity; and (viii) the implementation of new and extensive in-house training on compliance with the BSA, the USA Patriot Act, Customer Identification Programs, suspicious activity identification, and related policies to attempt to ensure that Riggs Bank’s employees, officers and directors are adequately informed of, and properly trained to carry out, Riggs Bank’s compliance policies and procedures.

Riggs Bank has undertaken a revised plan of corrective action in response to the May 2004 Consent Order, the January 2005 Consent Order, the January 2005 Cease and Desist Order and the civil money penalty orders entered into in May 2004.

Pursuant to the revised plan of corrective action, on July 7, 2004, Riggs Bank’s Board of Directors approved numerous policies and procedures for enhancing Riggs Bank’s BSA internal controls applicable to Riggs Bank’s account relationships and related staffing needs. In addition, in July 2004, Riggs’ Board of Directors approved policies and procedures related to Riggs’ internal audit and risk management procedures as well as BSA and anti-money laundering controls at RIBC. Riggs Bank has implemented several mechanisms to attempt to ensure effective implementation of Riggs Bank’s BSA internal control policies and procedures. The BSA Compliance Committee of the Board of Directors of Riggs Bank currently receives, among other things, tracking reports from management at each of its meetings on management’s progress in implementing these policies and procedures. These tracking reports are also being reviewed by an outside consultant retained by Riggs Bank to assess Riggs Bank’s progress.

Riggs Bank’s management has also developed detailed plans to implement the BSA internal control policies and procedures. The plans outline specific action steps that management must take to implement the policies and procedures and include a process for validations. The plans also specify the bank management responsible for completing each action step, as well as the date by which each step is expected to be completed.

In addition, Riggs Bank has made numerous changes to its internal audit function to improve the integrity and effectiveness of the bank’s BSA compliance policies and procedures. To improve its BSA internal audit process, in March 2004, the bank’s management revised its BSA internal audit plan.

Upon learning of the deficiencies cited by the OCC in the BSA internal audits, Riggs Bank actively sought to remedy the audit deficiencies and develop an internal audit program sufficient in scope to improve the testing of the bank’s BSA compliance policies and procedures. Riggs Bank replaced its outsourced internal audit provider in June, 2004 and retained an outside consultant in August 2004 to provide outsourced internal audit management services and to provide quality assurance reviews of Riggs’ outsourced internal audits, including Riggs’ outsourced BSA internal audits.

In August 2004, Riggs Bank hired an internal audit liaison manager to oversee and coordinate the bank’s outsourced internal audit function. In October 2004, the bank’s internal audit department engaged a BSA audit compliance expert to further assist the bank in overseeing the audits of its BSA compliance policies and procedures. In addition, in September 2004, Riggs Bank named an interim Chief Risk Officer.

Finally, to attempt to provide that immediate actions are undertaken to remedy deficiencies cited in internal audit reports, all internal audit reports, including all BSA internal audit reports, are submitted to the Audit Committees of the Boards of Directors of Riggs Bank and Riggs and discussed at Audit Committee meetings. The Internal Audit Liaison Manager tracks reportable findings until their resolution and provides interim progress updates to the Audit Committee.

In addition to the actions taken by Riggs Bank described above to improve the bank’s BSA-related internal controls and internal audit function, Riggs Bank has undertaken numerous steps to attempt to increase the effectiveness of Riggs Bank’s compliance with the BSA. These actions include, among others: (i) the implementation of enhanced suspicious activity monitoring and reporting processes; (ii) the implementation of policies and procedures to attempt to ensure that the bank’s books and records, including electronic information systems, are maintained in a complete and accurate condition; (iii) the implementation of policies and procedures to verify that information required by the BSA is appropriately documented, filed and maintained, and also sets forth the necessary actions to correct and verify any inaccurate or incomplete books and records; (iv) revising the bank’s policies and procedures for SAR filings; and (v) the hiring of Lawrence Connell, a respected banker and former bank regulator, who has senior management responsibility for overall compliance with the OCC Consent Orders and the Federal Reserve Cease and Desist Order and is the bank’s chief regulatory liaison.

Riggs’ BSA-related regulatory problems have significantly increased its costs of doing business and Riggs expects to continue to incur significant expenses in connection therewith. For 2004, Riggs had approximately $49 million of consulting costs, merger costs, legal costs and audit costs, a large part of which was attributable to BSA matters. Because it has been designated as being in a troubled condition, Riggs Bank’s FDIC quarterly insurance assessment increased by approximately $56 thousand from the second to the third quarter of 2004.

The July 2003 Consent Order is included in a Current Report filed by Riggs on Form 8-K dated July 17, 2003. The May 2004 Consent Order, the OCC Consent Order of Civil Money Penalty, the May 2004 Cease and Desist Order and the Assessment of Civil Money Penalty of the Financial Crimes Enforcement Network are each included in a Current Report filed by Riggs on Form 8-K dated May 17, 2004. The January 2005 Consent Order and January 2005 Cease and Desist Order are each included in a Current Report filed by Riggs on Form 8-K dated January 27, 2005.

Recent Management Changes

On March 7, 2005, Robert L. Allbritton resigned as Chairman and Chief Executive Officer of Riggs and as Chairman of Riggs Bank. On March 9, 2005, Riggs’ board appointed Anthony P. Terracciano as Chairman of the Board of Directors of Riggs and Lawrence I. Hebert as Riggs’ Chief Executive Officer. These appointments remain subject to regulatory approval.

Internal Control over Financial Reporting

As of December 31, 2004, Riggs’ management conducted an assessment of the effectiveness of Riggs’ internal control over financial reporting using the criteria in Internal Control-Integrated Framework, established by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, Riggs’ management has concluded that, as of December 31, 2004, Riggs did not maintain effective internal control over financial reporting due to the existence of material weaknesses, as described below.

During its evaluation of Riggs’ internal control over financial reporting as of December 31, 2004, Riggs’ management identified material weaknesses, as described below:

Control Environment and Internal Control Monitoring Function

•	During 2004, Riggs experienced high levels of employee turnover in key management and staff positions, including certain positions supporting financial reporting roles and had limited ability to appropriately address deficiencies in personnel in a timely manner. This turnover resulted in a lack of appropriate management supervision as of December 31, 2004 of employees fulfilling key functions in internal control over financial reporting;

•	As of December 31, 2004, Riggs did not employ accounting personnel possessing an appropriate level of technical expertise in key roles related to internal control over financial reporting. Specifically, Riggs’ accounting function did not employ personnel with adequate expertise related to accounting for and reporting of Riggs’ non-routine transactions; and

•

As of December 31, 2004, Riggs’ internal audit program was not sufficient to provide management a basis to assess the quality of Riggs’ internal control performance over time. Accordingly, management concluded that the monitoring component of Riggs’ internal control over financial reporting was not effective. Internal control monitoring involves assessing the design and operation of internal control on a timely basis and taking necessary corrective actions.

Regulatory Compliance Function

Riggs’ regulatory compliance function was ineffective over an extended period of time, insofar as it directly relates to those aspects of regulatory compliance in which associated violations of laws and regulations could have a material effect on the reliability of Riggs’ financial reporting. As of December 31, 2004 Riggs’ regulatory compliance function had not been in operation for a sufficient period of time to demonstrate operating effectiveness as of that date. Such deficiencies in Riggs’ regulatory compliance function represent a material weakness in internal control over financial reporting. Specifically, Riggs’ policies and procedures were not effective in ensuring that instances of non-compliance with the relevant provisions of applicable regulations are reflected in Riggs’ financial information on a timely basis. During the early part of 2004, Riggs identified instances of non-compliance with the provisions of the Bank Secrecy Act (BSA). These instances of non-compliance with the rules and regulations of the BSA resulted in Riggs entering into a Consent Order of Civil Money Penalty with the Office of the Comptroller of the Currency and a Consent to the Assessment of Civil Money Penalty with the Financial Crimes Enforcement Network and paying a civil money penalty in 2004. Reference is made to footnote 10 to Riggs’ consolidated financial statements contained in Riggs’ Annual Report on Form 10-K for the year ended December 31, 2004 for further discussion of the financial statement implications associated with non-compliance with the aforementioned laws and regulations.

Processes and Activities Associated with Accounting for Deferred Tax Asset Valuation Allowances

During its evaluation of Riggs’ internal control over financial reporting as of December 31, 2004, management identified a material weakness due to deficiencies in Riggs’ processes and activities related to the determination of valuation allowances of deferred tax assets. Specifically, as of December 31, 2004, Riggs did not maintain adequate documentation and lacked an adequate review process to ensure the reasonableness of assumptions underlying determinations regarding the recoverability of recorded deferred tax assets. This material weakness in internal control over financial reporting resulted in a material error in Riggs’ income tax expense, which was corrected prior to issuance of Riggs’ consolidated financial statements for the year ended December 31, 2004.

Each of the aforementioned material weaknesses in internal control over financial reporting individually result in more than a remote likelihood that a material misstatement of Riggs’ interim or annual financial statements will not be prevented or detected. Because of the material weaknesses described above, Riggs’ management concludes that, as of December 31, 2004, Riggs’ internal control over financial reporting was not effective based on the aforementioned criteria.

Corrective Action Plan

Riggs has made significant progress to remediate the material weaknesses described above. Specifically, Riggs took several measures to reduce turnover including establishing a retention bonus program for over 500 employees, ensuring that competent contractors were made available to each department in the Company, and implementing enhanced oversight of staffing levels. Significant demands on Riggs’ resources continued throughout the fourth quarter of 2004 and into the first quarter of 2005 as a direct result of an overall environment that includes multiple regulatory consent orders, governmental inquiries, and the pending merger. Riggs’ Board of Directors and senior management have been and will continue to focus on having appropriate resources to respond to these demands.

Riggs enhanced the internal audit program during 2004 and has now completed implementation of that program. However, at December 31, 2004, the updated internal audit program was not in place for a sufficient time period to fully determine its effectiveness. Riggs will continue to enhance its internal audit function in 2005 by expanding the scope of certain internal audits, enhancing the tracking of outsourced audit work, and modifying its existing internal audit plan as necessary. This will also include continued focus and review of regulatory risk through the use of internal audit, including outsourced internal audit resources.

Since the identification of various issues in Riggs’ regulatory compliance function in early 2003, Riggs has completely revamped this function through the establishment of a Compliance and Security Department. Riggs has devoted substantial resources to this Department, including the hiring of over 20 new employees, many of whom brought with them a substantial amount of experience and expertise. The establishment and development of the Compliance and Security Department continued into 2004 and was substantially complete by the third quarter of 2004. Management believes that the effectiveness of this function has been essential to its ability to remediate many of the regulatory issues it has faced. However, at December 31, 2004, this new compliance function was not in place for a sufficient period of time to fully determine its effectiveness as described above.

In response to the material weakness identified regarding oversight of Riggs’ tax process, Riggs will work to enhance the monitoring and oversight of the tax reporting process. In response to significant recent staff turnover, Riggs will take appropriate action to ensure the reliability of the tax process through the date of the pending merger.

Other significant control deficiencies previously disclosed in Riggs’ third quarter 2004 10-Q included the need for additional system access controls and a need for additional controls in Riggs’ commercial loan system. During the fourth quarter, management took steps to remediate these deficiencies. Riggs implemented additional system access controls, including the identification of an owner for each information system and classification of system data as public, proprietary or restricted in accordance with internal policy. Riggs reviewed user access for key systems and removed individuals who no longer require access to those systems. Riggs also implemented additional controls in its commercial loan system to minimize the risk of errors in the calculation of deferred loan fees. Riggs implemented an additional process to ensure loan fees are amortized in accordance with Statement of Financial Accounting Standards No. 91 and updated the estimated deferred costs of originating commercial loans.

RISK FACTORS

In addition to the other information included in this proxy statement/prospectus, you should carefully consider the matters described below in determining whether to approve the merger agreement and make a cash or stock election. Please also refer to the additional risk factors identified in the periodic reports and other documents of PNC and Riggs incorporated by reference into this document and listed in “Where You Can Find More Information.”

The Price of PNC Common Stock May Decrease Before and After the Merger, Which Would Decrease the Value of the Cash and PNC Shares Received By Riggs Stockholders

On February 9, 2005, the day before the merger was announced, the per share closing price for PNC common stock on the New York Stock Exchange was $53.28. On [*], 2005, the most recent practicable date before the mailing of this document, the closing price was $[*]. The price of PNC common stock may decrease before the merger is completed. The amount of cash or stock that a Riggs stockholder will receive will be determined based upon the average of the daily high and low per share sales prices of PNC common stock on the New York Stock Exchange for the five full consecutive NYSE trading days ending on the day before the merger is completed. A decrease in the stock price would result in a reduction in the amount of cash and value of PNC shares to be received by Riggs stockholders.

In addition, fluctuations in the price of PNC stock will occur after completion of the merger. The trading price of PNC stock received by a Riggs stockholder in connection with the merger, therefore, could be lower than the trading price of PNC stock on February 9, 2005; [*], 2005 or the closing date of the merger. The market value of PNC stock fluctuates based upon general market economic conditions, PNC’s business and prospects and other factors. There is no floor or ceiling on the value of the merger consideration represented by the shares of PNC common stock to be issued in the merger.

Stockholders May Receive a Form of Consideration Different From What They Elect

Although each Riggs stockholder may elect to receive all cash or all PNC stock in the merger, the pools of cash and PNC stock available for the Riggs stockholders are fixed amounts. As a result, if more Riggs stockholders elect to receive cash or stock than the fixed amounts, and you choose the election that is oversubscribed, you might receive a portion of your consideration in cash and a portion of your consideration in PNC stock. Because you may receive a mix of cash and stock regardless of your election, it will not be possible to determine the specific tax consequences of the merger at the time of making the election. If you receive cash in the merger instead of PNC stock as a result of the fixed pool of PNC stock, all or a part of this consideration may be taxable to you depending upon your basis in your shares of Riggs common stock.

The Opinion Obtained by Riggs from its Financial Advisor Will Not Reflect Changes in Circumstances Prior to the Merger

Lehman Brothers Inc., the financial advisor to Riggs, has delivered a “fairness opinion” to the board of directors of Riggs. The opinion states that, as of February 10, 2005 and based upon and subject to the factors and assumptions set forth in the opinion, the aggregate merger consideration to be offered to Riggs stockholders was fair, from a financial point of view, to those stockholders. The opinion does not reflect changes that may occur or may have occurred after February 10, 2005, including changes to the operations and prospects of PNC or Riggs, changes in general market and economic conditions or regulatory or other factors. Any such changes, or other factors on which the opinion is based, may alter the relative value of PNC and Riggs. Because Riggs does not plan to ask Lehman Brothers to update its opinion, the February 10 opinion may not accurately address the fairness of the merger consideration, from a financial point of view, at the time the merger is completed.

The Merger Agreement Limits Riggs’ Ability to Pursue Alternatives to the Merger

The merger agreement contains terms and conditions that make it more difficult for Riggs to sell its business to a party other than PNC. These “no shop” provisions impose restrictions on Riggs that, subject to certain exceptions, limit Riggs’ ability to discuss, facilitate or commit to competing third-party proposals to acquire all or a significant part of Riggs.

In addition, the board of directors of Riggs has agreed that it will not recommend a competing acquisition proposal and that it will not withdraw or negatively modify or qualify the recommendation that Riggs stockholders vote for the merger, except that the board of directors may take such actions if it determines that the failure to do so would violate its fiduciary duties. As described in more detail below in “The Merger Agreement —Termination Fee” on page 44, the merger agreement would require Riggs to pay PNC a termination fee of up to $30 million if a third party offers to acquire Riggs or announces its intention to acquire Riggs and the merger agreement is thereafter terminated because the Riggs board withdraws or modifies its recommendation of the merger with PNC or the Riggs stockholders fail to approve the merger with PNC (this fee reduced to $23 million under the terms of an agreement in principle to settle certain Riggs stockholder litigation described under “Recent Developments”). The other bids received by Riggs during the sale process (as described below in “Background of the Merger” on pages 46-49) contained similar terms, conditions and penalties limiting Riggs’ ability to discuss, facilitate or commit to third-party proposals to acquire Riggs. Riggs has not received or solicited any bids or indications of interest for an acquisition of Riggs or any substantial part of Riggs since the execution of the merger agreement with PNC in July 2004.

PNC required Riggs to agree to these provisions as a condition to PNC’s willingness to enter into the merger agreement. However, these provisions might discourage a third party that might have an interest in acquiring all or a significant part of Riggs from considering or proposing that acquisition even if it were prepared to pay consideration with a higher per share market price than the current proposed merger consideration, and the termination fee might result in a potential competing acquirer proposing to pay a lower per share price to acquire Riggs than it might otherwise have proposed to pay.

In addition, PNC required Mr. Joe L. Allbritton, a former Chairman and Chief Executive Officer of Riggs, to enter into an agreement to vote 7,177,441 Riggs shares directly and exclusively controlled by him, representing approximately 22.6% of the outstanding shares of Riggs, in favor of the merger. Mr. Allbritton currently has direct and exclusive control of approximately 28.6% of the outstanding shares of Riggs. The voting agreement between Mr. Allbritton and PNC may discourage a third party from considering or proposing an acquisition of Riggs.

Riggs’ Executive Officers and Directors Have Interests in the Merger in Addition to or Different from Your Interest as a Riggs Stockholder

Riggs’ board of directors directed the negotiation of the merger agreement with PNC, approved the agreement and is recommending that Riggs stockholders vote for the agreement. In considering these facts and the other information contained in this document, you should be aware that Riggs’ executive officers and directors have economic interests in the merger in addition to the interests that they share with you as a Riggs stockholder. As described in detail under the heading “Interests of Certain Persons in the Merger,” there are substantial financial interests to be conveyed to each executive officer of Riggs under the terms of certain existing change of control agreements and due to the accelerated vesting of Riggs stock options and other Riggs equity-based awards held by them. It is anticipated that, in addition to the value received from their existing stockholdings in Riggs, the aggregate value of the payments, accelerated vesting and other benefits (excluding indemnification and insurance arrangements) received by Riggs’ officers and directors could be up to $14 million. The other bids received by Riggs during the sale process (as described below in “Background of the Merger” on pages 46-49) did not separate the amount of payments or other benefits to be received by Riggs’ officers and directors in their bids. Had Riggs accepted one of the competing proposals, the interests of Riggs’ officers and directors in such alternative transaction would have been substantially similar to their interests in the merger with PNC.

The Ongoing Regulatory Matters Facing Riggs May Affect the Timing of and/or Conditions to the Merger

PNC and Riggs are working to complete the merger promptly, and expect to complete the merger as soon as possible and not later than May 31, 2005. However, delays in satisfying the conditions to the obligations of PNC and Riggs to complete the merger could delay completion. Neither PNC nor Riggs is required to complete the merger if bank regulators or other governmental entities have imposed regulatory conditions that would reasonably be expected to have a material adverse effect (measured on a scale relative to Riggs) on either PNC or Riggs. Before completing the merger, Riggs and PNC will need to obtain exemptions from the Department of Labor and the SEC to mitigate the potential business impact of Riggs Bank’s plea agreement with the Department of Justice. The applicable exemption requests are being pursued expeditiously. The exemption sought from the Department of Labor would allow Riggs and PNC to retain “qualified professional asset manager” status. The exemption sought from the Securities and Exchange Commission would allow PNC to continue to advise registered mutual funds under Section 9 of the Investment Company Act of 1940 notwithstanding Riggs Bank’s guilty plea with the Department of Justice.

After the completion of the merger, PNC will continue to honor the indemnity and expense advancement obligations to the present and former directors, officers, employees and agents of Riggs and its subsidiaries against costs, expenses, judgments, fines and other amounts incurred in connection with claims and investigations arising out of acts or omissions occurring at or prior to the completion of the merger.

Under the terms of the merger agreement, any fine or penalty imposed on Riggs or any officer, directors, employee or agent of Riggs would not impact the amount of the merger consideration payable by PNC pursuant to the merger agreement.

You May Not Be Able to Sell Your Shares of Riggs Common Stock for a Limited Period of Time.

In order to make a valid election, you will be required to submit all certificates for the Riggs common stock you own, together with the election materials, prior to the election deadline. The election deadline is 5:00 p.m., Eastern time, on [*], 2005. After the merger, PNC anticipates that it will take approximately five business days for the exchange agent in the merger to deliver to you the merger consideration to which you are entitled. Accordingly, during this period Riggs stockholders who have made an election will be unable to sell their shares of Riggs common stock. If you hold shares through a bank, broker or other nominee, you will be subject to the rules and procedures they establish with respect to elections.

MARKET PRICE AND DIVIDEND INFORMATION

Market Price Data

The principal trading markets for PNC and Riggs common stock are the New York Stock Exchange and the Nasdaq National Market, respectively.

Historical Market Prices and Dividends

The following tables set forth, for the periods indicated, the high and low sales prices per share of PNC common stock and high and low bid prices per share of Riggs common stock on the NYSE and Nasdaq National Market, respectively, based on published financial sources, and cash dividends declared on PNC and Riggs common stock.

PNC

COMMON STOCK

Calendar Period	High		Low	Cash Dividend
			(Per Share)
Fiscal Year 2003 (ended December 31, 2003)
First Quarter		$45.95	$41.63	$0.48
Second Quarter		$50.11	$42.06	$0.48
Third Quarter		$50.17	$46.41	$0.48
Fourth Quarter		$55.55	$47.63	$0.50
Fiscal Year 2004 (ended December 31, 2004)
First Quarter		$59.79	$52.68	$0.50
Second Quarter		$56.00	$50.70	$0.50
Third Quarter		$54.22	$48.90	$0.50
Fourth Quarter		$57.64	$50.70	$0.50
Fiscal Year 2005 (ending December 31, 2005)
First Quarter (through , 2005)	$		$	$0.50

RIGGS

COMMON STOCK

Calendar Period	High		Low	Cash Dividend
			(Per Share)
Fiscal Year 2003 (ended December 31, 2003)
First Quarter		$16.20	$13.51	$0.05
Second Quarter		$15.90	$13.25	$0.05
Third Quarter		$16.58	$14.92	$0.05
Fourth Quarter		$17.41	$15.73	$0.05
Fiscal Year 2004 (ended December 31, 2004)
First Quarter		$17.35	$14.70	$0.05
Second Quarter		$22.20	$15.25	$0.05
Third Quarter		$24.19	$20.50	—
Fourth Quarter		$22.98	$19.00	—
Fiscal Year 2005 (ending December 31, 2005)
First Quarter (through , 2005)	$		$	—

Pre-Merger Dividend Policy. Riggs suspended the payment of its common stock dividend and distributions on its trust preferred securities during November 2004. Under the terms of its trust preferred securities, Riggs cannot pay dividends on its common stock if there are accrued but unpaid distributions on its trust preferred securities. There are currently approximately $15.3 million in accrued but unpaid distributions on Riggs’ trust preferred securities, a portion of which is due to Riggs as a result of repurchasing some of the outstanding trust preferred securities.

Post-Merger Dividend Policy. Following the merger, the declaration of dividends will be at the discretion of the PNC board of directors and will be determined by PNC’s board of directors after consideration of various factors, including, without limitation, the earnings and financial condition of PNC and its subsidiaries, as well as applicable law and regulatory requirements.

COMPARATIVE UNAUDITED PER SHARE DATA

The following table presents at the dates and for the periods indicated (i) historical and pro forma combined per share data for PNC common stock, and (ii) historical and pro forma equivalent per share data for Riggs common stock. The information is based upon and should be read in conjunction with the respective historical consolidated financial statements of PNC and Riggs incorporated by reference in this proxy statement/prospectus.

The PNC common stock pro forma combined data give effect to the merger but do not reflect anticipated expenses and nonrecurring charges that may result from the merger. The pro forma per share data also do not reflect estimated expense savings and revenue enhancements anticipated to result from the merger.

The Riggs common stock pro forma equivalent basic earnings per share, diluted earnings per share and book value per share amounts were computed by multiplying the respective PNC common stock pro forma combined amounts by the quotient determined by dividing the PNC common stock to be issued in the merger by the number of Riggs common shares to be converted into PNC common shares. This quotient represents the fraction of a share of PNC common stock a Riggs stockholder receiving only PNC common stock would receive. The Riggs common stock pro forma equivalent cash dividends per common share was computed by multiplying the PNC common stock historical cash dividends per common share by the quotient determined by dividing the PNC common stock to be issued in the merger by the number of Riggs common shares to be converted into PNC common shares. For purposes of these computations, the value of the merger consideration was based on the closing price of PNC common stock on February 7, 2005, three days before the merger agreement was executed. These computations assume that at closing: (i) there would be 31,799,270 Riggs common shares outstanding of which 17,489,599 would be converted into PNC common shares, (ii) total cash consideration to be paid would be approximately $286.2 million, and (iii) 6,408,794 PNC common stock shares would be issued in the merger.

The pro forma data are presented for informational purposes only and are not necessarily indicative of the combined financial position or results of continuing operations which would have been realized had the merger been consummated during the periods or as of the dates for which the pro forma data are presented or which will be attained in the future.

	As of or for the Year Ended December 31, 2004	As of or for the Year Ended December 31, 2003
PNC Common Stock:
Basic earnings per share from continuing operations
Historical	$4.25	$3.68
Pro Forma Combined	3.80	3.60
Diluted earnings per share from continuing operations
Historical	4.21	3.65
Pro Forma Combined	3.78	3.58
Cash dividends per common share
Historical	2.00	1.94
Book value per share at period end
Historical	26.41	23.97
Pro Forma Combined	27.04	24.66
Riggs Common Stock:
Basic earnings/(loss) per share from continuing operations
Historical	(3.33)	0.02
Pro Forma Equivalent	1.38	1.32
Diluted earnings/(loss) per share from continuing operations
Historical	(3.33)	0.02
Pro Forma Equivalent	1.37	1.31
Cash dividends per common share
Historical	0.10	0.20
Pro Forma Equivalent	0.73	0.71
Book value per share at period end
Historical	10.03	13.02
Pro Forma Equivalent	9.91	9.04

CONDENSED CONSOLIDATED FINANCIAL DATA OF PNC AND SUBSIDIARIES

The following table shows financial results of PNC as of and for the periods indicated. PNC’s consolidated annual amounts are derived from PNC’s audited consolidated financial statements, and have been prepared in conformity with accounting principles generally accepted in the United States of America. You should not assume that the results presented below are indicative of results for any future period.

Selected Condensed Consolidated Financial Data

PNC and Subsidiaries

	Year Ended December 31,
	2004	2003	2002	2001(a)	2000
Earnings (in millions)
Net interest income	$1,969	$1,996	$2,197	$2,262	$2,164
Provision for credit losses	52	177	309	903	136
Noninterest income	3,563	3,257	3,197	2,652	2,950
Noninterest expense	3,735	3,476	3,227	3,414	3,103

Income from continuing operations before minority and noncontrolling interests and income taxes	1,745	1,600	1,858	597	1,875
Minority and noncontrolling interests in income of consolidated entities	10	32	37	33	27
Income taxes	538	539	621	187	634

Income from continuing operations	1,197	1,029	1,200	377	1,214
Income (loss) from discontinued operations, net of tax	—	—	(16)	5	65

Income before cumulative effect of accounting change	1,197	1,029	1,184	382	1,279
Cumulative effect of accounting change, net of tax	—	(28)	—	(5)	—

Net income	$1,197	$1,001	$1,184	$377	$1,279

Per common share data
Basic earnings (loss)
Continuing operations	$4.25	$3.68	$4.23	$1.27	$4.12
Discontinued operations	—	—	(0.05)	0.02	0.23

Before cumulative effect of accounting change	4.25	3.68	4.18	1.29	4.35
Cumulative effect of accounting change	—	(0.10)	—	(0.02)	—

Net income	$4.25	$3.58	$4.18	$1.27	$4.35

Diluted earnings (loss)
Continuing operations	$4.21	$3.65	$4.20	$1.26	$4.09
Discontinued operations	—	—	(0.05)	0.02	0.22

Before cumulative effect of accounting change	4.21	3.65	4.15	1.28	4.31
Cumulative effect of accounting change	—	(0.10)	—	(0.02)	—

Net income	$4.21	$3.55	$4.15	$1.26	$4.31

Book value (at period end)	$26.41	$23.97	$24.03	$20.54	$21.88
Cash dividends declared	$2.00	$1.94	$1.92	$1.92	$1.83
Period end balances (in millions)
Total assets	$79,723	$68,168	$66,377	$69,638	$69,921
Total deposits	53,269	45,241	44,982	47,304	47,664
Total borrowed funds	11,964	11,453	9,116	12,090	11,718
Total shareholders’ equity	7,473	6,645	6,859	5,823	6,656

(a)	See Note 7, “Fourth Quarter 2001 Actions,” to the Consolidated Financial Statements of PNC contained in PNC’s Annual Report on Form 10-K for the year ended December 31, 2003 for further information regarding items impacting the comparability of 2001 amounts with other periods presented.

CONDENSED CONSOLIDATED FINANCIAL DATA OF RIGGS AND SUBSIDIARIES

The following table shows financial results of Riggs as of and for the periods indicated. Riggs’ consolidated annual amounts are derived from Riggs’ audited consolidated financial statements, and have been prepared in conformity with U.S. generally accepted accounting principles. You should not assume that the results presented below are indicative of results for any future period.

Selected Condensed Consolidated Financial Data

Riggs and Subsidiaries

	Year Ended December 31,
	2004	2003	2002	2001	2000
Earnings (in millions)
Net interest income	$150	$169	$191	$189	$189
Provision for credit losses	—	5	—	3	19
Noninterest income	99	109	93	85	117
Noninterest expense	365	258	238	263	223

Income (loss) from continuing operations before income taxes and minority interest in income of subsidiaries	(117)	16	45	8	65
Income taxes (benefit)	(21)	4	15	10	24
Minority interest in income of subsidiaries	4	11	17	20	20
Income (loss) from discontinued operations, net of tax	2	—	—	(2)	—

Net income (loss)	$(98)	$1	$13	$(23)	$22

Per common share data
Basic earnings (loss)
Continuing operations	$(3.33)	$.02	$.46	$(.77)	$.76
Discontinued operations	$.06	$.01	$—	$(.05)	$—

Net income (loss)	$(3.27)	$.03	$.46	$(.82)	$.76

Diluted earnings (loss)
Continuing operations	$(3.33)	$.02	$.46	$(.77)	$.76
Discontinued operations	$.06	$.01	$—	$(.05)	$—

Net income (loss)	$(3.27)	$.03	$.45	$(.82)	$.76

Book value (at period end)	$10.03	$13.02	$13.65	$12.66	$13.48
Cash dividends declared	$.10	$.20	$.20	$.20	$.20

Period end balances (in millions)
Total assets	$6,009	$6,321	$6,796	$6,084	$5,526
Total deposits	3,798	4,286	5,239	4,522	4,076
Total borrowed funds	1,637	1,583	829	663	649
Total shareholders’ equity	318	374	389	361	383

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

We make statements in this proxy statement/prospectus and the documents that are made part of this proxy statement/prospectus by reference to other documents filed with the SEC, and we may from time to time make other statements, regarding PNC’s or Riggs’ outlook or expectations for earnings, revenues, expenses and/or other matters regarding or affecting PNC and Riggs that are forward-looking statements. Forward-looking statements are typically identified by words or phrases such as “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions.

Forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made. We do not assume any duty and do not undertake to update our forward-looking statements. Actual results or future events could differ, possibly materially, from those that we anticipated in our forward-looking statements, and future results could differ materially from our historical performance.

In addition to factors that we have previously disclosed in our SEC reports and those that we discuss elsewhere in this document, PNC’s and Riggs’ forward-looking statements are subject to, among others, the following risks and uncertainties, which could cause actual results or future events to differ materially from those that we anticipated in our forward-looking statements or from our historical performance:

•	Issues related to the completion of the merger of PNC and Riggs and the integration of the remaining Riggs businesses into PNC, including the following:

•	completion of the transaction is dependent on, among other things, receipt of stockholder and regulatory approvals and regulatory waivers, the timing of which cannot be predicted with precision at this point and which may not be received at all;

•	successful completion of the transaction and our ability to realize the benefits that we anticipate from the acquisition also depend on the nature of any future developments with respect to Riggs’ regulatory and legal issues, the ability to comply with the terms of all current or future requirements (including any related action plan) resulting from these issues, and the extent of future costs and expenses arising as a result of these issues, including the impact of increased litigation risk and any claims for indemnification or advancement of costs;

•	Riggs’ regulatory and legal issues may cause reputational harm to PNC following the acquisition and integration of its business into PNC’s business;

•	the merger may be materially more expensive to complete than anticipated as a result of unexpected factors or events;

•	the integration into PNC of the Riggs business and operations that PNC acquires, which will include conversion of Riggs’ different systems and procedures, may take longer or be more costly than anticipated and may have unanticipated adverse results relating to Riggs’ or PNC’s existing businesses;

•	it may take longer than expected to realize the anticipated cost savings of the acquisition, and the anticipated cost savings may not be achieved in their entirety;

•	the anticipated strategic and other benefits of the acquisition to PNC are dependent in part on the future performance of Riggs’ business, and there can be no assurance as to actual future results, which could be affected by various factors, including the risks and uncertainties generally related to the performance of PNC’s and Riggs’ businesses or due to factors related to the acquisition of Riggs and the process of integrating Riggs’ business at closing into PNC;

•

changes in political, economic or industry conditions, the interest rate environment or financial and capital markets (including as a result of actions of the Federal Reserve Board affecting interest rates, the money supply or otherwise reflecting changes in monetary policy), which could affect: (a) credit quality and the extent of our credit losses; (b) the extent of funding of our unfunded loan commitments and letters of credit; (c) our allowances for loan and lease losses and unfunded loan commitments and letters of credit; (d) demand for our credit or fee-based products and services; (e) our net interest income; (f) the value of assets under management and assets serviced, of private equity investments, of other debt and equity investments, of loans held for sale, or of other on-balance sheet and off-balance sheet assets; or (g) the availability and terms of funding necessary to meet our liquidity needs;

•	the impact on PNC and Riggs of legal and regulatory developments, including the following: (a) the resolution of legal proceedings or regulatory and other governmental inquiries; (b) increased litigation risk from recent regulatory and other governmental developments; (c) the results of the regulatory examination process, our failure to satisfy the requirements of agreements with governmental agencies, and regulators’ future use of supervisory and enforcement tools; (d) legislative and regulatory reforms, including changes to tax law; and (e) changes in accounting policies and principles, with the impact of any such developments possibly affecting our ability to operate our businesses or our financial condition or results of operations or our reputation, which in turn could have an impact on such matters as business generation and retention, our ability to attract and retain management, liquidity and funding;

•	the impact on PNC or Riggs of changes in the nature or extent of competition;

•	the introduction, withdrawal, success and timing of PNC’s or Riggs’ business initiatives and strategies;

•	customer acceptance of PNC’s and Riggs’ products and services, and our customers’ borrowing, repayment, investment and deposit practices;

•	the impact on PNC or Riggs of changes in the extent of customer or counterparty delinquencies, bankruptcies or defaults that could affect, among other things, credit and asset quality risk and our provision for credit losses;

•	the ability to identify and effectively manage risks inherent in PNC’s and Riggs’ businesses;

•	how PNC chooses to redeploy available capital, including the extent and timing of any share repurchases and acquisitions or other investments in our businesses;

•	the impact, extent and timing of technological changes, the adequacy of intellectual property protection, and costs associated with obtaining rights in intellectual property claimed by others;

•	the timing and pricing of any sales of loans or other financial assets held for sale;

•	our ability to obtain desirable levels of insurance and to successfully submit claims under applicable insurance policies;

•	the relative and absolute investment performance of assets under management; and

•	the extent of terrorist activities and international hostilities, increases or continuations of which may adversely affect the economy and financial and capital markets generally or PNC or Riggs specifically.

THE STOCKHOLDERS MEETING

Purpose, Time and Place

This proxy statement/prospectus is being furnished to you in connection with the solicitation of proxies by the Riggs board of directors from holders of Riggs common stock, the only class of Riggs capital stock outstanding, for use at the special meeting to be held at W.W. Corcoran Office, 1503 Pennsylvania Avenue, N.W., Washington, D.C., on [*], at [*], Eastern Time, and at any adjournments or postponements of the special meeting. At the special meeting, holders of Riggs common stock will be asked to consider and vote upon a proposal to approve and adopt the merger agreement, a proposal to adjourn the special meeting, if necessary, to solicit additional proxies in favor of the merger, and such other matters as may properly come before the special meeting.

Record Date

The Riggs board has fixed the close of business (5:00 p.m., Eastern time) on March 18, 2005 as the record date for determining the holders of Riggs common stock entitled to notice of, and to vote at, the special meeting. Only holders of record of Riggs common stock at the close of business on the record date will be entitled to notice of, and to vote at, the special meeting. As of the record date, approximately 32,810,744 shares of Riggs common stock were issued and outstanding and entitled to vote at the special meeting.

Voting Rights and Vote Required

Holders of record of Riggs common stock are entitled to one vote per share on any matter which may properly come before the special meeting. Votes may be cast at the special meeting in person or by proxy. The presence at the special meeting, either in person or by proxy of the holders of a majority of the outstanding Riggs common stock entitled to vote, is necessary to constitute a quorum in order to transact business at the special meeting. However, if a quorum is not present at the special meeting, it is expected that the meeting will be adjourned or postponed in order to solicit additional proxies.

Under Delaware law, Riggs’ certificate of incorporation and its by-laws, as amended, the presence, in person or by properly executed proxy, of the holders of a majority of the outstanding shares of Riggs common stock is necessary to constitute a quorum at the Riggs special meeting. Abstentions and broker non-votes will be counted for the purpose of determining whether a quorum is present. When we refer to broker non-votes, we are referring to shares held by brokers or nominees as to which voting instructions have not been received from the beneficial owners or the persons entitled to vote those shares and the broker or nominee does not have discretionary voting power under the applicable Nasdaq National Market rules.

Approval of the merger agreement requires the affirmative vote of the holders of a majority of the outstanding shares of Riggs common stock entitled to vote at the Riggs special meeting. Because the affirmative vote of the holders of a majority of the outstanding shares of Riggs common stock entitled to vote at the Riggs special meeting is needed for us to proceed with the merger, the failure to vote by proxy or in person will have the same effect as a vote against the merger. Abstentions and broker non-votes also will have the same effect as a vote against the merger. Accordingly, the Riggs board of directors urges Riggs stockholders to complete, date, and sign the accompanying proxy card and return it promptly in the enclosed postage-paid envelope.

As of the record date:

•	Directors and executive officers of Riggs and their affiliates had the right to vote 2,876,202 shares of Riggs common stock, or approximately 9.0% of the outstanding Riggs common stock at that date.

•	Directors and executive officers of PNC and their affiliates, including PNC and its subsidiaries acting as fiduciaries, custodians or agents, had the right to vote approximately 29,300 shares of Riggs common stock, representing less than 1% of the outstanding Riggs common stock on that date.

It is currently expected that all directors and executive officers will vote their shares in favor of approving the merger agreement. In addition, Mr. Joe L. Allbritton, a former Chairman and Chief Executive Officer of Riggs, has entered into an agreement to vote 7,177,441 Riggs shares directly and exclusively controlled by him, representing approximately 22.6% of the outstanding shares of Riggs, in favor of the merger. Mr. Allbritton currently has direct and exclusive control of approximately 28.6% of the outstanding shares of Riggs with a market value of approximately $[  *  ] million based on the closing price of Riggs common stock on [  *  ], 2005. In addition to the shares of Riggs common stock directly and exclusively controlled by Mr. Allbritton, he has shared voting power with respect to shares of Riggs common stock which constitute approximately 7.9% of Riggs outstanding common stock with a market value of approximately $[  *  ] million based on the closing price of Riggs common stock on [  *  ], 2005. The shares over which Mr. Allbritton has shared control are not subject to the voting agreement between Mr. Allbritton and PNC.

Voting of Proxies

Shares represented by properly executed proxies (through the return of the enclosed proxy card) received in time for the special meeting will be voted at the special meeting in the manner specified by such proxies. If your proxy is properly executed but does not contain voting instructions, your proxy will be voted “for” approval of the merger agreement. If other matters are properly presented before the special meeting, the persons named in such proxy will have authority to vote in accordance with their judgment on any other such matters. It is not expected that any matter other than as described in this proxy statement/prospectus will be brought before the special meeting.

Revocability of Proxies

The grant of a proxy on the enclosed proxy card does not preclude a stockholder from voting in person. You may revoke a proxy at any time prior to your proxy being voted at the special meeting by:

•	delivering, prior to the special meeting, to the Corporate Secretary of Riggs at 800 17th Street, N.W., Washington, D.C. 20005, a written notice of revocation bearing a later date or time than the proxy;

•	submitting another proxy by mail that is later dated and, if applicable, that is properly signed; or

•	attending the special meeting and voting in person.

Attendance at the special meeting will not by itself constitute revocation of a proxy. If an adjournment occurs, it will have no effect on the ability of stockholders as of the record date to exercise their voting rights or to revoke any previously delivered proxies. Riggs does not expect to adjourn the special meeting for a period of time long enough to require the setting of a new record date for such meeting.

Participants in the Riggs 401(k) Plan

If you are a participant in the Riggs Bank N.A. 401(k) Plan, you will have received with this proxy statement/prospectus voting instruction forms that reflect all shares you may vote under this plan. Under the terms of this plan, the trustee or administrator votes all shares held by the plan, but each participant may direct the trustee or administrator how to vote the shares of Riggs common stock allocated to his or her plan account. If you own shares through this plan and do not vote, the plan trustee or administrator will vote the shares in accordance with the terms of the plan. The deadline for returning your voting instructions is [*], 2005.

Adjournments

Although it is not expected, the special meeting may be adjourned for the purpose of soliciting additional proxies in favor of the merger. Any adjournment of the special meeting may be made without notice, other than by an announcement made at the special meeting, by approval of the holders of a majority of the shares of Riggs common stock present in person or represented by proxy at the special meeting, whether or not a quorum exists. Any adjournment or postponement of the special meeting for the purpose of soliciting additional proxies will allow Riggs stockholders who have already sent in their proxies to revoke them at any time prior to their use.

Solicitation of Proxies

Riggs generally will bear the cost of soliciting proxies. In addition to solicitation by mail, the directors, officers and employees of Riggs and its subsidiaries may solicit proxies from stockholders by telephone, telegram or in person. Arrangements will also be made with brokerage houses and other custodians, nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of stock held of record by such persons, and Riggs will reimburse such company’s custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses in connection with doing so.

Riggs stockholders should not send stock certificates with their proxy cards.

Appraisal Rights

If you wish to dissent from the merger and exercise your statutory appraisal rights, you may not vote in favor of the merger. In addition, you must deliver a written demand for appraisal to Riggs care of its Corporate Secretary before the special meeting. For additional information, see “The Merger—Appraisal Rights” on pages 60-63.

THE MERGER AGREEMENT

General

The PNC board of directors and the Riggs board of directors have each approved and adopted the merger agreement, the merger and the other transactions contemplated by the merger agreement as amended and restated on February 10, 2005. This section of the proxy statement/prospectus describes material provisions of the merger agreement. This description, as well as other descriptions of the merger agreement or any portion thereof contained elsewhere in this proxy statement/prospectus, does not purport to be complete and is qualified in its entirety by reference to the merger agreement, a copy of which is attached as Annex A to this proxy statement/prospectus and is incorporated into this proxy statement/prospectus by reference. We urge you to read the merger agreement carefully and in its entirety.

Material Amendments

PNC and Riggs entered into the original merger agreement in July 2004. As a result of legal and other developments at Riggs following announcement of the merger, the parties renegotiated the terms of the transaction and subsequently amended and restated the agreement effective February 10, 2005. See “—Background of the Merger.” The primary change to the merger agreement was to revise the price to be paid for each Riggs share from approximately $24.25 (based on PNC’s market price shortly before announcement of the original agreement) to approximately $20.00 (based on PNC’s closing NYSE stock price shortly before announcement of the amended and restated agreement). In addition, the merger agreement now provides for the acquisition by PNC Bank, National Association, of the assets of Riggs Bank N.A. (rather than a merger of the two bank subsidiaries) in order to mitigate the potential business impact of Riggs Bank’s plea agreement with the Department of Justice described in more detail under “Recent Developments” on page 11. This change in structure will not impact the merger consideration to be received by Riggs stockholders. The parties also agreed to extend the termination date of the merger agreement from April 30 to May 31, 2005, and updated the date from which any material adverse change would be measured, as well as their disclosures regarding legal and other developments following the signing of the original merger agreement. The terms of the merger agreement described below are the terms as amended.

Form of the Merger

Under the terms of the merger agreement, Riggs will merge with and into PNC, with PNC surviving the merger and continuing its corporate existence under Pennsylvania law. Immediately thereafter, PNC Bank, National Association, will acquire the assets of Riggs Bank N.A.

Timing of Completion of the Merger

The merger agreement provides that completion of the merger will take place no later than the third business day after satisfaction or waiver of the conditions to the merger set forth in the merger agreement, unless another time or date is agreed to by PNC and Riggs. PNC and Riggs currently anticipate completing the merger as soon as possible and not later than May 31, 2005, subject to receipt of all required regulatory approvals and the satisfaction of the other closing conditions.

However, delays in satisfying the conditions to the obligations of PNC and Riggs to complete the merger could delay completion. Neither PNC nor Riggs is required to complete the merger if bank regulators or other governmental entities have imposed regulatory conditions that would reasonably be expected to have a material adverse effect (measured on a scale relative to Riggs) on either PNC or Riggs; PNC and Riggs have agreed that the failure to obtain exemptions from the Department of Labor and the SEC to mitigate the potential business impact of Riggs Bank’s plea agreement with the Department of Justice would have such an effect.

Merger Consideration

As a result of the merger, Riggs stockholders will have the right, with respect to each of their shares of Riggs common stock, to elect to receive, subject to proration as described below, merger consideration consisting of either cash or shares of PNC common stock. The aggregate value of the merger consideration (and the value to be received for each Riggs share) will fluctuate with the value of PNC common stock and will be determined based on the average of the high and low per share sales prices of PNC common stock for the five trading days ending on the trading day immediately prior to completion of the merger. The relative composition of the aggregate merger consideration will also fluctuate with the value of PNC common stock. Based on the closing price of PNC common stock on [*], 2005, the aggregate merger consideration would be composed of approximately [*]% PNC common stock and [*]% cash. The table on page 3 of the Summary illustrates how the value of the merger consideration will fluctuate over a hypothetical range of PNC closing stock prices.

As explained in more detail in this proxy statement/prospectus, whether you make a cash election or a stock election, the value of the consideration that you will receive as of the completion date will be approximately the same based on the PNC stock price used to calculate the merger consideration. Any Riggs stockholder who does not make a valid election in the stockholder’s form of election will receive cash, shares of PNC common stock or a mixture of cash and shares of PNC common stock, based on what is available after giving effect to the valid elections made by other stockholders and the impact of the proration provisions described below. In addition, Riggs stockholders may specify different elections with respect to different shares held by them (for example, a stockholder with 100 shares could make a cash election with respect to 50 shares and a stock election with respect to the other 50 shares).

Cash Election. The merger agreement provides that each Riggs stockholder who makes a valid cash election will have the right to receive, in exchange for each share of Riggs common stock, an amount in cash equal to the Per Share Amount, subject to possible proration and adjustment. Based on the closing price of PNC common stock on [*], 2005, the Per Share Amount was approximately $[*]. The total amount of cash that will be paid in the merger is fixed and as a result, even if you make a cash election, you may nevertheless receive a mix of cash and stock.

The “Per Share Amount” is the amount obtained by dividing the Closing Transaction Value by the number of shares of Riggs common stock outstanding immediately prior to completion of the merger.

•	The “Closing Transaction Value” is determined by adding (1) the Aggregate Cash Amount and (2) the product of the Aggregate PNC Share Amount and the Measurement Price.

•	The “Aggregate Cash Amount” is determined by multiplying the Aggregate Company Share Amount by $9.00.

•	The “Aggregate Company Share Amount” is initially 31,799,270, and will be increased from time to time prior to completion of the merger by the number of shares of Riggs common stock issued as a result of the exercise of outstanding Riggs stock options granted under the Riggs stock plans, the funding of the trust under the Riggs Amended and Restated Deferred Compensation Plan, the distribution of interests under the Riggs and Riggs Bank Deferred Compensation Plan for Directors and the vesting of deferred and performance share awards under the Riggs 2002 Long-Term Incentive Plan.

•

The “Aggregate PNC Share Amount” is, subject to the adjustments described below under “Adjustments to Preserve Tax Treatment,” initially 6,408,790; provided, however, that (i) this number will be increased from time to time prior to completion of the merger by the product of 0.2580 and the number of shares of Riggs common stock issued as a result of the exercise of outstanding Riggs stock options granted under the Riggs stock plans, the funding of the trust under the Riggs Amended and Restated Deferred Compensation Plan, the distribution of interests under the Riggs and Riggs Bank Deferred Compensation Plan for Directors and the vesting of deferred and performance share awards under the Riggs 2002 Long-Term Incentive Plan, and (ii) this number will be decreased in the event any shares of Riggs common stock held by PNC or Riggs are cancelled pursuant to the merger agreement, other than shares owned or held in a bona fide fiduciary or agency capacity or in satisfaction of a debt previously contracted in good faith, by the product of 0.2015 and the number of shares of Riggs common stock so cancelled; provided, however, that (ii) shall not apply to the 3,341,521 shares of Riggs common stock held as treasury shares as of February 10, 2005.

•	The “Measurement Price” is the average of the daily high and low per share sales prices of PNC Common Stock on the New York Stock Exchange for the five full consecutive New York Stock Exchange trading days ending on the trading day immediately prior to the Closing Date.

Stock Election. The merger agreement provides that each Riggs stockholder who makes a valid stock election will have the right to receive, in exchange for each share of Riggs common stock, a fraction of a share of PNC common stock equal to the Exchange Ratio. The total number of shares of PNC common stock that will be issued in the merger is fixed (subject to the adjustments set forth above) and as a result, even if you make a stock election, you may nevertheless receive a mix of cash and stock.

The “Exchange Ratio” is defined in the merger agreement as the number of shares of PNC stock obtained by dividing the Per Share Amount by the Measurement Price.

Non-Electing Shares. Riggs stockholders who make no election to receive cash or PNC common stock in the merger, and Riggs stockholders who do not make valid elections, will be deemed not to have made an “election.” Stockholders not making an election may be paid in cash, PNC common stock or a mix of cash and shares of PNC common stock.The consideration paid to non-electing stockholders will depend upon whether the stock or the cash consideration is over subscribed as detailed under “—Proration if Too Much Stock is Elected” and “—Proration if Too Much Cash Is Elected.”

Adjustments to Preserve Tax Treatment. The number of shares of PNC common stock that may be issued in the merger to Riggs stockholders may be increased, and the aggregate amount of cash that will be issued to Riggs stockholders may be decreased, as described in the formula below, if such adjustment is necessary to ensure that the merger qualifies as a “reorganization” for United States federal income tax purposes as described under “The Merger—Material Federal Income Tax Consequences of the Merger” beginning on page 63.

The merger agreement provides that if the quotient obtained by dividing:

•	the product of the Aggregate PNC Share Amount and the arithmetic average of the high and low per share sales prices of PNC common stock reported on the New York Stock Exchange on the date of completion of the merger (or, if the date of completion of the merger is not a trading day, then on the first trading day prior to the date of completion of the merger), by

•	the sum of the Aggregate Cash Amount, the Other Cash Consideration (as defined below) and the product of (1) the Aggregate PNC Share Amount and (2) the arithmetic average of the high and low per share sales prices of PNC common stock reported on the New York Stock Exchange on the date of completion of the merger (or, if date of completion of the merger is not a trading day, then on the first trading day prior to the date of completion of the merger), is less than 0.425, then for all purposes of the merger agreement the Aggregate PNC Share Amount will be increased by the fewest number of shares of PNC common stock required to prevent the quotient from being less than 0.425, and the market value of any additional PNC shares will be subtracted from the Aggregate Cash Amount. “Other Cash Consideration” is defined in the merger agreement as the sum of (1) the product of the number of shares held by stockholders who dissent from the merger and seek the appraised value of their shares (unless the dissenting stockholder has withdrawn or lost his or her right to dissent from the merger by the date of completion of the merger) and the Per Share Amount and (2) any other amounts received by a holder of Company stock prior to the Merger, either in a redemption of Company stock or in a distribution with respect to

Company stock if those amounts are treated as other property or money received in the exchange for purposes of Section 356 of the Internal Revenue Code, or would be so treated if the Riggs stockholder also had received PNC shares in exchange for Riggs common stock).

Proration. The total number of shares of PNC common stock that will be issued and cash that will be paid in the merger is fixed at 6,408,790 shares and $286,193,430, respectively, subject to adjustment as described above. Therefore, the cash and stock elections are subject to proration to preserve this limitation on the number of shares of PNC common stock to be issued and cash to be paid in the merger. As a result, even if you make the cash election or stock election, you may nevertheless receive a mix of cash and stock.

Proration if Too Much Stock Is Elected. Cash may be paid to stockholders who make stock elections if the stock election is oversubscribed. The total number of shares of Riggs common stock for which valid stock elections are made is known as the “Stock Election Number.” The number of shares of Riggs common stock that will be converted into shares of PNC common stock in the merger is equal to the Stock Conversion Number. The “Stock Conversion Number” is equal to the quotient obtained by dividing (1) the Aggregate PNC Share Amount by (2) the Exchange Ratio.

If the Stock Election Number is greater than the Stock Conversion Number, the stock election is oversubscribed. If the stock election is oversubscribed, then:

•	Riggs stockholders making a cash election, and those stockholders who failed to make valid elections, will receive merger consideration consisting only of cash for each share of Riggs common stock;

•	the exchange agent will allocate from among the shares with respect to which valid stock elections have been made (“Stock Election Shares”), pro rata to the holders of those shares in accordance with their respective numbers of Stock Election Shares, a sufficient number of Stock Election Shares (“Converted Stock Election Shares”) so that the difference between (1) the number of Stock Election Shares less (2) the number of the Converted Stock Election Shares equals as closely as practicable the Stock Conversion Number, and each Converted Stock Election Share will be, as of the Effective Time, converted into the right to receive the Per Share Cash Consideration; and

•	each Stock Election Share that is not a Converted Stock Election Share will be converted into the right to receive the cash consideration.

If an election form designates by stock certificate number the priority in which the Stock Election Shares governed by such Election Form are to be reallocated pursuant to the second bullet point above, those Stock Election Shares will be deemed reallocated in accordance with that priority. This may allow a stockholder to direct that shares of Riggs stock in which the holder has a lower tax basis or a shorter holding period would be allocated PNC common stock merger consideration before PNC common stock is allocated to shares in which the holder has a higher tax basis or a longer holding period.

Proration if Too Much Cash Is Elected. PNC common stock may be issued to stockholders who make cash elections if the cash election is oversubscribed. If the Stock Election Number is less than the Stock Conversion Number, the cash election is oversubscribed. If the stock election is oversubscribed, then:

•	each Stock Election Share will be converted into the right to receive the stock consideration;

•	the exchange agent will allocate from among the shares with respect to which no valid election has been made (“No-Election Shares”), pro rata to the holders of No-Election Shares in accordance with their respective numbers of No-Election Shares, a sufficient number of No-Election Shares so that the sum of such number and the number of Stock Election Shares equals as closely as practicable the Stock Conversion Number, and each such allocated No-Election Share (each, a “Stock-Selected No-Election Share”) will be converted into the right to receive the stock consideration, except that if the sum of all No-Election Shares and Stock Election Shares is equal to or less than the Stock Conversion Number, all No-Election Shares will be Stock-Selected No-Election Shares;

•	if the sum of Stock Election Shares and No-Election Shares is less than the Stock Conversion Number, the exchange agent will allocate from among the shares with respect to which a valid cash election was made (“Cash Election Shares”), pro rata to the holders of Cash Election Shares in accordance with their respective numbers of Cash Election Shares, a sufficient number of Cash Election Shares so that the sum of such number, the number of all Stock Election Shares and the number of all No-Election Shares equals as closely as practicable the Stock Conversion Number, and each such allocated Cash Election Share (each, a “Converted Cash Election Share”) will be converted into the right to receive the cash consideration; and

•	each No-Election Share and Cash Election Share that is not a Stock-Selected No-Election Share or a Converted Cash Election Share will be converted into the right to receive the cash Consideration.

Riggs 401(k) Plan. If you hold shares of Riggs common stock in your account in the Riggs Bank N.A. 401(k) Plan, you will be able to direct the trustee of such plan to make an election to receive cash, PNC common stock or a combination of cash and PNC common stock for your allocated shares. For any shares for which no directions are received, the plan trustee or administrator will make an election to receive cash, PNC common stock, or a combination of cash and PNC common stock for the allocated shares in accordance with the terms of the plan.

Treasury Shares and Shares Held by PNC or Riggs or Any of Their Subsidiaries. Any shares of Riggs common stock owned immediately prior to the effective time of the merger by Riggs or PNC (other than shares held in a bona fide fiduciary or agency capacity or in satisfaction of a debt previously contracted in good faith) will be cancelled and retired and will cease to exist, and no consideration will be delivered in exchange for those shares. All shares of Riggs common stock owned by a subsidiary of PNC or of Riggs (other than shares held in a bona fide fiduciary or agency capacity) will be converted in the merger only into PNC common stock.

Riggs Stock Options and Other Equity Based Awards. Upon completion of the merger, all outstanding stock options issued under the Riggs stock plans representing rights to purchase Riggs common stock, whether or not such stock options are exercisable or vested, will be cancelled and converted into the right to receive from PNC, subject to any required withholding of taxes, cash equal to the Per Share Amount less the per share exercise price for each share of Riggs common stock subject to such Riggs stock options. The merger agreement also provides that each unvested deferred share award and each unvested performance share award outstanding under the Riggs 2002 Long-Term Incentive Plan will be terminated immediately prior to the effective time of the merger and replaced with one share of Riggs common stock.

Conversion of Shares; Exchange of Certificates; Elections as to Form of Consideration

The conversion of Riggs common stock into the right to receive the merger consideration will occur automatically at the effective time of the merger. Promptly after the effective time of the merger, the Computershare Trust Company of New York, as exchange agent, will exchange certificates representing shares of Riggs common stock for merger consideration to be received in the merger pursuant to the terms of the merger agreement. No interest will accrue or be paid with respect to any property to be delivered upon surrender of Riggs stock certificates. If any PNC stock certificate is to be issued, or cash payment made, in a name other than that in which the Riggs stock certificate surrendered in exchange for the merger consideration is registered, the person requesting the exchange must pay any transfer or other taxes required by reason of the issuance of the new PNC certificate or the payment of the cash consideration in a name other than that of the registered holder of the Riggs stock certificate surrendered, or must establish to the satisfaction of the PNC and the exchange agent that any such taxes have been paid or are not applicable.

Election Form. The merger agreement provides that PNC will cause the exchange agent to mail or deliver to each holder of record of Riggs common stock, at least twenty business days prior to the expected election deadline, an election form and a form of letter of transmittal containing instructions for use in effecting the surrender of Riggs stock certificates in exchange for the merger consideration. This election form and letter of transmittal are being provided to you with this document.

Election Deadline; Submission of Election Materials. To be effective, election forms must be properly completed, signed and actually received by the exchange agent not later than 5:00 p.m., Eastern Time, on [*], 2005.

An election form will be properly completed only if accompanied by certificates representing all shares of Riggs common stock covered by the election form (or appropriate evidence as to the loss, theft or destruction, appropriate evidence as to the ownership of that certificate by the claimant, and appropriate and customary indemnification, as described in the election form). If a stockholder cannot deliver his or her stock certificates to the exchange agent by the [*], 2005 election deadline, a stockholder may deliver a notice of guaranteed delivery promising to deliver his or her stock certificates, as described in the form of election, so long as (1) the guarantee of delivery is from a firm which is a member of the NYSE or another registered national securities exchange or a commercial bank or trust company having an office in the United States and (2) the actual stock certificates are in fact delivered to the exchange agent by the time set forth in the guarantee of delivery. Any shares held in book entry form will be governed by procedures to be established by PNC for the delivery of such shares, which procedures will be reasonably acceptable to Riggs and contained in the election and transmittal materials.

Generally, an election may be revoked or changed, but only by written notice received by the exchange agent prior to the [*], 2005 election deadline accompanied by a properly completed and signed form of election. If an election is revoked, or the merger agreement is terminated, and any certificates have been transmitted to the exchange agent, the exchange agent will promptly return those certificates to the stockholder who submitted those certificates via first-class mail or, in the case of shares of Riggs common stock tendered by book-entry transfer into the exchange agent’s account at the Depository Trust Company, DTC, by crediting to an account maintained by such stockholder within DTC promptly following the termination of the merger or revocation of the election.

Shares of Riggs common stock as to which the holder has not made a valid election prior to the [*], 2005 election deadline, including as a result of revocation, will be deemed non-electing shares. If it is determined that any purported cash election or stock election was not properly made, the purported election will be deemed to be of no force or effect and the holder making the purported election will be deemed not to have made an election for these purposes, unless a proper election is subsequently made on a timely basis.

Dividends and Distributions. Until Riggs common stock certificates are surrendered for exchange, any dividends or other distributions declared after the effective time with respect to PNC common stock into which shares of Riggs common stock may have been converted will accrue but will not be paid. When duly surrendered, PNC will pay any unpaid dividends or other distributions, without interest. After the effective time, there will be no transfers on the stock transfer books of Riggs of any shares of Riggs common stock. If certificates representing shares of Riggs common stock are presented for transfer after the completion of the merger, they will be cancelled and exchanged for the merger consideration into which the shares of Riggs common stock represented by that certificate have been converted.

Withholding. The Exchange Agent will be entitled to deduct and withhold from the merger consideration payable to any Riggs stockholder the amounts it is required to deduct and withhold under any federal, state, local or foreign tax law. If the Exchange Agent withholds any amounts, these amounts will be treated for all purposes of the merger as having been paid to the stockholders from whom they were withheld.

Fractional Shares

No fractional shares of PNC common stock will be issued to any Riggs stockholder upon surrender of certificates previously representing shares of Riggs common stock. Instead, a cash payment will be paid in an amount equal to the product of (1) the fractional part of a share of PNC common stock such stockholder would otherwise be entitled to receive (taking into account all shares held by such stockholder), multiplied by (2) the Measurement Price used in calculating the cash and stock consideration and described above.

Board of Directors and Officers Following the Merger

The directors and officers of PNC will remain the directors and officers of PNC following the merger until their successors are duly elected, appointed or qualified or until their earlier death, resignation or removal in accordance with the articles of incorporation and the by-laws of PNC.

Representations and Warranties

The merger agreement contains certain customary mutual representations and warranties by each of PNC and Riggs and certain additional representations by Riggs and PNC. Some of the most significant of these relate to:

•	due organization and good standing;

•	capital structure;

•	subsidiaries;

•	corporate power and authority;

•	regulatory approvals and absence of defaults under organizational documents, contracts and agreements;

•	documents filed by each of PNC and Riggs with the SEC and other regulatory entities, the accuracy of information contained in those documents, as well as information to be supplied for inclusion in the proxy statement/prospectus and the registration statement, and the absence of liabilities other than those incurred in the ordinary course;

•	absence of material adverse changes in 2005 at either PNC or Riggs, and operation by Riggs in the ordinary course;

•	litigation, regulatory matters and compliance with laws;

•	material contracts and absence of defaults;

•	brokers and receipt of financial advisor fairness opinions;

•	employee benefits of Riggs, and absence of labor disputes at each of PNC and Riggs;

•	environmental law compliance and liabilities;

•	tax matters;

•	derivative instruments and insurance;

•	transactions with Riggs affiliates; and

•	PNC’s possession or access to funds sufficient to meet its obligations under the merger agreement.

You should be aware that these representations and warranties were made by Riggs and PNC to each other, may be subject to important limitations and qualifications agreed to by PNC and Riggs, may or may not have been accurate as of the date they were made and do not purport to be accurate as of the date of this proxy statement/prospectus. See “Incorporated Documents” beginning on page 89.

Certain Covenants

Riggs. Pending completion of the merger and subject to certain exceptions, Riggs has agreed not to, and to cause its subsidiaries not to:

•

conduct their businesses other than in the ordinary and usual course; fail to use reasonable best efforts to preserve intact their business organization and assets and maintain their existing franchises and relationships; or take any action reasonably likely to materially impair its ability to perform its obligations under the merger agreement or complete the transactions provided for under the merger agreement;

•	issue or encumber or subject to any lien any shares of its capital stock, other than pursuant to rights to acquire shares of Riggs common stock outstanding as of the date of the merger agreement;

•	make, declare or pay any dividends or distributions on any shares of its stock; split, combine, purchase, redeem or reclassify any shares of its stock;

•	enter into or amend or renew employment, severance and similar agreements or arrangements with directors, officers or employees or grant any salary or wage increase or increase any employee benefit other than normal increases in compensation to employees, other than executive officers or directors, changes required by applicable laws and previously disclosed contractual obligations in effect prior to the time of the merger agreement; or enter into, establish or modify its benefit plans other than as required by law, to meet previously disclosed contractual obligations or as provided in the merger agreement;

•	sell, transfer, encumber or dispose of or discontinue its assets or business other than such actions in the ordinary course of business in transactions that are not material to Riggs;

•	acquire assets or businesses of other entities other than in the ordinary course of business in transactions not material to Riggs;

•	amend its articles of incorporation, by-laws or similar governing documents;

•	implement or adopt changes in its accounting principles, practices or methods other than as required by U.S. generally accepted accounting principles, regulatory accounting requirements or applicable law;

•	enter into, renew or terminate specified types of contracts and agreements;

•	settle claims, actions or proceedings other than those settled in the ordinary course within specified dollar thresholds where the settlement does not restrict the business of Riggs or PNC or create adverse precedent;

•	take any action that would or is reasonably likely to prevent the satisfaction of the conditions to the merger contained in the merger agreement or result in a material violation of the merger agreement, except as may be required by applicable laws or regulations;

•	incurring significant capital expenditures outside of the ordinary course of business;

•	make, change or revoke material tax elections or take certain other specified actions with respect to tax matters; or

•	agree or commit to do any of the foregoing.

PNC. Pending completion of the merger and subject to certain exceptions, PNC has agreed not to, and to cause its subsidiaries not to:

•	amend its articles of incorporation, by-laws or similar governing documents in a manner that would adversely affect the Riggs stockholders;

•	take any action that would or is reasonably likely to prevent the satisfaction of the conditions to the merger contained in the merger agreement or result in a material violation of the merger agreement, except as may be required by applicable laws or regulations; or

•	declare or pay any extraordinary or special dividends on or make any other extraordinary or special distributions in respect of any of its capital stock.

Transition. PNC and Riggs have agreed to use their respective reasonable best efforts to facilitate the integration and conversion of their respective businesses and operating systems. Both parties have agreed to consult with each other with respect to the character, amount and timing of restructuring charges to be taken by either party.

Interim Regulatory Matters. Riggs has agreed that it will: continue to use all reasonable efforts to comply with the terms of all agreements with, commitments to or orders of any governmental entity, including any related action plan, in accordance with their terms; and continue to work with the independent consultant retained by the Company in connection with Section 1 of the May 14, 2004 Cease and Desist Order with the Board of Governors of the Federal Reserve System, and to provide the independent consultant with such authority, and with such access to and cooperation of Riggs and its personnel, necessary to allow the independent consultant to oversee the above regulatory efforts of Riggs. Riggs also agreed to use all reasonable efforts to cause Riggs Bank N.A. to complete the review contemplated by Section 1(d) of Article II of the May 13, 2004 consent order with the Office of the Comptroller of the Currency to the Comptroller’s satisfaction. The Company also agreed to use all reasonable efforts to complete the anticipated sale or winding down of specified international operations prior to completion of the merger.

Affiliate Agreements. Riggs has agreed to deliver to PNC for each of its affiliates an agreement that such person will not dispose of any shares of PNC common stock in violation of the Securities Act.

No Solicitation; Recommendation

The merger agreement provides that neither Riggs nor any of its subsidiaries, nor their respective officers, directors, will, directly or indirectly:

•	initiate, solicit or encourage any inquiries relating to or the making of any “Acquisition Proposal” as defined below; or

•	engage in any negotiations regarding, or provide any confidential information or data to, or have any discussions with, any person relating to an Acquisition Proposal or otherwise facilitate any effort or attempt to implement or make an Acquisition Proposal.

The merger agreement defines an “Acquisition Proposal” as any proposal or offer with respect to the following involving Riggs or any of its significant subsidiaries:

•	any merger, consolidation, share exchange, business combination or other similar transaction;

•	any sale, lease, exchange, pledge, transfer or other disposition of 30% or more of its consolidated assets or liabilities in a single transaction or series of transactions;

•	any tender offer or exchange offer for 30% or more of the outstanding shares of its capital stock; or

•	any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing, other than the merger.

Notwithstanding the above restrictions, and subject to certain conditions, if the Riggs board of directors determines in good faith, after consultation with its outside financial and legal advisors, that it is required to do so in order to comply with its fiduciary duties, it may engage in discussions and negotiations and provide confidential information with respect to an Acquisition Proposal. In addition, the merger agreement provides that if the Riggs board determines in good faith, after consultation with its outside financial and legal advisors, that the failure to withdraw, modify or condition its recommendation of the merger would breach its fiduciary duties under applicable law, the Riggs board may so withdraw, modify or condition its recommendation of the merger.

If Riggs receives any Acquisition Proposal, or any inquiry which could reasonably be expected to lead to an Acquisition Proposal, Riggs must give prompt notice to PNC and must also inform PNC regarding the material terms and conditions of the proposal or inquiry and must keep PNC fully informed of the status and details of any such proposal or inquiry and any developments with respect to the proposal or inquiry. Riggs has not received or solicited any bids or indications of interest for an acquisition of Riggs or any substantial part of Riggs since the execution of the merger agreement in July 2004.

Indemnification and Insurance

In the merger agreement, PNC has agreed to indemnify, defend and hold harmless and advance expenses to the present and former directors, officers, employees and agents of Riggs and its subsidiaries (including any person presently or formerly serving at the request of Riggs or any of its subsidiaries as a director, officer, employee, agent, trustee or fiduciary of another entity or under or with respect to any employee benefit plan) against costs, expenses, judgments, fines and other amounts incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of actions or omissions occurring at or prior to completion of the merger to the same extent as such persons are indemnified or have the right to advancement of expenses pursuant to the governing documents of Riggs and its subsidiaries and indemnification agreements in effect on the date of the merger agreement, which indemnification shall be to the fullest extent permitted by law. PNC has also agreed that it will, for a period of six years following completion of the merger, use its reasonable best efforts to provide directors’ and officers’ liability insurance (including excess coverage) and fiduciary liability insurance in respect of any Riggs benefit plans that serves to reimburse the present and former officers and directors of Riggs and its subsidiaries with respect to claims against such directors and officers arising from facts or events occurring at or prior to completion of the merger, which insurance will contain at least the same coverage and amounts, and terms and conditions no less advantageous, as that coverage currently provided by Riggs (or, if the foregoing is not available, to obtain as much comparable insurance as is reasonably available). Indemnity continuation and insurance for directors and officers are customary terms in public bank mergers; fines, penalties and other costs resulting from the foregoing will not impact the merger consideration.

Conditions to Completion of the Merger

The completion of the merger depends upon meeting a number of conditions, including the following:

•	approval of the merger and adoption of the merger agreement by Riggs stockholders;

•	receipt of all governmental consents and approvals required to complete the merger and the acquisition of the assets of Riggs Bank N.A. by PNC Bank, National Association (without the imposition of any condition or restriction that would reasonably be expected to have a material adverse effect (measured on a scale relative to Riggs) on either PNC or Riggs), including obtaining exemptions from the Department of Labor and the SEC to mitigate the potential business impact of Riggs Bank’s plea agreement with the Department of Justice; the exemption sought from the Department of Labor would allow Riggs and PNC to retain “qualified professional asset manager” status. The exemption sought from the Securities and Exchange Commission would allow PNC to continue to advise registered mutual funds under Section 9 of the Investment Company Act of 1940 notwithstanding Riggs Bank’s guilty plea with the Department of Justice;

•	receipt of all non-governmental third party approvals required to complete the transactions contemplated by the merger agreement other than those the failure of which to obtain would not reasonably be expected to have a material adverse effect on PNC or Riggs; and

•	the absence of any legal prohibition on completion of the merger.

In addition, each party’s obligation to complete the merger is subject to, among other things:

•	the accuracy of the representations and warranties made by the other party and the performance of the obligations of the other party as required under the merger agreement; and

•	the receipt of an opinion of its respective counsel to the effect that the merger will qualify as a “reorganization” for United States federal income tax purposes.

PNC and Riggs are working to complete the merger promptly, and expect to complete the merger as soon as possible and not later than May 31, 2005. However, delays in satisfying the conditions to the obligations of PNC and Riggs to complete the merger could delay completion. Neither PNC nor Riggs is required to complete the merger if bank regulators or other governmental entities have imposed regulatory conditions that would reasonably be expected to have a material adverse effect (measured on a scale relative to Riggs) on either PNC or Riggs; in addition, PNC is not required to complete the merger if there are any material regulatory investigations, or contemplated or completed regulatory enforcement actions, not disclosed to PNC at the time the amended and restated merger agreement was entered into that would be reasonably likely to have a material adverse effect with respect to Riggs.

Termination of the Merger Agreement

The merger may be terminated at any time prior to the completion of the merger:

•	by mutual written consent of PNC and Riggs;

•	by either PNC or Riggs if:

•	the merger is not completed by May 31, 2005 (other than because of a material breach of the merger agreement caused by the terminating party);

•	the Riggs stockholders vote against approval and adoption of the merger agreement;

•	there exists any final nonappealable legal prohibition on completion of the merger;

•	the other party materially breaches any of its representations, warranties, covenants or other agreements contained in the merger agreement, unless the breach is curable and is cured within thirty days after written notice of the breach is given by the terminating party; or

•	by PNC if the Riggs board changes or adversely modifies or qualifies its recommendation of the merger with PNC, if Riggs fails to substantially comply with its obligations to seek stockholder approval and its obligations not to solicit competing acquisition proposals, or if the Riggs board of directors publicly recommends or endorses a competing acquisition proposal.

Termination Fee

If a bona fide acquisition proposal made by a third party is made known to Riggs or is made directly to the Riggs stockholders generally, or if any third party publicly announces an intention (whether or not conditional) to make any such competing acquisition proposal and the competing acquisition proposal or public announcement is not irrevocably withdrawn at least five business days prior to the Riggs special meeting, and thereafter the merger agreement is terminated:

•	by either PNC or Riggs because the Riggs stockholders fail to approve the merger agreement; or

•	by PNC because Riggs has changed or adversely modified or qualified its recommendation of the merger with PNC, or Riggs has willfully breached its representations, warranties, covenants or other agreements contained in the merger agreement;

and, prior to the date that is twelve (12) months after the date of such termination Riggs completes a competing acquisition proposal or enters into any acquisition or other similar agreement, including any letter of intent, related to any competing acquisition proposal, then Riggs must:

•	on the date it enters into any such agreement or letter of intent, pay PNC a fee equal to one-third of the aggregate termination fee described below; and

•	on the date a competing acquisition proposal is completed (if completed within one year of the date of termination, or if completed at any time (without regard to such one-year period) if the competing acquisition proposal is the acquisition proposal relating to such agreement or letter of intent, pay PNC a fee equal to two-thirds of the aggregate termination fee described below, reduced by any amount paid under the provision described in the prior bullet point.

In addition, if the merger agreement is terminated by PNC because the Riggs board of directors publicly recommended or endorsed a competing acquisition proposal, then Riggs must:

•	on the date of such termination, pay PNC a fee equal to one-third of the aggregate termination fee described below; and

•	on the date Riggs completes a competing acquisition proposal (if completed within one year of the date of termination, or if completed at any time if the competing acquisition proposal is the competing acquisition proposal that resulted in such termination), pay PNC a fee equal to two-thirds of the aggregate termination fee described below.

As described under “Recent Developments,” PNC and Riggs agreed to reduce the aggregate termination fee from $30 million (as provided in the original merger agreement and the amended and restated merger agreement) to $23 million under the terms of an agreement in principle to settle certain Riggs stockholder litigation.

Adjustments to the Merger Consideration

If prior to completion of the merger, the outstanding shares of PNC common stock are, through a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar change in the capitalization of PNC, increased or decreased in number or changed into or exchanged for a different kind or number of securities, then an appropriate and proportionate adjustment shall be made to the merger consideration.

THE MERGER

Background of the Merger

From time to time, the Riggs board of directors has considered its strategic options in view of developments relating to the banking industry in general and to Riggs in particular.

In late 2003, a large financial institution approached the Allbritton family regarding a potential transaction in which the financial institution would acquire Riggs with the family retaining some ownership interests and management roles in Riggs. In March 2004, after pursuing preliminary discussions with this financial institution, the family informed the board of directors of the discussions, and the financial institution made a preliminary proposal to the board of directors for a transaction in which the family would retain a minority equity investment in Riggs, which would become a subsidiary of the financial institution, and the other Riggs stockholders would receive cash for their shares. The preliminary proposal did not include financial terms. The board of directors then formed a special committee of independent directors to consider the proposal. The special committee was chaired by William L. Walton, and its membership included Charles A. Camalier, III, Robert L. Sloan, Jack Valenti and Eddie N. Williams. Sullivan & Cromwell LLP advised Riggs prior to the formation of the special committee regarding the appropriate process for the evaluation of the financial institution’s preliminary proposal as well as in connection with certain bank regulatory matters. The Allbritton family was represented by other legal counsel throughout this entire process. Upon its formation, the special committee retained Sullivan & Cromwell to assist the committee in evaluating the proposal. On April 6, 2004, an engagement letter with Lehman Brothers Inc. was executed retaining Lehman Brothers to act as financial advisor to the committee. After some preliminary discussions, however, the financial institution decided not to proceed. On July 15, 2004, a new engagement letter with Lehman Brothers was executed, superseding the April 2004 engagement letter.

With the concurrence of the full board of directors, the special committee continued to meet to evaluate Riggs’ strategic options. The special committee requested that Lehman Brothers prepare a detailed evaluation of the options of selling to a larger financial institution or other potential buyer, as well as the prospects for consummating a sale transaction in the current environment. From the time it was formed through the signing of the original merger agreement with PNC, the special committee held nine meetings, many of which included Lehman Brothers and Riggs’ management. After carefully considering the Lehman Brothers evaluation, as well as Riggs’ management’s projections and the impact of the regulatory issues facing Riggs, on May 11, 2004 the special committee authorized Lehman Brothers to seek indications of interest from a number of selected depository holding companies. Lehman Brothers then contacted those companies and provided certain information about Riggs to ten companies that executed confidentiality agreements.

Six of the ten depository holding companies that received the information continued to express interest in pursuing a transaction with Riggs and ultimately submitted preliminary proposals. In addition, after Riggs publicly announced on May 28, 2004 that it was reviewing its strategic alternatives, four other depository holding companies approached Lehman Brothers, signed confidentiality agreements and received the same information as the companies originally contacted by Lehman Brothers. Of these four companies, one submitted a preliminary proposal. Lehman Brothers and Riggs management were also contacted by several private equity firms that expressed interest in various transactions, but none made a concrete proposal with financial terms. Throughout the process, the committee, and the full board of directors, regarded the likelihood of prompt regulatory approval and closing as a highly important consideration.

The seven preliminary proposals that were received each included an initial range of price terms. They offered varying forms of consideration, including all stock, all cash and a mixture of stock and cash.

On June 17, 2004, the special committee met to consider the proposals. After presentations by Lehman Brothers and Sullivan & Cromwell, and considerable deliberation, the special committee decided to authorize due diligence by the five companies that had submitted the highest preliminary proposals based upon the price range submitted by each company. Extensive due diligence of Riggs was then conducted by each of these five companies. Each of these companies was asked to provide a final bid by July 12. Each of these companies also was provided with the same draft merger agreement and was requested to negotiate with Sullivan & Cromwell any areas of disagreement prior to submitting its bid and to provide a marked version of the merger agreement, along with its bid, in a condition in which it was prepared to execute a definitive agreement. Negotiations of the terms of the agreement continued throughout the due diligence process.

Throughout this process, the special committee and the full board of directors were kept informed about developments. The Allbritton family was advised that bidders were likely to require the family to enter into a voting agreement, and the family informed the special committee that it was prepared to consider such an agreement if the terms of both it and the acquisition proposal itself were satisfactory.

On July 12 and 13, the five depository holding companies submitted their final proposals. The full board of directors held a lengthy meeting on the morning and early afternoon of July 14 to consider the final proposals. Presentations were made by management, Lehman Brothers and Sullivan & Cromwell. The subjects covered in these presentations, and in the deliberations and questions by the directors, included: the financial terms of the proposals; the factors involved in comparing cash, stock, and stock and cash consideration; evaluation of the stock of the companies offering stock; the bidders’ changes from the merger agreement proposed by Riggs, with a particular focus on the likelihood of completing a transaction once a merger agreement was entered into; the prospects for expeditious regulatory approval; and the directors’ legal duties and responsibilities in evaluating the proposals.

Following an evaluation of these matters, the board of directors determined that the proposals by three of the companies were sufficiently close to each other that each should be asked whether it was prepared to increase its bid and for clarification or revision of certain of the changes it proposed in the draft merger agreement. In addition, where relevant, the bidder was asked about its flexibility as to the mix of consideration. Discussion then occurred with each of these three bidders. None of the other bids treated the interests of officers and directors, including as to indemnification matters, and including as applicable to the Allbritton family, in a manner different in any material respect from that reflected in the merger agreement.

Each of the three bidders provided a slightly revised bid during the course of the afternoon of July 14. Clarifications or revisions were also received on the terms of the merger agreement. The Riggs board of directors then met in the early evening of July 14, and reviewed the revised bids and terms at length, but determined to postpone a decision until a board meeting at noon on July 15.

During the morning of July 15, one of the three bidders, which had the lowest of the three bids, informed Riggs’ advisors that it was withdrawing from the bidding process. One of the five final bidders (which had not been contacted again) also withdrew its bid.

The Riggs board of directors met at 12:00 noon on July 15 to review the two other bids. One of these bids was the proposal by PNC ultimately accepted by Riggs. The second bid was for an all stock offer which had a value, based on closing prices of the bidder’s stock and PNC’s stock on July 14, that was approximately $0.97 (or 4%) higher than the PNC bid. After further presentations by Lehman Brothers and Sullivan & Cromwell, and lengthy deliberation by the board, the board decided to accept the PNC bid, based on the various considerations described below. In reaching its decision, individual directors articulated the following factors in concluding that the PNC proposal was in the best interests of Riggs and its stockholders and the highest value reasonably attainable:

•	the PNC bid provided a substantial increase in dividend income to Riggs stockholders receiving stock (approximately 370%), whereas the other bid resulted in a sharp decline in dividend income for all Riggs stockholders;

•	the PNC bid represented a higher price than the other bid based on three-month and six-month average closing prices;

•	the other bid was an all-stock proposal and, as a result, was more susceptible to a decline in overall stock price levels;

•	the stock of the other bidder had recently been historically more volatile than the stock of PNC;

•	the stock of PNC may have been adversely affected by recent press speculation whereas, to the knowledge of Riggs’ management, there had been no public speculation identifying the other bidder;

•	the possibility that the stock of either bidder was likely to decline upon announcement of the merger and that the cash element of PNC’s proposal would buffer the impact of any decline in PNC’s stock price;

•	PNC had a more diverse business mix and stronger capital than the other bidder;

•	PNC had expressed great interest in a transaction with Riggs;

•	the other bidder had taken a longer period of time to close its recent acquisitions than PNC’s most recent acquisition; and

•	the other bidder potentially involved a more complex regulatory approval process.

In reaching its decision, the board also took into account the fact that there was potentially more opportunity for upside appreciation in the other bidder’s proposal because it involved all stock and no cash component, the strong rise in the stock price of the other bidder over the last several years, and the draft merger agreements with PNC and the other bidder. After reaching a preliminary decision to accept the PNC proposal, the board inquired of Robert Allbritton whether the Allbritton family would support the PNC proposal, and he responded in the affirmative. The board then voted to advise PNC that Riggs would accept its proposal subject to finalizing the merger agreement.

The Riggs board met again at 5:30 p.m. on July 15. Lehman Brothers updated the board with respect to its progress in performing due diligence of PNC, and Sullivan & Cromwell updated the board with respect to its progress in finalizing the merger agreement with PNC. After considering these matters, the board agreed to reconvene later in the evening of July 15.

The Riggs board met again at 9:00 p.m. on July 15 to consider a proposed merger with PNC. Presentations were made by Lehman Brothers with respect to its due diligence of PNC and by Sullivan & Cromwell on the resolution of contractual issues. Lehman Brothers also provided an oral opinion as to the fairness, from a financial point of view, as of such date and based upon and subject to the factors and assumptions stated in that opinion and the Lehman Brothers written opinion, of the aggregate consideration to be offered to the Riggs stockholders in the merger. After further deliberation and numerous questions by the board, the board unanimously agreed to accept the merger agreement proposed by PNC.

Early in the morning of July 16, 2004, PNC and Riggs executed the original merger agreement and announced the transaction before the beginning of trading on the New York Stock Exchange and the NASDAQ National Market, respectively.

Subsequent to the execution of the July 2004 merger agreement with PNC, Riggs continued to face a variety of legal and regulatory problems related to its former embassy and international private banking divisions, including regulatory reviews, an investigation by the United States Department of Justice into Riggs’ compliance with the Bank Secrecy Act, private litigation in Spain against Riggs Bank and several former Riggs officers and directors regarding Riggs’ former relationship with Augusto Pinochet and other matters. These matters are more fully described under “Recent Developments” on page 11.

Riggs, which periodically informed PNC regarding the various developments, continued to work to resolve the matters throughout the fall and winter. On January 27, 2005, Riggs Bank entered into a plea agreement whereby Riggs Bank would plead guilty to one count of failure to file timely and/or accurate suspicious activity reports as required by the Bank Secrecy Act. Also, on January 27, 2005, Riggs announced that it and PNC agreed to enter into good faith negotiations for at least an eight-day period with an announcement anticipated on or about February 4, 2005.

Riggs thereafter provided PNC with updated financial and legal due diligence information. On February 2, 2005, representatives of PNC and Riggs met in Washington, D.C. and PNC indicated that it would be willing to proceed with the merger if various aspects of the merger agreement were modified, including the purchase price. Over the next several days, the parties held discussions regarding a potential revised transaction, including with respect to a proposal by PNC providing “up-front” consideration of approximately $19.32 (which remained subject to possible downward adjustment), plus a contingent security that could pay up to approximately $0.83. The revised offer included closing conditions requiring Riggs to settle or reserve against certain litigation and indicated that PNC might require Riggs to agree to maintain minimum loan, deposit and customer levels.

During the morning of February 7, the Riggs board of directors met, with the directors of Riggs Bank present, to consider this proposal. Lehman Brothers and Sullivan & Cromwell each made oral presentations regarding the recent discussions and the current proposal. The Riggs board focused on two aspects of the PNC proposal in rejecting the proposal. The first was the pricing, which the board believed to be too low, and the uncertainty regarding the value of the consideration to be received in light of the possible downward adjustment of the “up-front” consideration over which neither Riggs nor PNC would have any ultimate control and the contingent nature of the contingent security feature. The second was the uncertainty as to whether a closing would occur in light of the proposed closing conditions requiring Riggs to settle or reserve against certain litigation and requiring Riggs to maintain minimum loan, deposit and customer levels. Following an evaluation of the PNC proposal and the oral presentations made by its advisors, the Riggs board unanimously determined to reject PNC’s proposal and to file suit against PNC for breach of the merger agreement. Later that morning, Riggs filed suit against PNC in the Superior Court for the District of Columbia for anticipatory repudiation and breach of the merger agreement alleging, among other things, that Riggs’ core franchise remained healthy despite legal and regulatory difficulties. PNC responded publicly by noting, among other things, business deterioration, as well as the legal and compliance costs and criminal plea agreement discussed under “Recent Developments.”

On the night of February 7, a representative of PNC contacted Lehman Brothers regarding the possibility of restarting negotiations with Riggs. At that time, PNC indicated that it would be willing to proceed with the transaction at a reduced purchase price of $20.00 per share and without the conditions or contingencies contained in PNC’s previous proposal. On February 8, Riggs’ counsel provided a draft amended and restated merger agreement and related documents to PNC’s counsel.

During the morning of February 10, the Riggs board of directors met, with the directors of Riggs Bank present, to consider PNC’s latest proposal. Lehman Brothers and Sullivan & Cromwell each made presentations. The subjects covered in these presentations, and in the deliberations and questions by the directors, included: the financial terms of the proposal; the changes to the merger agreement (including a bring-down in the material adverse change clause to February 10); and the likelihood that Riggs could enter into an alternative transaction if it rejected the PNC proposal and the time it would take to close an alternative transaction compared to the time it would take to close the PNC transaction, particularly in light of Riggs’ regulatory issues. Lehman Brothers also provided an oral opinion as to the fairness, from a financial point of view, as of such date and based upon and subject to the factors and assumptions stated in the opinion and the Lehman Brothers written opinion, of the aggregate consideration to be offered to the Riggs stockholders in the merger. After deliberation and questions by the board, the board preliminarily decided to accept the PNC proposal. After reaching this decision, the board inquired whether Joe L. Allbritton would, as required by PNC, reconfirm his agreement to vote 7,177,441 Riggs shares in favor of the merger and was advised through Mr. Allbritton’s counsel that he would. The board then voted to accept the amended and restated merger agreement proposed by PNC. One member of the Riggs board, J. Carter Beese, abstained from the vote on the proposal. Mr. Beese’s abstention was not based on any belief that the transaction was unfair or otherwise not in the best interests of the Riggs stockholders.

Later in the morning of February 10, PNC and Riggs executed the amended and restated merger agreement and announced the transaction.

Reasons for the Merger; Recommendation of Riggs’ Board of Directors

The Riggs board of directors believes that the merger is in the best interests of Riggs and its stockholders. The Riggs board of directors therefore has approved the amended and restated merger agreement and recommends that the Riggs stockholders vote “FOR” approval and adoption of the amended and restated merger agreement.

Original Merger Agreement

In reaching its decision to approve and recommend the original merger agreement, the Riggs board of directors, with advice from its financial and legal advisors, considered a number of factors, including the following material factors:

Value of Merger Consideration. Based on the closing price of PNC’s common stock on July 15, 2004, the consideration to be received by holders of Riggs common stock in the merger represents a premium over the market price of Riggs common stock of approximately:

•	28.8% over the closing price of Riggs common stock of $18.74 per share on May 27, 2004, which was the last trading day prior to the public announcement that Riggs was undertaking a review of its strategic alternatives;

•	47.2% over the closing price of Riggs common stock of $16.39 per share on January 16, 2004, which was six months before the public announcement of the merger; and

•	6.4% over the closing price of Riggs common stock of $22.67 per share on July 15, 2004, which was the last trading day prior to the public announcement of the merger.

Riggs’ and PNC’s Prospects. Based on its understanding of Riggs’ business, operations, financial condition, earnings and prospects and of PNC’s business, operations, financial condition, earnings and prospects, taking into account the due diligence review of PNC conducted by Lehman Brothers and Riggs management, the Riggs board of directors believes that the merger represents a more desirable alternative for Riggs stockholders than continuing to operate as an independent public company. In making this determination, the Riggs board of directors gave careful consideration to its assessment of the costs and risks associated with remaining independent in light of the regulatory issues faced by Riggs and the current regulatory environment.

Other Available Strategic Alternatives. The Riggs board of directors conducted, with the assistance of its financial and legal advisors, a careful review of the strategic options available to Riggs, including the range of possible shareholder value of those alternatives and the timing and likelihood of shareholders actually receiving those values. In light of Riggs’ public announcement on May 28 and other factors, the board of directors believes that the process for identifying potential strategic alternatives was conducted in a manner that was conducive to identifying potential alternatives. This process is more fully described above under “Background of the Merger” beginning on page 46. Based on its consideration of these matters, the Riggs board of directors determined that the merger with PNC represents the best strategic alternative reasonably available to Riggs.

Likelihood of Prompt Regulatory Approval and Closing. In evaluating potential strategic alternatives, the Riggs board regarded the likelihood of prompt regulatory approval and closing of a transaction as a highly important consideration. In determining to approve and recommend the merger with PNC, the board considered as favorable to its determination PNC’s success in obtaining prompt regulatory approval for its most recent transaction, PNC’s past regulatory experiences, PNC’s indicated enthusiasm for the merger and the terms of the merger agreement negotiated with PNC.

Terms of the Merger Agreement. The merger agreement permits Riggs stockholders to elect whether to receive cash or PNC stock for their Riggs shares subject to the allocation procedures in the merger agreement. In deciding to approve and recommend the merger agreement, the Riggs board considered these matters and the other terms of the merger agreement with the assistance of its legal and financial advisors.

Increase in Dividend Income. Based on PNC’s closing price as of July 14, 2004 and PNC’s recent historical dividend rate, Riggs stockholders receiving PNC stock in the merger would enjoy a substantial increase in dividend income of approximately 370%.

Lehman Brothers Analysis and Fairness Opinion. The Riggs board of directors considered as favorable to its determination the opinion, analyses and presentations of Lehman Brothers described under the heading “Opinion of Riggs’ Financial Advisor” on page 52, including the oral opinion of Lehman Brothers, which was subsequently confirmed in writing, that, as of the date of the written fairness opinion and based upon and subject to the factors and assumptions set forth therein, the aggregate merger consideration to be offered to the holders of Riggs common stock in the merger was fair from a financial point of view to the holders of such stock.

Amended and Restated Merger Agreement

In reaching its decision to approve and recommend the amended and restated merger agreement, the Riggs board of directors, with advice from its financial and legal advisors, considered a number of factors, including the following material factors:

The Factors Considered in Entering into the Original Merger Agreement. The Riggs board of directors considered the same factors it considered in entering into the original merger agreement described above under “Original Merger Agreement”, including the value of the merger consideration, Riggs’ and PNC’s prospects, other strategic alternatives available to Riggs, the likelihood of prompt regulatory approval and closing, the terms of the merger agreement and the increase in dividend income. Specifically, the Riggs board considered that the same factors that led PNC to seek a reduction in the merger consideration would likely have a negative impact upon the willingness of a potential alternative acquiror to enter into a transaction with Riggs, and that, if a potential alternative acquiror was willing to enter into such a transaction, those factors would likely have a negative impact on the consideration that a potential alternative acquiror would be willing to pay. In addition, the Riggs board considered that even at the reduced $20 share price, the transaction still offered a substantial premium over the Riggs market prices prior to the announcement that Riggs was considering its strategic alternatives, including a possible business combination, which had not exceeded $17.41 during the two calendar years prior to such announcement. The Riggs board also considered the likelihood that PNC’s relative prospects and financial strength and the dividend income to holders of PNC’s stock would provide better value to Riggs stockholders than any potential alternative transaction.

Terms of the Amended Merger Agreement. The amended and restated merger agreement is substantially the same as the original merger agreement except as to the pricing terms, the date as of which representations and warranties are made and covenants become operative (February 10, 2005 versus July 16, 2004), the potential termination date (May 31, 2005 versus April 30, 2005) and the date from which any material adverse change would be measured (effectively February 11, 2005 versus July 17, 2004). In deciding to approve and recommend the amended and restated merger agreement, the Riggs board considered these matters, especially the change in the date as of which a material adverse change would be measured, which was considered to enhance the likelihood of closing, with the assistance of its legal and financial advisors.

Likelihood of Prompt Regulatory Approval and Closing. In evaluating whether to enter into the amended and restated merger agreement, the Riggs board considered that there was a high likelihood that the PNC transaction could be closed much more quickly than any other transaction because the OCC, Federal Reserve and SEC approval and review processes had already been initiated and were well underway.

Likelihood that Riggs Could Enter into an Alternative Transaction. In evaluating whether to enter into the amended and restated merger agreement, the Riggs board considered the likelihood that Riggs could enter into an alternative transaction if it rejected the PNC proposal and the time it would take to close an alternative transaction, particularly in light of the regulatory issues faced by Riggs and the current regulatory environment. It considered that any other potential acquiror would need to perform due diligence on Riggs and that the terms of any definitive agreement would need to be proposed and negotiated and that there was no certainty as to whether any acceptable definitive agreement could be reached with another acquiror.

Lehman Brothers Analysis and Fairness Opinion. The Riggs board of directors considered as favorable to its determination the opinion, analyses and presentations of Lehman Brothers described under the heading “Opinion of Riggs’ Financial Advisor” on page 52, including the oral opinion of Lehman Brothers, which was subsequently confirmed in writing, that, as of the date of the written fairness opinion and based upon and subject to the factors and assumptions set forth therein, the aggregate merger consideration to be offered to the holders of Riggs common stock in the merger was fair from a financial point of view to the holders of such stock.

Opinion of Riggs’ Financial Advisor

Riggs engaged Lehman Brothers to act as its financial advisor in connection with the merger and render its opinion with respect to the fairness, from a financial point of view, to Riggs’ stockholders of the consideration provided for in the merger. On July 15, 2004, Lehman Brothers rendered its oral opinion to the Riggs board of directors that, as of such date, and based upon and subject to the factors and assumptions stated in that opinion and in its written opinion, the aggregate consideration to be offered to the Riggs stockholders in the original merger agreement was fair, from a financial point of view, to the Riggs’ stockholders. Lehman Brothers subsequently confirmed the oral opinion by delivery of its written opinion dated July 16, 2004. In connection with the consideration by the Riggs board of the amended and restated merger agreement, on February 10, 2005, Lehman Brothers rendered its oral opinion to the Riggs board of directors that, as of such date, and based upon and subject to the factors and assumptions stated in that opinion and in its written opinion, the aggregate consideration to be offered to the Riggs stockholders in the merger, as amended by the amended and restated merger agreement, was fair, from a financial point of view, to the Riggs’ stockholders. Lehman Brothers subsequently confirmed the oral opinion by delivery of its written opinion dated February 10, 2005.

The full text of Lehman Brothers’ February 10, 2005 opinion is attached as Appendix B to this proxy statement-prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Lehman Brothers in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the opinion. We urge Riggs stockholders to read the entire opinion carefully in connection with their consideration of the proposed merger.

The Lehman Brothers opinion was provided for the information and assistance of the Riggs board of directors in connection with its consideration of the amended and restated merger agreement. The Lehman Brothers opinion does not address any other aspect of the transaction and is not intended to be and does not constitute a recommendation to any stockholder of Riggs as to how such stockholder should vote in respect to the merger or any related matter. Lehman Brothers was not requested to opine as to, and the Lehman Brothers opinion does not address, (i) Riggs’ underlying business decisions to proceed with or effect the merger, (ii) the enforceability by Riggs of the original merger agreement, previously entered into by Riggs and PNC and the payment by PNC of the merger consideration to the Company’s stockholders thereunder or (iii) the merits of proceeding with the proposed transaction in comparison to pursuing the former transaction.

In arriving at its opinion, Lehman Brothers reviewed and analyzed: (1) the amended and restated merger agreement, including the related documents thereto, and the specific terms of the proposed amended merger, (2) publicly available information concerning Riggs that Lehman Brothers believed to be relevant to its analysis, including Riggs’ Annual Report on Form 10-K for the fiscal year ended December 31, 2003 and Quarterly Report on Form 10-Q for the quarter ended September 30, 2004, (3) publicly available information concerning PNC that Lehman Brothers believed to be relevant to its analysis, including PNC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003, Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 and earnings press release for the quarter and year ended December 31, 2004, (4) financial and operating information with respect to the business, operations and prospects of Riggs furnished to Lehman Brothers by Riggs, including (i) financial projections for Riggs prepared by the management of Riggs (the “Riggs Projections”), and (ii) Riggs’ unaudited financial and operating results for the annual and quarterly periods ending December 31, 2004, (5) financial and operating information with respect to the business, operations and prospects of PNC furnished to Lehman Brothers by PNC prior to the execution of the original merger agreement, including financial projections for PNC prepared by management of PNC, (6) independent research analysts’ estimates of the future financial performance of Riggs published by I/B/E/S, (7) independent research analysts’ estimates of the future financial performance of PNC published by I/B/E/S (“PNC Research Estimates”), (8) the trading histories of Riggs’ and PNC’s common stock from July 14, 2001 to February 9, 2005 and a comparison of those trading histories with each other and with those of other companies that Lehman Brothers deemed relevant, (9) a comparison of the historical financial results and present financial condition of Riggs with those of other companies that Lehman Brothers deemed relevant, (10) a comparison of the historical financial results and present financial condition of PNC with those of other companies that Lehman Brothers deemed relevant, (11) the results of Lehman Brothers efforts prior to the execution of the original agreement to solicit indications of interest and definitive proposals from third parties with respect to an acquisition of Riggs (“Acquisition Proposals”), including the terms and conditions of a proposal by a third party to acquire Riggs for consideration consisting entirely of stock, the current value of which, may be greater or less than the current value of the consideration to be paid by PNC in the proposed merger, and (12) a comparison of the financial terms of the proposed transaction with the financial terms of certain other recent transactions (other than the former transaction) that Lehman Brothers deemed relevant, and (13) the potential legal and regulatory risks facing Riggs, and the alternatives available to Riggs in the absence of the proposed transaction.

In addition, Lehman Brothers (i) held discussions with (A) the managements of Riggs and PNC concerning their respective businesses, operations, assets, liabilities, financial condition and prospects and (B) the management of Riggs and its counsel regarding the potential legal and regulatory risks facing Riggs, and (ii) undertook such other studies, analyses and investigations as Lehman Brothers deemed appropriate. The material studies and analyses undertaken by Lehman Brothers are described below under “—The Financial Analyses of Riggs’ Financial Advisor.”

In arriving at its opinion dated February 10, 2005, Lehman Brothers assumed and relied upon the accuracy and completeness of the financial and other information used by Lehman Brothers without assuming any responsibility for independent verification of such information. Lehman Brothers further relied upon the assurances of managements of Riggs and PNC that they were not aware of any facts or circumstances that would make that information inaccurate or misleading. With respect to Riggs’ Projections, upon advice of Riggs, Lehman Brothers assumed that such projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Riggs as to the future financial performance of Riggs and, Lehman Brothers further assumed that Riggs would perform substantially in accordance with those projections. Upon the advice of Riggs, Lehman Brothers has assumed that the PNC Research Estimates are a reasonable basis upon which to evaluate the future performance of PNC and that PNC will perform substantially in accordance with such estimates. In arriving at Lehman Brothers’ opinion, Lehman Brothers did not conduct a physical inspection of the properties and facilities of Riggs and PNC and did not make or obtain any evaluations or appraisals of the assets or liabilities of Riggs or PNC. In addition, Lehman Brothers is not an expert in the evaluation of loan portfolios or allowances for loan losses and, upon advice of Riggs and PNC, Lehman Brothers assumed that the respective current allowances for loan losses of Riggs and PNC would be, in each case, in the aggregate adequate to cover all such losses. Upon the advice of Riggs and following discussions with its legal and accounting advisors, Lehman Brothers assumed that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, and therefore as a tax-free transaction to the stockholders of Riggs with respect to their receipt of the stock consideration in the merger. In addition, Lehman Brothers was not authorized to solicit, and Lehman Brothers did not so solicit, any Acquisition Proposals following the execution of the original merger agreement. The Lehman Brothers opinion necessarily was based upon market, economic and other conditions as they existed on, and could be evaluated as of, February 10, 2005.

Lehman Brothers expressed no opinion as to the prices at which shares of PNC common stock would trade at any time following the announcement or the completion of the proposed merger contemplated by the amended and restated merger agreement. The Lehman Brothers opinion should not be viewed as providing any assurance that the market value of the shares of the PNC common stock to be held by the stockholders of Riggs after the completion of the proposed merger will be in excess of the market value of the shares of Riggs common stock owned by such stockholders at any time prior to the announcement or the completion of the proposed merger.

The Financial Analyses of Riggs’ Financial Advisor

At the meeting of the Riggs board of directors held on February 10, 2005, Lehman Brothers made a presentation of certain financial analyses of the proposed merger to the Riggs board of directors.

The following is a summary of the material valuation, financial and comparative analyses in the presentation that was delivered to the Riggs board of directors by Lehman Brothers.

Some of the summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses performed by Lehman Brothers, the tables must be read together with the accompanying text of each summary. The tables alone do not constitute a complete description of the financial analyses, including the methodologies and assumptions underlying the analyses, and if viewed in isolation could create a misleading or incomplete view of the financial analyses performed by Lehman Brothers.

Riggs Historical Stock Price Analysis. Lehman Brothers reviewed the historical daily high and low trading prices of Riggs common stock for the 52 weeks ending February 9, 2005. The analysis indicated that the high and low trading prices of Riggs common stock for the 52 weeks ending February 9, 2005 were $24.20 and $15.00, respectively. The price of Riggs common stock as of February 9, 2005 was $20.22 which was 83.6% of the 52 week high of $24.20.

Riggs Comparable Companies Analysis. Lehman Brothers compared financial information, ratios and market multiples for Riggs to corresponding measures for the publicly traded comparable companies. The ratios and market multiples analyzed included:

•	the multiple of market price per share to estimated 2005 earnings per share (EPS);

•	the multiple of market price per share to book value per share;

•	the multiple of market price per share to tangible book value per share; and

•	the core deposit premium (excluding all certificates of deposit with balances greater than $100,000 and all brokered certificates of deposit).

For this analysis, Lehman Brothers used information obtained from the online database of SNL Financial, a recognized data service that collects, standardizes and disseminates relevant corporate, financial, market and mergers and acquisitions data for companies in the industries it covers, publicly available financial information for the period ended December 31, 2004, Riggs’ preliminary financial information for the period ended December 31, 2004 obtained from management of Riggs, and 2005 core earnings estimate for Riggs obtained from management of Riggs. The stock price data used for this analysis was the closing price for the selected companies on February 9, 2005.

Lehman Brothers selected the comparable companies below, which included selected banks in the mid-Atlantic and Southeast regions of the U.S. with assets between $4 billion and $16 billion, because their business and operating profiles are reasonably similar to those of Riggs. No comparable company identified below is identical to Riggs. Lehman Brothers noted that because of the differences between the business mix, operations and other characteristics of Riggs and the comparable companies, Lehman Brothers did not believe that a purely quantitative comparable company analysis would be particularly meaningful in this context. Rather, Lehman Brothers believed an appropriate use of the comparable company analysis would also involve qualitative judgments concerning differences between the financial and operating characteristics of Riggs and the comparable companies, which would affect the public trading values of the common stock of the comparable companies, which judgments were applied in rendering the opinion of Lehman Brothers. Therefore, mathematical analysis (such as determining the mean or the median) is not in itself a meaningful method of using selected company data.

The companies reviewed in connection with this analysis were:

Mercantile Bankshares Corporation

First Citizens BancShares, Inc.

The South Financial Group, Inc.

Valley National Bancorp

Fulton Financial Corporation

Hudson United Bancorp

United Bankshares, Inc.

Susquehanna Bancshares, Inc.

Provident Bankshares, Inc.

First Charter Corporation

The following table summarizes the results from the comparable companies analysis:

	Comparable Companies
	Low		Median		High
Price / 2005 EPS	12.1	x	14.8	x	16.1	x
Price / Book Value	1.43	x	2.22	x	3.23	x
Price / Tangible Book Value	1.60	x	3.21	x	4.22	x
Core Deposit Premium	5.8%		21.9%		29.1%

Based on the foregoing analysis, Lehman Brothers derived the implied values per share for Riggs common stock as follows:

	Price / 2005 EPS	Price / Book Value	Price / Tangible Book Value	Core Deposit Premium
High	$16.44	$32.11	$41.32	$34.73
Median	$15.08	$22.07	$31.41	$28.56
Low	$12.36	$14.21	$15.63	$14.74

Riggs Comparable Transactions Analysis. Lehman Brothers analyzed certain information relating to U.S. bank and thrift acquisitions announced since January 1, 2003 that were valued between $250 million and $1 billion.

The following transactions were reviewed by Lehman Brothers:

Acquiror	Target
Community Banks, Inc.	PennRock Financial Services Corp.
Banco Bilbao Vizcaya Argentaria, S.A.	Laredo National Bancshares, Inc.
Centennial Bank Holdings, Inc.	Guaranty Corporation
UnionBanCal Corporation	Jackson Federal Bank
Associated Bank-Corp.	First Federal Capital Corp.
Central Pacific Financial Corp.	CB Bancshares, Inc.
First Niagara Financial Group, Inc.	Hudson River Bancorp, Inc.
Popular, Inc.	Quaker City Bancorp, Inc.
Umpqua Holdings Corporation	Humboldt Bancorp
Sovereign Bancorp, Inc.	Waypoint Financial Corporation
Silver Acquisition Corp.	Gold Banc Corporation, Inc.
Commercial Capital Bancorp, Inc.	Hawthorne Financial Corporation
Huntington Bancshares Corporation	Unizan Financial Corporation
International Bancshares Corporation	Local Financial Corporation
Sky Financial Group, Inc.	Second Bancorp Incorporated
Partners Trust Financial Group, Inc.	BSB Bancorp, Inc.
Hanmi Financial Corporation	Pacific Union Bank, Inc.
Provident Financial Services, Inc.	First Sentinel Bancorp
The North Fork Bancorporation, Inc.	Trust Company of New Jersey
Banknorth Group, Inc.	CCBT Financial Companies, Inc.
BB&T Corporation	Republic Bancshares, Inc.

Acquiror	Target
National City Corporation	Allegiant Bancorp
Provident Bankshares Corporation	Southern Financial Bancorp, Inc.
Webster Financial Corporation	Firstfed America Bancorp, Inc.
The PNC Financial Services Group, Inc.	United National Bancorp
First Niagara Financial Group, Inc.	Troy Financial Corporation
New Haven Savings Bank	Connecticut Bancshares, Inc.
Sovereign Bancorp, Inc.	First Essex Bancorp, Inc.
MAF Bancorp, Inc.	St. Francis Capital Corporation
Wells Fargo & Co.	Pacific Northwest Bancorp
Cathay General Bancorp	GBC Bancorp
The Royal Bank of Scotland Group, Plc	Port Financial Corporation
Mercantile Bankshares Corporation	F&M Bancorp

Lehman Brothers considered these selected merger transactions to be reasonably similar, but not identical, to the merger and that, accordingly, these analyses involve complex considerations and judgments concerning differences in financial and operating characteristics of Riggs and regulatory and other factors that would affect the premiums paid in the comparable transactions, including the size and demographic and economic characteristics of the markets of each company and the competitive environment in which it operates. Therefore, mathematical analysis (such as determining the mean or the median) is not in itself a meaningful method of using selected merger transaction data.

For the selected transactions listed above, Lehman Brothers used publicly available financial information including information obtained from the online database of SNL Financial. Lehman Brothers used this financial information to determine

•	the multiples of the transaction price per share to current year EPS;

•	the multiples of the transaction price per share to book value per share;

•	the multiples of the transaction price per share to tangible book value per share; and

•	the implied premium to core deposits (excluding all certificates of deposit with balances greater than $100,000 and all brokered certificates of deposit).

The analysis yielded the following results:

	Comparable Transactions
	Low		Median		High
Price / Current EPS	10.7	x	19.1	x	36.9	x
Price / Book Value	1.39	x	2.29	x	3.38	x
Price / Tangible Book Value	1.50	x	2.72	x	3.84	x
Core Deposit Premium	7.9%		23.8%		37.6%

Based on the foregoing analysis, Lehman Brothers derived the implied values per share for Riggs common stock as follows:

	Price / Current EPS	Price / Book Value	Price / Tangible Book Value	Core Deposit Premium
High	$37.60	$33.61	$37.59	$42.08
Median	$19.50	$22.84	$26.70	$30.20
Low	$10.92	$13.84	$14.67	$16.60

Riggs Discounted Cash Flow Analysis. Lehman Brothers calculated a range of discounted cash flows for Riggs using projections provided by the management of Riggs. This analysis was based on the sum of (i) the present value of Riggs dividendable earnings, net of earnings necessary to maintain a constant tangible common equity to tangible assets ratio for Riggs of 6.0% (a customary tangible common equity to tangible common assets ratio for well-capitalized banking institutions comparable to Riggs), from January 1, 2005 through December 31, 2009 and (ii) the present value of the terminal value of Riggs common stock. In calculating the terminal value of Riggs common stock, Lehman Brothers applied multiples ranging from 11.0x to 15.0x to estimated 2010 EPS. The free cash flow stream and the terminal value were then discounted back to February 9, 2005, using discount rates ranging from 12.0% to 16.0%, which range Lehman Brothers viewed as appropriate for a company with Riggs’ risk characteristics.

This analysis resulted in illustrative values for Riggs on an equity value per share basis, as of February 9, 2005, as set forth below:

Implied Equity Value Per Share
	12.0%	13.0%	14.0%	15.0%	16.0%
11.0x	$15.72	$14.89	$14.10	$13.36	$12.66
12.0x	$16.95	$16.05	$15.20	$14.40	$13.65
13.0x	$18.17	$17.21	$16.31	$15.45	$14.65
14.0x	$19.40	$18.37	$17.41	$16.50	$15.64
15.0x	$20.62	$19.54	$18.51	$17.55	$16.64

PNC Historical Stock Price Analysis. Lehman Brothers reviewed the historical daily high and low trading prices of PNC common stock for the 52 weeks ending February 9, 2005. The analysis indicated that the high and low trading prices of PNC common stock for the 52 weeks ending February 9, 2005 were $59.79 and $48.90, respectively. The price of PNC common stock as of February 9, 2005 was $53.28 which was 89.1% of the 52 week high of $59.79.

PNC Comparable Companies Analysis. Lehman Brothers compared financial information, ratios and public market multiples for PNC to corresponding measures for eight publicly traded comparable companies. The ratios and public market multiples analyzed included:

•	the multiple of market price per share to estimated 2005 EPS;

•	the multiple of market price per share to book value per share;

•	the multiple of market price per share to tangible book value per share; and

•	the core deposit premium (excluding all certificates of deposit with balances greater than $100,000).

For this analysis, Lehman Brothers used information obtained from the online database of SNL Financial and publicly available financial information for the period ended December 31, 2004 (pro forma for acquisitions). The stock price data used for this analysis was the closing price for the selected companies on February 9, 2005.

Lehman Brothers selected the comparable companies below, which included selected national banks with assets between $75 billion and $500 billion, because their business and operating profiles are reasonably similar to those of PNC. Lehman Brothers noted that because of the differences between the business mix, operations and other characteristics of PNC and the comparable companies, Lehman Brothers did not believe that a purely quantitative comparable company analysis would be particularly meaningful in this context. Rather, Lehman Brothers believed an appropriate use of the comparable company analysis would also involve qualitative judgments concerning differences between the financial and operating characteristics of PNC and the comparable companies, which would affect the public trading values of the common stock of the comparable companies, which judgments were applied in rendering the opinion of Lehman Brothers. Therefore, mathematical analysis (such as determining the mean or the median) is not in itself a meaningful method of using selected merger transaction data.

The companies reviewed in connection with this analysis were:

Wachovia Corporation

Wells Fargo & Company

U.S. Bancorp

SunTrust Banks, Inc.

National City Corporation

BB&T Corporation

Fifth Third Bancorp (pro forma for the acquisition of First National Bankshares of Florida, Inc.)

KeyCorp

The following table summarizes the results from the comparable companies analysis:

	Comparable Companies
	Low		Median		High
Price / 2005 EPS	11.6	x	13.0	x	14.7	x
Price / Book Value	1.64	x	1.97	x	2.87	x
Price / Tangible Book Value	2.43	x	3.57	x	4.76	x
Core Deposit Premium	17.2%		25.8%		41.8%

Based on the foregoing analysis, Lehman Brothers derived the implied values per share for PNC common stock as follows:

	Price / 2005 EPS	Price / Book Value	Price / Tangible Book Value	Core Deposit Premium
High	$62.55	$75.82	$73.36	$86.66
Median	$55.21	$52.14	$54.95	$59.35
Low	$49.46	$43.29	$37.39	$44.79

PNC Discounted Cash Flow Analysis. Lehman Brothers calculated a range of discounted cash flows for PNC using I/B/E/S EPS estimates for 2005 and 2006 of $4.25 and $4.66 per share, respectively, and the I/B/E/S long-term growth rate of 8.0% thereafter. This analysis was based on the sum of (i) the present value of PNC’s dividendable earnings, net of earnings necessary to maintain a constant tangible common equity to tangible assets ratio for PNC of 6.0% (a customary tangible common equity to tangible common assets ratio for well-capitalized banking institutions comparable to PNC), from January 1, 2005 through December 31, 2009 and (ii) the present value of the terminal value of PNC common stock. In calculating the terminal value of PNC common stock, Lehman Brothers applied multiples ranging from 11.0x to 14.0x to estimated 2010 EPS. The free cash flow stream and the terminal value were then discounted back to February 9, 2005, using discount rates ranging from 11.0% to 14.0%, which range Lehman Brothers viewed as appropriate for a company with PNC’s risk characteristics.

This analysis resulted in illustrative values for PNC on an equity value per share basis, as of February 9, 2005, as set forth below:

Implied Equity Value Per Share
	11.0%	12.0%	13.0%	14.0%
11.0x	$54.20	$52.07	$50.05	$48.13
12.0x	$57.89	$55.61	$53.44	$51.37
13.0x	$61.58	$59.14	$56.82	$54.61
14.0x	$65.27	$62.67	$60.20	$57.85

In connection with the review of the merger by the Riggs board of directors, Lehman Brothers performed a variety of financial and comparable analyses for purposes of rendering their opinion. The above summary of these analyses does not purport to be a complete description of the analyses performed by Lehman Brothers in arriving at its opinion. The preparation of a fairness opinion is a complex process and is not susceptible to partial analysis or summary description. In arriving at its opinion, Lehman Brothers considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor considered by it. Furthermore, Lehman Brothers believes that the summary provided and the analyses described above must be considered as a whole and that selecting any portion of its analyses, without considering all of them, would create an incomplete view of the process underlying its analyses and opinion. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above were merely utilized to create points of reference for analytical purposes and should not be taken to be the view of Lehman Brothers with respect to the actual value of Riggs, PNC or the combined company.

In performing its analyses, Lehman Brothers made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Lehman Brothers, Riggs or PNC. Any estimates contained in the analyses of Lehman Brothers are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates. The analyses performed were prepared solely as part of the analyses of Lehman Brothers of the fairness to Riggs’ stockholders of the consideration provided for in the merger, from a financial point of view, and were prepared in connection with the delivery by Lehman Brothers of its opinion to the Riggs board of directors. The analyses do not purport to be appraisals or to reflect the prices at which the shares of PNC common stock will trade following the announcement or completion of the merger.

The consideration provided for in the merger and other terms of the merger were determined through arms’-length negotiations between Riggs and PNC and were approved by Riggs’ board of directors. Lehman Brothers provided advice to Riggs during such negotiations. However, Lehman Brothers did not recommend any specific form of consideration to Riggs or that any specific form of consideration constituted the only appropriate consideration for the merger. The opinion of Lehman Brothers was one of many factors taken into consideration by the Riggs board of directors in making its determination to approve the merger. The analyses of Lehman Brothers summarized above should not be viewed as determinative of the opinion of the Riggs board of directors with respect to the value of Riggs, PNC or the combined company or of whether the Riggs board of directors would have been willing to agree to different forms of consideration.

The Riggs board of directors selected Lehman Brothers as its financial advisor because of its reputation as an internationally recognized investment banking and advisory firm with substantial experience in transactions similar to the merger and because Lehman Brothers is familiar with Riggs and its business. As part of its investment banking and financial advisory business, Lehman Brothers is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Lehman Brothers provides a full range of financial advisory and securities services. In the past, Lehman Brothers and its affiliates have provided financial advisory, investment banking and other financing services for Riggs and its affiliates and for PNC and its affiliates. Lehman Brothers and its affiliates have received customary fees for the rendering of such services and also may provide such services to Riggs, PNC or the combined company and their affiliates in the future for which it would expect to receive fees. In the ordinary course of its business, Lehman Brothers (or its affiliates) may actively trade the debt and equity securities of Riggs or PNC or their affiliates for its own accounts or for the accounts of its customers and, accordingly, may at any time hold long or short positions in such securities.

Pursuant to an engagement letter between Riggs and Lehman Brothers, Riggs agreed to pay Lehman Brothers a cash retainer fee of $250,000, a cash fee of $500,000 upon the execution of a merger agreement and a cash contingent fee equal to one percent of the aggregate merger consideration as determined on July 15, 2004, the last trading day prior to the public announcement of the original merger agreement. The contingent fee is dependent upon the completion of the merger. Assuming the transaction is consummated, Lehman Brothers would be entitled to receive an aggregate fee of approximately $7.8 million. Fees already paid to Lehman

Brothers by Riggs totaling $750,000 will be credited against the contingent fee. Riggs also agreed to reimburse Lehman for its reasonable out of pocket expenses incurred in connection with the engagement and to indemnify Lehman Brothers and its related parties from and against certain liabilities, including liabilities under the federal securities laws.

Public Trading Markets

PNC common stock is included for quotation on the New York Stock Exchange under the symbol “PNC.” Riggs common stock is included for quotation on the Nasdaq National Market under the symbol “RIGS.” Upon completion of the merger, Riggs common stock will be delisted from the Nasdaq National Market and deregistered under the Securities Exchange Act of 1934, as amended. The newly issued PNC common stock issuable pursuant to the merger agreement will be included for quotation on the New York Stock Exchange.

The shares of PNC common stock to be issued in connection with the merger will be freely transferable under the Securities Act, except for shares issued to any stockholder who may be deemed to be an affiliate of Riggs, as discussed in “The Merger—Restrictions on Resales by Affiliates” on page 70.

PNC may from time to time repurchase shares of PNC common stock and purchase shares of Riggs common stock and Riggs may from time to time repurchase shares of Riggs common stock and purchase shares of PNC common stock. During the course of the solicitation being made by this proxy statement/prospectus, PNC or Riggs may be bidding for and purchasing shares of Riggs common stock.

PNC Dividends

PNC shareholders will be entitled to receive dividends when and if declared by the PNC board of directors out of funds legally available for dividends. The PNC board of directors will periodically consider the payment of dividends, taking into account PNC’s financial condition and level of net income, PNC’s future prospects, economic conditions, industry practices and other factors, including applicable banking laws and regulations. See “Market Price and Dividend Information” beginning on page 24.

Appraisal Rights

Under Delaware law, holders of Riggs common stock that do not wish to accept the merger consideration may elect to have the value of their shares of Riggs common stock judicially determined and paid in cash, together with a fair rate of interest, if any. The valuation will exclude any element of value arising from the accomplishment or expectation of the merger. A stockholder may only exercise such appraisal rights by complying with the provisions of Section 262 of the Delaware General Corporation Law. The following summary of the provisions of Section 262 of the Delaware General Corporation Law is not a complete statement of the law pertaining to appraisal rights under the Delaware General Corporation Law and is qualified in its entirety by reference to the full text of Section 262 of the Delaware General Corporation Law, a copy of which is attached to this document as Annex C and incorporated into this summary by reference. If you wish to exercise appraisal rights or wish to preserve your right to do so, you should carefully review Section 262 and are urged to consult a legal advisor before electing or attempting to exercise these rights.

All references in Section 262 and in this summary to a “stockholder” are to the record holder of the shares of Riggs common stock as to which appraisal rights are asserted. A person having a beneficial interest in shares of Riggs common stock held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow properly the steps summarized below and in a timely manner to perfect appraisal rights.

Under Section 262, where a proposed merger is to be submitted for approval at a meeting of stockholders, as in the case of Riggs’ special meeting, the corporation, not fewer than twenty (20) days prior to the meeting, must notify each of its stockholders entitled to appraisal rights that these appraisal rights are available and include in the notice a copy of Section 262. This document constitutes notice to the Riggs stockholders of the availability of appraisal rights, and the applicable statutory provisions of the Delaware General Corporation Law are attached to this document as Annex C.

Any Riggs stockholder wishing to exercise the right to demand appraisal under Section 262 of the Delaware General Corporation Law must satisfy each of the following conditions:

•	The stockholder must deliver to Riggs a written demand for appraisal of its shares before the vote on the merger agreement at Riggs’ special meeting. That is, stockholders who wish to demand appraisal must deliver a letter before the stockholder meeting on [*], 2005, to Riggs care of its Corporate Secretary, at the address of Riggs provided on page 62. Simply mailing a demand will not be sufficient unless it is actually received by Riggs before the meeting. This demand notice must reasonably inform Riggs of the identity of the stockholder making the demand and state that the stockholder intends by that notice to demand the appraisal of its shares. You cannot make this demand in person or otherwise at the Riggs special meeting. Voting against, abstaining from voting on or failing to vote on the proposal to adopt the merger agreement will not constitute a written demand for appraisal within the meaning of Section 262. The written demand for appraisal must be made in addition to and separate from any proxy you deliver or vote you cast in person.

•	The stockholder must not vote its shares of common stock in favor of the merger agreement. Therefore, a Riggs stockholder who votes by proxy and who wishes to exercise appraisal rights must vote against the merger agreement or abstain from voting on the merger agreement.

•	The stockholder must continuously hold its shares from the date of making the written demand through the completion of the merger. A stockholder who is the record holder of shares of common stock on the date the written demand for appraisal is made but who thereafter transfers those shares prior to the completion of the merger will lose any right to appraisal in respect of those shares.

Only a stockholder of record of shares of Riggs common stock is entitled to assert appraisal rights for those shares registered in that holder’s name. A demand for appraisal should:

•	be executed by or on behalf of the stockholder of record, fully and correctly, as its name appears on the stock transfer records of Riggs;

•	specify the number of shares of Riggs common stock owned by the stockholder; and

•	specify that the stockholder intends thereby to demand appraisal of its common stock.

If the shares are owned of record by a person in a fiduciary capacity, such as a trustee, guardian or custodian, the demand should be executed in that capacity. If the shares are owned of record by more than one person as in a joint tenancy or tenancy in common, the demand should be executed by or on behalf of all owners. An authorized agent, including an agent for two or more joint owners, may execute a demand for appraisal on behalf of a stockholder; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, the agent is acting as agent for such owner or owners. A record holder such as a broker who holds shares as nominee for several beneficial owners may exercise appraisal rights with respect to the shares held for one or more beneficial owners while not exercising these rights with respect to the shares held for one or more other beneficial owners. In this case, the written demand should set forth the number of shares as to which appraisal is sought, and where no number of shares is expressly mentioned the demand will be presumed to cover all shares held in the name of the record owner.

Stockholders who hold their shares in brokerage accounts or other nominee forms and who wish to exercise appraisal rights are urged to consult with their brokers to determine appropriate procedures for the making of a demand for appraisal by such nominee.

A stockholder who elects to exercise appraisal rights pursuant to Section 262 should mail or deliver a written demand to:

RIGGS NATIONAL CORPORATION

800 17th Street, N.W.

Washington, D.C.     20005

Attention: Corporate Secretary

Within ten days after the completion of the merger, PNC must send a notice as to the completion of the merger to each of Riggs’ former stockholders who has made a written demand for appraisal in accordance with Section 262 and who has not voted in favor of or consented to adoption of the merger agreement. Within 120 days after the completion of the merger, but not after that date, either PNC or any stockholder who has complied with the requirements of Section 262 may file a petition in the Delaware Court of Chancery demanding a determination of the value of the shares of common stock held by all stockholders demanding appraisal of their shares. PNC is under no obligation to, and has no present intent to, file a petition for appraisal, and stockholders seeking to exercise appraisal rights should not assume that PNC will file a petition or that it will initiate any negotiations with respect to the fair value of the shares. Accordingly, stockholders who desire to have their shares appraised should initiate any petitions necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262. Since PNC has no obligation to file a petition, the failure of affected stockholders to do so within the period specified could nullify any previous written demand for appraisal. Under the merger agreement, Riggs has agreed to give PNC prompt notice of any demands for appraisal it receives. PNC has the right to participate in all negotiations and proceedings with respect to demands for appraisal. Riggs will not, except with the prior written consent of PNC, make any payment with respect to any demands for appraisal, offer to settle, or settle, any demands.

Within 120 days after the completion of the merger, any stockholder that complies with the provisions of Section 262 to that point in time will be entitled to receive from PNC, upon written request, a statement setting forth the aggregate number of shares not voted in favor of the merger agreement and with respect to which Riggs received demands for appraisal and the aggregate number of holders of those shares. PNC must mail this statement to the stockholder by the later of ten days after receipt of the request or ten days after expiration of the period for delivery of demands for appraisals under Section 262.

A stockholder who timely files a petition for appraisal with the Delaware Court of Chancery must serve a copy upon PNC. PNC must, within twenty days of receipt of the petition, file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded appraisal of their shares and who have not reached agreements with it as to the value of their shares. After notice to stockholders as may be ordered by the Delaware Court of Chancery, the Delaware Court of Chancery is empowered to conduct a hearing on the petition to determine which stockholders are entitled to appraisal rights. The Delaware Court of Chancery may require stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates to the Register in Chancery for notation on the certificates of the pendency of the appraisal proceedings, and if any stockholder fails to comply with the requirement, the Delaware Court of Chancery may dismiss the proceedings as to that stockholder. After determining which stockholders are entitled to an appraisal, the Delaware Court of Chancery will appraise the “fair value” of their shares. This value will exclude any element of value arising from the accomplishment or expectation of the merger, but will include a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. The costs of the action may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable. Upon application of a stockholder, the Delaware Court of Chancery may also order that all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding be charged pro rata against the value of all of the shares entitled to appraisal. These expenses may include, without limitation, reasonable attorneys’ fees and the fees and expenses of experts. Stockholders considering seeking appraisal should be aware that the fair value of their shares as determined under Section 262 could be more than, the same as, or less than the merger consideration they would be entitled to receive pursuant to the merger agreement if they did not seek appraisal of their shares. Stockholders should also be aware that investment banking opinions as to fairness from a financial point of view are not necessarily opinions as to fair value under Section 262.

In determining fair value and, if applicable, a fair rate of interest, the Delaware Court of Chancery is to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.”

Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” Any stockholder who has duly demanded an appraisal in compliance with Section 262 will not, after the completion of the merger, be entitled to vote the shares subject to that demand for any purpose or be entitled to the payment of dividends or other distributions on those shares. However, stockholders will be entitled to dividends or other distributions payable to holders of record of shares as of a record date prior to the completion of the merger.

Any stockholder may withdraw its demand for appraisal and accept the merger consideration by delivering to PNC, within sixty days of the effective date of the merger, a written withdrawal of the stockholder’s demands for appraisal. Any attempt to withdraw made more than sixty days after the effective date of the merger will require written approval of PNC. Moreover, no appraisal proceeding before the Delaware Court of Chancery as to any stockholder shall be dismissed without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon any terms the Delaware Court of Chancery deems just. If PNC does not approve a stockholder’s request to withdraw a demand for appraisal when the approval is required or if the Delaware Court of Chancery does not approve the dismissal of an appraisal proceeding, the stockholder would be entitled to receive only the appraised value determined in any such appraisal proceeding. This value could be higher or lower than, or the same as, the value of the merger consideration.

Failure to follow the steps required by Section 262 of the Delaware General Corporation Law for perfecting appraisal rights may result in the loss of appraisal rights, in which event you will be entitled to receive the consideration with respect to your dissenting shares in accordance with the merger agreement. However, if a Riggs stockholder withdraws an appraisal demand after the election deadline, such stockholder will forfeit his, her or its right to elect the form of consideration to be received in the merger. In view of the complexity of the provisions of Section 262 of the Delaware General Corporation Law, if you are a Riggs stockholder and are considering exercising your appraisal rights under the Delaware General Corporation Law, you should consult your own legal advisor.

Material Federal Income Tax Consequences of the Merger

The following discussion (including the limitations and qualifications set forth therein) is based on the opinion of Wachtell, Lipton, Rosen & Katz received by PNC and the opinion of Sullivan & Cromwell LLP received by Riggs, in each case, in connection with the filing of the registration statement of which this document is a part.

This discussion addresses the material United States federal income tax consequences of the merger to holders of Riggs common stock. The discussion is based on the Internal Revenue Code, Treasury regulations, administrative rulings and judicial decisions, all as currently in effect and all of which are subject to change (possibly with retroactive effect) and to differing interpretations. This discussion applies only to Riggs stockholders that hold their Riggs common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code, each of which we refer to in this document as a “holder.” Further, this discussion does not address all aspects of United States federal taxation that may be relevant to a particular holder in light of its personal circumstances or to holders subject to special treatment under the United States federal income tax laws, including:

•	banks or other financial institutions,

•	tax-exempt organizations,

•	insurance companies,

•	dealers in securities or foreign currency,

•	taxpayers employing a mark-to-market method of accounting, including traders in securities who elect to apply a mark-to-market method of accounting,

•	pass-through entities and investors in such entities,

•	foreign persons,

•	stockholders who received their Riggs common stock through the exercise of employee stock options, through a tax-qualified retirement plan or otherwise as compensation, and

•	stockholders who hold Riggs common stock as part of a hedge, straddle, constructive sale, conversion transaction or other integrated investment.

In addition, the discussion does not address any alternative minimum tax or any state, local or foreign tax consequences of the merger.

Each holder of Riggs common stock should consult its tax advisor with respect to the particular tax consequences of the merger to such holder. In addition, because each Riggs stockholder may receive a mix of cash and stock regardless of whether such holder makes a cash election or stock election, it will not be possible for holders of Riggs common stock to determine the specific tax consequences of the merger to them at the time of making the election.

The completion of the merger is conditioned upon the delivery by each of Wachtell, Lipton, Rosen & Katz, counsel to PNC, and Sullivan & Cromwell LLP, counsel to Riggs, of its opinion to the effect that, on the basis of the facts, assumptions, and representations set forth in such opinion and certificates to be obtained from officers of PNC and Riggs, the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code. Neither of these opinions are binding on the Internal Revenue Service or the courts, and neither Riggs nor PNC intends to request a ruling from the Internal Revenue Service regarding the United States federal income tax consequences of the merger. Consequently, no assurance can be given that the Internal Revenue Service will not assert, or that a court would not sustain, a position contrary to any of those set forth below. In addition, if any of the representations or assumptions upon which such opinions are based are inconsistent with the actual facts, the United States federal income tax consequences of the merger could be adversely affected.

In addition, in connection with the filing of the registration statement of which this document is a part, PNC has received the opinion of Wachtell, Lipton, Rosen & Katz and Riggs has received the opinion of Sullivan & Cromwell LLP, each stating that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code and that no gain or loss will be recognized by a holder of Riggs common stock who receives PNC common stock pursuant to the merger (except with respect to cash received instead of a fractional share of PNC common stock and except to the extent of cash consideration received pursuant to the merger). Accordingly, no gain or loss will be recognized by Riggs as a result of the merger.

The United States federal income tax consequences of the merger to a holder generally will depend on whether the holder exchanges its Riggs common stock for cash, PNC common stock or a combination of cash and PNC common stock.

Exchange Solely for Cash. In general, if, pursuant to the merger, a holder exchanges all of the shares of Riggs common stock actually owned by it solely for cash, that holder will recognize gain or loss equal to the difference between the amount of cash received and its adjusted tax basis in the shares of Riggs common stock surrendered, which gain or loss generally will be long-term capital gain or loss if the holder’s holding period with respect to the Riggs common stock surrendered is more than one year at the effective time of the merger. If, however, the holder constructively owns shares of Riggs common stock that are exchanged for shares of PNC common stock in the merger or owns shares of PNC common stock actually or constructively after the merger, the consequences to that holder may be similar to the consequences described below under the heading “Exchange for PNC Common Stock and Cash,” except that the amount of consideration, if any, deemed to be a dividend may not be limited to the amount of that holder’s gain.

Exchange Solely for PNC Common Stock. If, pursuant to the merger, a holder exchanges all of the shares of Riggs common stock actually owned by it solely for shares of PNC common stock, that holder will not recognize any gain or loss except in respect of cash received instead of a fractional share of PNC common stock (as discussed below). The aggregate adjusted tax basis of the shares of PNC common stock received in the merger (including fractional shares deemed received and redeemed as described below) will be equal to the aggregate adjusted tax basis of the shares of Riggs common stock surrendered for the PNC common stock, and a holder’s holding period of the PNC common stock (including fractional shares deemed received and redeemed as described below) will include the period during which the shares of Riggs common stock were held.

Exchange for PNC Common Stock and Cash. If, pursuant to the merger, a holder exchanges all of the shares of Riggs common stock actually owned by it for a combination of PNC common stock and cash, the holder will generally recognize gain (but not loss) in an amount equal to the lesser of (1) the amount of gain realized (i.e., the excess of the sum of the amount of cash and the fair market value of the PNC common stock received pursuant to the merger over that holder’s adjusted tax basis in its shares of Riggs common stock surrendered) and (2) the amount of cash received pursuant to the merger. For this purpose, gain or loss must be calculated separately for each identifiable block of shares surrendered in the exchange, and a loss realized on one block of shares may not be used to offset a gain realized on another block of shares. Holders should consult their tax advisors regarding the manner in which cash and PNC common stock should be allocated among different blocks of Riggs common stock. Any recognized gain will generally be long-term capital gain if the holder’s holding period with respect to the Riggs common stock surrendered is more than one year at the effective time of the merger. If, however, the cash received has the effect of the distribution of a dividend, the gain will be treated as a dividend to the extent of the holder’s ratable share of accumulated earnings and profits as calculated for United States federal income tax purposes. See “—Possible Treatment of Cash as a Dividend” below.

The aggregate tax basis of PNC common stock received (including fractional shares deemed received and redeemed as described below) by a holder that exchanges its shares of Riggs common stock for a combination of PNC common stock and cash pursuant to the merger will be equal to the aggregate adjusted tax basis of the shares of Riggs common stock surrendered for PNC common stock and cash, reduced by the amount of cash received by the holder pursuant to the merger (excluding any cash received instead of a fractional share of PNC common stock) and increased by the amount of gain (including any portion of the gain that is treated as a dividend as described below but excluding any gain or loss resulting from the deemed receipt and redemption of fractional shares described below), if any, recognized by the holder on the exchange. A holder’s holding period of the PNC common stock (including fractional shares deemed received and redeemed as described below) will include such holder’s holding period of the shares of Riggs common stock surrendered.

Possible Treatment of Cash as a Dividend. In general, the determination of whether the gain recognized in the exchange will be treated as capital gain or has the effect of a distribution of a dividend depends upon whether and to what extent the exchange reduces the holder’s deemed percentage stock ownership of PNC. For purposes of this determination, the holder is treated as if it first exchanged all of its shares of Riggs common stock solely for PNC common stock and then PNC immediately redeemed, which we refer to in this document as the “Deemed Redemption,” a portion of the PNC common stock in exchange for the cash the holder actually received. The gain recognized in the deemed redemption will be treated as capital gain if the deemed redemption is (1) “substantially disproportionate” with respect to the holder or (2) “not essentially equivalent to a dividend.”

The deemed redemption will generally be “substantially disproportionate” with respect to a holder if the percentage described in (2) below is less than 80% of the percentage described in (1) below. Whether the deemed redemption is “not essentially equivalent to a dividend” with respect to a holder will depend upon the holder’s particular circumstances. At a minimum, however, in order for the deemed redemption to be “not essentially equivalent to a dividend,” the deemed redemption must result in a “meaningful reduction” in the holder’s deemed percentage stock ownership of PNC. In general, that determination requires a comparison of (1) the percentage of the outstanding stock of PNC that the holder is deemed actually and constructively to have owned immediately before the deemed redemption and (2) the percentage of the outstanding stock of PNC that is actually and constructively owned by the holder immediately after the deemed redemption. In applying the above tests, a holder may, under the constructive ownership rules, be deemed to own stock that is owned by other persons or stock underlying a holder’s option to purchase such stock in addition to the stock actually owned by the holder.

The Internal Revenue Service has ruled that a stockholder in a publicly held corporation whose relative stock interest is minimal and who exercises no control with respect to corporate affairs is generally considered to have a “meaningful reduction” if that stockholder has a relatively minor reduction in its percentage stock ownership under the above analysis; accordingly, the gain recognized in the exchange by such a stockholder would be treated as capital gain.

These rules are complex and dependent upon the specific factual circumstances particular to each holder. Consequently, each holder that may be subject to these rules should consult its tax advisor as to the application of these rules to the particular facts relevant to such holder.

Cash Received Instead of a Fractional Share. A holder who receives cash instead of a fractional share of PNC common stock will generally be treated as having received such fractional share and then as having received such cash in redemption of the fractional share. Gain or loss generally will be recognized based on the difference between the amount of cash received instead of the fractional share and the portion of the holder’s aggregate adjusted tax basis of the shares of Riggs common stock exchanged in the merger which is allocable to the fractional share. Such gain or loss generally will be long-term capital gain or loss if the holding period for such shares of Riggs common stock is more than one year at the effective time of the merger.

Reporting Requirements. A holder of Riggs common stock receiving PNC common stock as a result of the merger is required to retain records related to such holder’s Riggs common stock and file with its United States federal income tax return a statement setting forth facts relating to the merger.

Backup Withholding and Information Reporting. Payments of cash to a holder of Riggs common stock may, under certain circumstances, be subject to information reporting and backup withholding at a rate of 28% of the cash payable to the holder, unless the holder provides proof of an applicable exemption satisfactory to PNC and the exchange agent or furnishes its taxpayer identification number, and otherwise complies with all applicable requirements of the backup withholding rules. Any amounts withheld from payments to a holder under the backup withholding rules are not additional tax and will be allowed as a refund or credit against the holder’s United States federal income tax liability, provided the required information is furnished to the Internal Revenue Service.

Accounting Treatment

PNC intends to treat the merger as a purchase by PNC under the accounting principles generally accepted in the United States of America. Under the purchase method of accounting, the tangible and identifiable intangible assets and liabilities of Riggs will be recorded, as of completion of the merger, at their respective fair values. The excess of the purchase price over the net assets acquired will be recorded as goodwill. Goodwill resulting from the merger will not be amortized, but will be reviewed for impairment at least annually. Core deposit and other intangibles with finite useful lives recorded in connection with the merger will be amortized.

Financial statements and reported results of operations of PNC issued after completion of the merger will not be restated retroactively to reflect the historical financial position or results of operations of Riggs.

Regulatory Approvals

PNC and Riggs have each agreed to use their reasonable best efforts to obtain the regulatory approvals and provide all notices necessary, proper or advisable to complete the transactions contemplated by the merger agreement. These include the approval of the merger by the Board of Governors of the Federal Reserve System, which we refer to in this document as the “Federal Reserve Board,” approval of PNC Bank’s acquisition of the assets of Riggs Bank by the Office of the Comptroller of the Currency, which we refer to in this document as the “OCC,” the approval of the merger by the Virginia Bureau of Financial Institutions, and notices to various other state and foreign regulatory authorities and self-regulatory organizations.

The merger cannot proceed in the absence of the requisite regulatory approvals. We cannot assure you as to whether or when the requisite regulatory approvals will be obtained, and, if obtained, we cannot assure you as to the date of receipt of any of these approvals, the absence of any litigation challenging them or the conditions that such approvals might include. Likewise, we cannot assure you that the U.S. Department of Justice or any relevant state attorney general will not attempt to challenge the merger on antitrust grounds, or, if such a challenge is made, as to the result of that challenge. We believe that the merger does not raise substantial antitrust concerns and that we will be able to obtain all requisite regulatory approvals on a reasonably timely basis without the imposition of any condition or restriction that would have a material adverse effect on either PNC or Riggs.

PNC and Riggs are working to complete the merger promptly, and expect to complete the merger as soon as possible and not later than May 31, 2005. However, delays in satisfying the conditions to the obligations of PNC and Riggs to complete the merger could delay completion. Neither PNC nor Riggs is required to complete the merger if bank regulators or other governmental entities have imposed regulatory conditions that would reasonably be expected to have a material adverse effect (measured on a scale relative to Riggs) on either PNC or Riggs. Before completing the merger, Riggs and PNC will need to obtain exemptions from the Department of Labor and the SEC to mitigate the potential business impact of Riggs Bank’s plea agreement with the Department of Justice. The applicable exemption requests are being pursued expeditiously.

We are not aware of any other material governmental approvals or actions that are required prior to the parties’ completion of the merger other than those described below. We presently contemplate that if any additional governmental approvals, actions or notices are required, these approvals or actions will be sought and notices will be given. However, we cannot assure you that any of these additional approvals or actions will be obtained.

Federal Reserve Board. Completion of the merger is subject to approval by the Federal Reserve Board pursuant to Sections 3 and 4 of the Bank Holding Company Act of 1956, as amended. On August 6, 2004, PNC filed an application with the Federal Reserve Board under Section 3 of the Bank Holding Company Act and a notification under Section 4(c)(8) of that Act.

The Federal Reserve Board is prohibited from approving any merger transaction under Section 3 of the Bank Holding Company Act (1) that would result in a monopoly or be in furtherance of any combination or conspiracy to monopolize, or to attempt to monopolize, the business of banking in any part of the United States, or (2) whose effect in any section of the United States may be to substantially lessen competition, or to tend to create a monopoly or in any other manner restrain trade, unless the Federal Reserve Board finds that the anti-competitive effects of the merger transaction are clearly outweighed in the public interest by the probable effect of the merger transaction in meeting the convenience and needs of the communities to be served.

In addition, among other things, in reviewing the merger, the Federal Reserve Board must consider (1) the financial and managerial resources and future prospects of PNC and Riggs and their subsidiary banks, (2) the convenience and needs of the communities to be served, including the record of performance under the Community Reinvestment Act of 1977, as amended, (3) the companies’ effectiveness in combating money-laundering activities and (4) PNC’s record of compliance with applicable state community reinvestment laws.

Furthermore, the Bank Holding Company Act and Federal Reserve Board regulations require published notice of, and the opportunity for public comment on, the Federal Reserve Board application and notification, and authorize the Federal Reserve Board to hold a public hearing or meeting if the Federal Reserve Board determines that a hearing or meeting would be appropriate. Any hearing or meeting or comments provided by third parties could prolong the period during which the application and notification are under review by the Federal Reserve Board.

Pursuant to the Bank Holding Company Act, a transaction approved by the Federal Reserve Board may not be completed until thirty days after such approval, during which time the U.S. Department of Justice may challenge the merger transaction on antitrust grounds and seek appropriate relief. With the approval of the Federal Reserve Board and the concurrence of the U.S. Department of Justice, the waiting period may be reduced to no fewer than fifteen days. The commencement of an antitrust action would stay the effectiveness of such an approval unless a court specifically ordered otherwise. In reviewing the merger, the U.S. Department of Justice could analyze the merger’s effect on competition differently than the Federal Reserve Board, and thus it is possible that the U.S. Department of Justice could reach a different conclusion than the Federal Reserve Board regarding the merger’s effects on competition. A determination by the U.S. Department of Justice not to object to the merger does not prevent the filing of antitrust actions by private persons or state attorneys general.

OCC. On August 6, 2004, PNC filed an application with the Office of the Comptroller of the Currency under the Bank Merger Act to approve the merger of Riggs Bank National Association into PNC Bank, National Association. Following the amendment and restatement of the merger agreement, PNC amended its application to provide for the acquisition of the assets of Riggs Bank by PNC Bank rather than a merger of the two banks. In evaluating an application filed under the Bank Merger Act, the OCC will use substantially the same criteria as the Federal Reserve as described above.

Other Regulatory Authorities. Applications or notifications have been or are being filed with various other state regulatory authorities, including the Virginia Bureau of Financial Institutions and self-regulatory organizations in connection with the acquisition or change in control of certain subsidiaries of Riggs that may be deemed to result from the merger. In addition, the merger may be reviewed by various state attorneys general. These authorities may be empowered under applicable laws and regulations to investigate or disapprove the merger under the circumstances and based upon the review provided for under applicable laws and regulations.

Interests of Certain Persons in the Merger

Certain officers and directors of Riggs may have financial interests in the transactions contemplated by the merger agreement that are in addition to, or different from, their financial interests as stockholders of Riggs. The Riggs board was aware of these interests and considered them, among other matters, in approving the merger agreement and the transactions contemplated thereby. The total amount of payments that could be provided under such arrangements (excluding the indemnification and insurance arrangements) could be up to $14 million. Under the merger agreement, the payment of these interests will have no impact on the aggregate consideration PNC pays to the Riggs shareholders. On March 7, 2005, Mr. Robert Allbritton resigned as Chairman and Chief Executive Officer of Riggs. Prior to his resignation, it was anticipated that Mr. Allbritton would have received approximately $850,000 under his Senior Executive Change of Control and Retention Agreement and 24,000 shares of Riggs common stock in respect of unvested deferred and performance shares, each as described below, around the effective time of the merger. Due to his resignation, Mr. Allbritton is no longer entitled to receive these payments.

Senior Executive Change of Control and Retention Agreements. In October 2001, the Riggs board adopted a change of control policy to provide Riggs with a smooth transition of management and continuing operations throughout a change of control transaction. As part of this policy, Riggs entered into a Senior Executive Change of Control and Retention Agreement with each of its senior executive officers that provides for severance payments upon certain types of employment terminations following a “change of control,” such as the merger. Currently, there are eleven senior executive officers who have entered into such agreements, including Mr. Lawrence I. Hebert, chief executive officer of Riggs and Riggs Bank, Mr. Henry D. Morneault, executive vice president of Riggs Bank and the remaining nine executive officers of Riggs.

Under the Senior Executive Change of Control and Retention Agreements, a covered executive whose employment is terminated by Riggs without cause or who resigns for good reason (as these terms are defined in the agreements), within two years following a change of control (or in certain limited circumstances prior to a change of control), would be entitled to receive, in lieu of any further salary payments or severance benefits otherwise payable, a lump-sum severance payment equal to two times the sum of (1) the executive’s base salary (which for this purpose is the greater of the base salary in effect immediately prior to the cause or good reason event and the base salary in effect immediately prior to the effective time of the merger) and (2) the executive’s bonus amount (which for this purpose is the greatest of the target annual bonus for the year in which the employment termination occurs, the average annual bonus for the two fiscal years preceding the employment termination date and the average annual bonus for the two fiscal years preceding the effective time of the merger). In addition, the executive would be entitled to a lump-sum payment of any earned, but unpaid, incentive compensation under our annual or long-term incentive plans for a completed period, plus a pro rata portion of any contingent incentive compensation awards at the target amount for uncompleted periods under those incentive plans. If we were to complete the merger in May 2005, and each of the executive officer’s employment was terminated without cause or each of the executive officers quits for good reason immediately after completion and no annual bonuses were paid for 2004 and no bonus targets were set for 2005, the lump-sum severance payments under these agreements would be: for Mr. Hebert approximately $995,000; for Mr. Morneault approximately $630,000; and for the remaining nine executive officers, as a group, approximately $3,827,000. Prior to agreeing to the PNC transaction, the Riggs board decided to discontinue its annual bonus program for executive officers and not to set 2004 target bonus amounts for such persons, and, as a result, there are no contingent incentive awards for 2004. In lieu of a 2004 or future bonus program, the Riggs Board established a discretionary pool of up to $1,500,000, which it may use, but is not required to use, to make retention, bonus and/or other incentive payments to our executive officers prior to closing. This discretionary pool will be used, if at all, to reward employee excellence and other significant achievements by the recipients in the course of their employment by Riggs. To date, the Riggs board has awarded a total of $220,000 in special incentive payments to three executive officers. The Riggs board has not determined when, if at all, any remaining allocations from this pool will be made. The granting of amounts under the pool will not have any impact under the merger agreement on the aggregate consideration PNC pays to the Riggs shareholders.

Under the Senior Executive Change of Control and Retention Agreements, following a termination without cause or a resignation for good reason, each of the executive officers would be entitled to continuation of life, disability, accident and health insurance for two years, reduced by any comparable benefits actually received by the executive without cost from a subsequent employer. For a thirty-day period following the one-year anniversary of the change of control, each executive officer will have the option to terminate his or her employment with us for any reason or no reason and be entitled to 50% of the severance benefits described above. Covered executives will also receive a gross-up payment in the event they are subject to an excise tax imposed by Section 4999 of the Internal Revenue Code in connection with any change of control payment or benefits received and any severance benefits received under the Senior Executive Change of Control and Retention Agreements and will be reimbursed for legal fees, if any, incurred in a good faith dispute relating to the termination of employment following a change of control or the potential payment of benefits under the Senior Executive Change of Control and Retention Agreement.

Deferred Compensation Plan and Split Dollar Life Insurance Agreements. Under the existing terms of the Riggs Amended and Restated Deferred Compensation Plan, upon the completion of the merger, all accounts (all of which are currently vested) under such plan will become immediately payable to participants, which include our executive officers and directors, in a single lump-sum payment, unless otherwise elected by the participant. In addition, after the effective time of the merger and in accordance with their existing terms, split dollar life insurance agreements covering our executive officers provide that (1) if an executive is terminated without cause or for good reason (as these terms are defined in the agreements) after a change of control (or in certain limited circumstances prior to a change of control), the executive will be entitled to a death benefit equal to 1.5 times the executive’s highest base salary and (2) the agreements may not be amended or terminated in any way that would affect the executive’s death benefits. Additionally, Riggs must make certain irrevocable contributions to trusts used to fund these deferred compensation and split dollar life insurance obligations. It is estimated that the contribution amount related to the executive officers will be approximately $3,849,000 (assuming per share cash consideration of $20.00 and an 8% discount rate).

Equity Compensation Awards. The merger agreement provides that, immediately after the effective time of the merger, each of the Riggs stock options, whether or not vested, including those held by executive officers and directors, will be converted into the right to receive a cash amount equal to the excess, if any, of the per share cash consideration over the exercise price of the stock option for each share of Riggs common stock subject to the option, less applicable withholding tax. Based on the number of unvested stock options anticipated to be held as of May 1, 2005, and assuming a per share cash consideration of $20.00, Messrs. Hebert, Morneault, the remaining nine executive officers, as a group, and the Riggs directors, as a group, would receive, respectively, cash payments in amounts equal to $225,917, $94,350, $412,871 and $0 in respect of their unvested stock options (for all such persons the amount would be approximately $733,138). The merger agreement also provides that each unvested deferred share award and each unvested performance share award outstanding under the Riggs 2002 Long-Term Incentive Plan will be terminated immediately prior to the effective time of the merger and settled with one share of Riggs common stock. Based on the number of unvested deferred share awards and unvested performance share awards anticipated to be held as of May 1, 2005, Messrs. Hebert, Morneault and the remaining nine executive officers, as a group, would receive, respectively, 19,586, 13,638 and 88,214 shares of Riggs common stock in respect of their unvested deferred and performance shares (assuming per share cash consideration of $20.00, the total value for all such persons would be approximately $2,429,000); none of the other Riggs directors have any unvested deferred share or performance share awards.

Directors and Officers Insurance. PNC has agreed to indemnify and hold harmless each present and former director and officer of Riggs and its subsidiaries from liability and expenses for matters arising at or prior to the consummation of the merger to the fullest extent permitted by applicable law. PNC has also agreed that it will maintain Riggs’ current policies of directors’ and officers’ liability insurance coverage for the benefit of Riggs’ directors and officers for six years following consummation of the merger.

Restrictions on Resales by Affiliates

The shares of PNC common stock to be issued to Riggs stockholders in the merger have been registered under the Securities Act. These shares may be traded freely and without restriction by those stockholders not deemed to be “affiliates” of Riggs as that term is defined under the Securities Act. An affiliate of a corporation, as defined by the rules promulgated under the Securities Act, is a person who directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, that corporation. Any subsequent transfer by an affiliate of Riggs must be one permitted by the resale provisions of Rule 145 promulgated under the Securities Act or as otherwise permitted under the Securities Act. These restrictions are expected to apply to the directors and certain executive officers of Riggs (as well as to certain other related individuals or entities).

Voting Agreement

In connection with the execution of the original merger agreement in July 2004, and as a condition to PNC’s willingness to enter into the merger agreement, Joe L. Allbritton, a former Chairman and Chief Executive Officer of Riggs, entered into a voting agreement with PNC. Mr. Allbritton’s voting agreement remains applicable to the amended and restated merger agreement. Under the voting agreement, Mr. Allbritton has agreed, with respect to 7,177,441 shares of Riggs common stock directly and exclusively controlled by him representing approximately 22.6% of the outstanding shares, that at any meeting of the Riggs stockholders called with respect to any of the following (or at which any of the following is otherwise addressed), and at every adjournment or postponement, and on every action or approval by written consent of the Riggs stockholders with respect to any of the following, he shall vote or cause to be voted such shares as follows:

•	in favor of the adoption of the merger agreement and the transactions contemplated by the merger agreement, including the merger;

•	against any action that is intended or could reasonably be expected to materially impede, interfere with, delay or materially and adversely affect the merger or any of the other transactions contemplated by the merger agreement; and

•	against any of the following actions (other than the merger and the transactions contemplated by the merger agreement):

•	any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving Riggs or any of its subsidiaries;

•	any sale, lease or transfer of a substantial portion of the assets of Riggs or any of its subsidiaries; and

•	any reorganization, recapitalization, dissolution or liquidation of Riggs or any of its subsidiaries.

Mr. Allbritton currently has direct and exclusive control of approximately 28.6% of the outstanding shares of Riggs with a market value of approximately $[*] million based on the closing price of PNC common stock on [*], 2005. In addition to the shares of Riggs common stock directly and exclusively controlled by Mr. Allbritton, he has shared voting power with respect to shares of Riggs common stock which constitute approximately 7.9% of Riggs outstanding common stock with a market value of approximately $[*] million based on the closing price of PNC common stock on [*], 2005. The shares over which Mr. Allbritton has shared control are not subject to the voting agreement between Mr. Allbritton and PNC.

Mr. Allbritton also agreed not to enter into any voting arrangement, whether by proxy, power-of-attorney, voting agreement, voting trust or otherwise, directly or indirectly, with respect to the shares he has committed to vote as described above that is inconsistent in any respect with the voting agreement. He also agreed not to, and to use reasonable efforts to cause his agents and representatives not to, solicit, initiate or encourage (including by way of furnishing information or assistance), or take any other action designed to facilitate or encourage any inquiries or the making of any proposal that constitutes, or is reasonably likely to lead to, any Acquisition Proposal.

The voting agreement will terminate upon the earliest of (1) completion of the merger, (2) termination of the merger agreement in accordance with its terms and (3) May 31, 2005 unless Riggs would not be allowed to terminate the merger agreement on that date as a result of any breach by Mr. Allbritton of his obligations under the voting agreement.

Under the voting agreement, PNC has agreed to:

•	take all necessary action to cause the registration statement of which this proxy statement/prospectus forms a part to include a reoffer prospectus relating to the offer and sale by Mr. Allbritton and his affiliates after completion of the merger of any shares of PNC common stock received in the merger; and

•	use its reasonable best efforts to cause the registration statement to remain effective so that the reoffer prospectus may be used to reoffer such new PNC common stock until they may be freely resold in accordance with Rule 145(d)(2) of the Securities Act.

Under the voting agreement, PNC may upon prompt prior notice to Mr. Allbritton suspend the use of the registration statement for a reasonable length of time (but not to exceed 60 consecutive days) if the Chief Executive Officer, Chief Financial Officer or General Counsel of PNC determines in good faith that such use would require disclosure by PNC of material non-public information that would materially interfere with a material financing, merger, sale or acquisition of assets, recapitalization or other similar corporate action of PNC that is pending or expected by PNC to occur or be announced during such suspension period, or that such use would require premature disclosure of non-public information the disclosure of which, in the good faith determination of the Chief Executive Officer, Chief Financial Officer or General Counsel of PNC, would be materially adverse to PNC. PNC has agreed that in exercising its right to impose such a suspension period it will not treat Mr. Allbritton or his affiliates more restrictively than PNC does with respect to its directors and executive officers who have access to such information. Notwithstanding anything to the contrary in the voting agreement, PNC agreed that it would use its commercially reasonable efforts to ensure that there is no suspension of the registration statement within 60 days after the consummation of the Merger or within 28 days after a previous suspension. PNC and Mr. Allbritton have agreed to provide each other with customary indemnification in connection with the registration statement and reoffer prospectus.

PNC agreed to the foregoing in order to mitigate restrictions on resale otherwise applicable to Mr. Allbritton and his affiliates, which existed in part due to the size of their shareholdings. PNC’s agreement will not result in any material expense to PNC or impact the merger consideration payable to other Riggs stockholders.

SELLING STOCKHOLDERS; PLAN OF DISTRIBUTION

Selling Stockholders. As described under “The Merger—Voting Agreement,” PNC has agreed to cause the registration statement of which this proxy statement/prospectus forms a part to include a reoffer prospectus relating to the offer and sale by Mr. Joe L. Allbritton and his affiliates following completion of the merger. Accordingly, in addition to registering PNC common stock to be issued to Riggs’ stockholders as a result of the merger, this prospectus relates to the aggregate resale of up to 6,300,000 shares of PNC common stock that may be sold from time to time by the selling stockholders. PNC will not receive any proceeds from the resale of its common stock by the selling stockholders.

The following table sets forth certain information about the beneficial ownership of each selling stockholder. The tabular information below assumes that (1) the selling stockholders will elect to receive as consideration in the merger only shares of PNC common stock, (2) the stock election will not be oversubscribed, (3) the Exchange Ratio will be equal to 0.3705 (the implied exchange ratio based on the closing price of PNC common stock on February 9, 2005) and (4) all of the shares listed below will be offered and sold by the selling stockholders to unaffiliated third parties. However, because the selling stockholders may offer all or a portion of the shares covered by this prospectus at any time and from time to time hereafter, and because the actual number of shares of PNC common stock to be received by Mr. Allbritton and his affiliates will not be finally known until completion of the merger, the exact number of shares that each selling stockholder may hold after completion of the offering cannot be determined at this time. Information concerning the selling stockholders may change from time to time and, to the extent required, will be set forth in supplements or amendments to this prospectus.

Name	Shares Beneficially Owned Before Offering		Number of Shares Being Offered	Shares Beneficially Owned After Offering
	Number	Percent		Number	Percent
Joe L. Allbritton	3,370,602	1.19%	3,370,602	0	0
Barbara Allbritton	504,522	*	504,522	0	0
Allwin, Inc.	176,177	*	176,177	0	0
The Allbritton Foundation	185,250	*	185,250	0	0
Allbritton Art Institute	74,100	*	74,100	0	0

*	Less than one percent.

Plan of Distribution. As used below, “selling stockholders” includes the individuals listed in the table above and donees, pledges, transferees or other successors in interest selling shares received from a selling stockholder (including the named selling stockholders) after the date of this prospectus. Selling stockholders from time to time may sell the shares being offered hereby on the New York Stock Exchange, in the over-the-counter market, in privately negotiated transactions or otherwise. The shares may be sold by the selling stockholders by one or more of the following methods, without limitation:

•	block trades in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus;

•	an exchange distribution in accordance with the rules of such exchange;

•	ordinary brokerage transactions and transactions in which a broker solicits purchasers;

•	privately negotiated transactions;

•	short sales;

•	through the writing of options on the shares;

•	in one or more underwritten offerings on a firm commitment or best efforts basis; and

•	a combination of any such methods of sale.

The shares may be sold at fixed prices, at market prices prevailing at the time of sale, at prices related to such market prices or at negotiated prices. Such transactions may or may not involve brokers or dealers. The selling stockholders may effect such transactions by selling shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling stockholders or the purchasers of shares for whom such broker-dealers act as agent or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). In effecting sales, brokers and dealers engaged by the selling stockholders may arrange for other brokers or dealers to participate. Broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share, and to the extent such broker-dealer is unable to do so, acting as agent for a selling stockholder, such broker-dealer may purchase, as principal, any unsold shares at the stipulated price. Broker-dealers who acquire shares as principals may thereafter resell such shares from time to time in transactions on the New York Stock Exchange at prices and on terms then prevailing at the time of sale, at prices related to the then-current market price or in negotiated transactions. Broker-dealers may use block transactions and sales to and through broker-dealers, including transactions of the nature described above.

From time to time, one or more of the selling stockholders may pledge, hypothecate or grant a security interest in some or all of the shares owned by them. The pledges, secured parties or persons to whom such securities have been hypothecated will, upon foreclosure in the event of default, be deemed to be selling stockholders. The number of a selling stockholder’s shares offered under this prospectus will decrease as and when it takes such actions. The plan of distribution for such selling stockholder’s shares will otherwise remain unchanged. In addition, a selling stockholder may, from time to time, sell short PNC common stock, and in such instances, this prospectus may be delivered in connection with such short sales and the shares offered under this prospectus may be used to cover such short sales.

A selling stockholder may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of PNC common stock in the course of hedging the positions they assume with such selling stockholder, including, without limitation, in connection with distributions of the common stock by such broker-dealers. A selling stockholder may enter into option or other transactions with broker-dealers. A selling stockholder may enter into option or other transactions with broker-dealers that involve the delivery of the shares offered hereby to the broker-dealers, who may then resell or otherwise transfer such shares. A selling stockholder may also loan or pledge the shares offered hereby to a broker-dealer, and the broker-dealer may sell the shares offered hereby so loaned or upon a default may sell or otherwise transfer the pledged shares offered hereby.

The selling stockholders and any broker-dealers or agents that act in connection with the sale of shares might be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, and any commissions received by such broker-dealers and any profit on the resale of the shares sold by them while acting as principals might be deemed to be underwriting discounts and commissions under the Securities Act. In transactions in which the selling stockholders are deemed to be underwriters, the selling stockholders and any broker-dealers or agents acting in connection with such sale will be subject to the prospectus delivery requirements of the Securities Act. PNC has agreed to provide the selling stockholders customary indemnification for violations of law in connection with this prospectus, and Mr. Allbritton has agreed to provide PNC customary indemnification for violations of law with respect to information provided by him or his affiliates for inclusion in the registration statement and the prospectus. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act of 1933.

The selling stockholders will be subject to the prospectus delivery requirements of the Securities Act with respect to sales of shares through this prospectus. Selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 and Rule 145 under the Securities Act.

Costs, expenses and fees to be incurred by the selling stockholders in connection with the registration of the shares offered hereby, including all brokerage commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by the selling stockholders.

PNC may suspend the use of this prospectus and any supplements hereto as described under “The Merger—Voting Agreement.”

DESCRIPTION OF PNC CAPITAL STOCK

A description of PNC’s capital stock immediately after the proposed merger is set forth below. The following statements are brief summaries of, and are subject to the provisions of, PNC’s articles of incorporation and by-laws, preferred stock certificates of designation and the relevant provisions of the Pennsylvania Business Corporation Law.

Description of Common Stock

PNC is authorized to issue 800 million shares of common stock, par value $5.00 per share, of which approximately 282,985,715 shares were issued and outstanding on February 28, 2005. PNC common stock trades on the New York Stock Exchange under the symbol “PNC.” As of February 28, 2005, approximately 43,059,161 shares were reserved for issuance in connection with various PNC employee and director benefit plans, the PNC dividend reinvestment and stock purchase plan and the conversion of PNC’s outstanding convertible securities. After taking into account the reserved shares of PNC common stock, there were approximately 473,955,124 authorized shares of PNC common stock available for issuance as of February 28, 2005.

Voting and Other Rights. Holders of PNC common stock are entitled to one vote per share. There are no cumulative voting rights. In general, a majority of votes cast on a matter is sufficient to take action upon routine matters. Directors are to be elected by a plurality of the votes cast.

In the event of PNC’s liquidation, holders of PNC common stock will be entitled to receive pro rata any assets legally available for distribution to PNC stockholders, subject to any prior rights of any PNC preferred stock then outstanding.

PNC common stock does not have any preemptive rights, redemption privileges, sinking fund privileges, or conversion rights. All the outstanding shares of PNC common stock are, and upon proper conversion of any PNC preferred stock, all of the shares of PNC common stock into which these shares are converted will be, validly issued, fully paid, and nonassessable.

Computershare Investor Services, LLC is the transfer agent and registrar for PNC common stock.

Dividends. Subject to the preferential rights of any holders of any outstanding series of PNC preferred stock, the holders of PNC common stock are entitled to receive dividends or distributions, whether payable in cash or otherwise, as the PNC board of directors may declare out of funds legally available for these payments. Stock dividends, if any are declared, may be paid from PNC authorized but unissued shares.

Description of Preferred Stock

Under PNC’s articles of incorporation, PNC’s board of directors is authorized, without further stockholder action, to issue up to 20,000,000 shares of preferred stock, in one or more series, and to fix and determine by resolution any designations, preferences, qualifications, privileges, limitations, restrictions or special or relative rights of additional series.

Under regulations adopted by the Federal Reserve Board, if the holders of any series of PNC preferred stock become entitled to vote for the election of directors because dividends on that series are in arrears, that series may then be deemed a “class of voting securities.” In such a case, a holder of 25% or more of the series, or a holder of 5% or more of the series if that holder would also be considered to exercise a “controlling influence” over PNC, may then be subject to regulation as a bank holding company in accordance with the Bank Holding Company Act. In addition, any other bank holding company may be required to obtain the prior approval of the Federal Reserve Board to acquire or retain 5% or more of that series, and any person other than a bank holding company may be required to obtain the approval of the Federal Reserve Board to acquire or retain 10% or more of that series.

PNC has seven series of preferred stock issued and outstanding, as described in the following table:

Series Name	Liquidation Value and Redemption Price Per Share (a)	Designated Shares	Amount Outstanding on February 28, 2005	Earliest Redemption Date	Yearly Dividend or Interest Rate in Effect at February 28, 2005
$1.80 Cumulative Convertible Preferred Stock—Series A	$40/$40	98,583	8,040	Redeemable at any time	$1.80/share
$1.80 Cumulative Convertible Preferred Stock—Series B	$40/N/A	38,542	2,128	Not redeemable	$1.80/share
$1.60 Cumulative Convertible Preferred Stock—Series C	$20/$20	1,433,935	160,841	February 2, 1989	$1.60/share
$1.80 Cumulative Convertible Preferred Stock—Series D	$20/$20	1,766,140	217,227	February 2, 1990	$1.80/share
$2.60 Cumulative Nonvoting Preferred Stock, Series E	$27.75/$27.75	338,100	None	February 2, 1990	$2.60/share
Fixed/Adjustable Rate Noncumulative Preferred Stock, Series F	$50/$50	6,000,000	None	September 30, 2001	(c)
Series G Junior Participating Preferred Share Purchase Rights	(b)	450,000	None	Not redeemable	(d)

(a)	Redemption price is price indicated in table, plus accrued but unpaid dividends, if any, except that the Fixed/Adjustable Rate Noncumulative Preferred Stock, Series F does not accumulate for prior period dividends.
(b)	Upon any liquidation, dissolution or winding up of PNC, no distribution shall be made (1) to the holders of shares of stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series G Preferred Stock unless, prior thereto, the holders of shares of Series G Preferred Stock shall have received $1.00 per share, plus an amount equal to accrued and unpaid dividends and distributions to the date of such payment, and holders of shares of Series G Preferred Stock shall be entitled to receive an aggregate amount per share equal to 1,000 times (subject to adjustment) the aggregate amount to be distributed per share to holders of shares of PNC common stock, or (2) to the holders of shares of stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series G Preferred Stock, except distributions made ratably on the Series G Preferred Stock and all such parity stock in proportion to the total amounts to which the holders of all such shares are entitled upon such liquidation, dissolution or winding up.
(c)	0.35% plus the “Effective Rate” (but not less than 6.55% nor greater than 12.55%). “Effective Rate” generally means the greater of the treasury bill rate, the ten year constant maturity rate and the thirty year constant maturity rate (as those terms are defined in the PNC articles of incorporation) for the applicable dividend period.
(d)	Generally the greater of $0.10 and 1,000 times (subject to potential adjustment) the aggregate per share amount of all cash dividends and all non-cash dividends or other distributions (other than dividends payable in shares of PNC common stock or pursuant to a subdivision of the outstanding shares of PNC common stock) declared on the PNC common stock.

Ranking. All the outstanding series of PNC preferred stock have the same rank. All the outstanding series of PNC preferred stock have preference over the PNC common stock with respect to the payment of dividends and the distribution of assets in the event of a liquidation or dissolution of PNC.

Dividends. Dividends payable on each outstanding share of $1.80 Cumulative Convertible Preferred Stock—Series A and $1.80 Cumulative Convertible Preferred Stock—Series B are payable quarterly on each: March 10, June 10, September 10 and December 10. Dividends payable on each outstanding share of $1.60 Cumulative Convertible Preferred Stock—C, $1.80 Cumulative Convertible Preferred Stock—Series D, and $2.60 Cumulative Nonvoting Preferred Stock, Series E are payable quarterly on each: January 1, April 1, July 1 and October 1. Dividends payable on each outstanding share of Fixed/Adjustable Rate Noncumulative Preferred Stock, Series F are payable quarterly on: March 31, June 30, September 30 and December 31. Dividends are payable on each outstanding share of Series G Junior Participating Preferred Share Purchase Rights at times generally corresponding to the times at which dividends are paid on PNC common stock. Dividends on all the outstanding series of PNC preferred stock, other than the Fixed/Adjustable Rate Noncumulative Preferred Stock, Series F, the Fixed/Adjustable Rate Noncumulative Preferred Stock, Series F and the Series G Junior Participating Preferred Share Purchase Rights, are cumulative.

PNC may not declare or pay any dividends on any series of PNC preferred stock unless PNC has previously declared and paid or contemporaneously declares and pays full dividends, and cumulative dividends still owing, if any, on all other series of PNC preferred stock that have the same rank as, or rank senior to, that series of preferred stock. If PNC does not pay in full the dividends on those equally-and senior-ranking series, it may only declare dividends pro rata, so that the amount of dividends declared per share on that series of preferred stock and on each other equally-ranking series of PNC preferred stock will bear to each other the same ratio that accrued dividends per share on that series of preferred stock and those other series bear to each other. In addition, generally, unless PNC has paid full dividends, including cumulative dividends still owing, if any, on all outstanding shares of any series of cumulative preferred stock, PNC may not declare or pay dividends on its common stock and generally may not redeem or purchase any PNC common stock except by payment of shares of common stock or other junior securities. PNC will not pay interest or any sum of money instead of interest on any dividend payment or payments that may be in arrears.

Rights upon Liquidation; Redemption. In the event of the liquidation, dissolution or winding-up of PNC, holders of PNC preferred stock are entitled to receive liquidating distributions in the amount set forth opposite the applicable series in the table above, plus accrued and unpaid dividends, if any, before PNC makes any distribution of assets to the holders of PNC common stock. Each of the outstanding series of PNC preferred stock is redeemable at PNC’s option at a redemption price per share equal to the redemption price set forth opposite that series in the table above, plus accrued but unpaid dividends, if any, other than the $1.80 Cumulative Convertible Preferred Stock—Series B and the Series G Junior Participating Preferred Share Purchase Rights.

Conversion. The $1.80 Cumulative Convertible Preferred Stock—Series A and the $1.80 Cumulative Convertible Preferred Stock—Series B, are generally convertible at any time into PNC common stock on a 2 for 1 basis, subject to adjustment under certain circumstances. The $1.60 Cumulative Convertible Preferred Stock—Series C and the $1.80 Cumulative Convertible Preferred Stock—Series D are generally convertible at any time into PNC common stock at a conversion price equal to $48 per share of PNC common stock based on a value per share of preferred stock equal to $20, subject to adjustment under certain circumstances. None of the other series of PNC preferred stock currently designated are convertible into PNC common stock.

Voting Rights. Holders of shares of PNC outstanding preferred stock are entitled to one vote on all matters submitted to a vote of the shareholders of PNC for each full share of PNC common stock into which such preferred stock is convertible, except that (1) the $2.60 Cumulative Nonvoting Preferred Stock, Series E and the Fixed/Adjustable Rate Noncumulative Preferred Stock, Series F have no voting rights, except under limited circumstances provided under Pennsylvania law and the PNC articles of incorporation and (2) the Series G Junior Participating Preferred Share Purchase Rights are entitled to 1,000 votes (subject to adjustment) on all matters submitted to a vote of the shareholders of PNC.

Anti-Takeover Considerations

Pennsylvania law and PNC’s articles of incorporation and by-laws contain a number of provisions that may have the effect of discouraging transactions that involve an actual or threatened change of control of PNC currently or PNC after the merger. These provisions of PNC’s certificate of incorporation and by-laws include limitations on calling special meetings of stockholders, requirements for advance notice of stockholder-proposed business and director nominations at annual meetings, the authorization of directors to fill vacancies on the board occurring from resignations, removal and the creation of new directorships, election of directors by a plurality of votes rather than cumulative voting. PNC also has in place a shareholder rights plan. For a description of these provisions, see “Comparison of Rights of Shareholders of PNC and Riggs” beginning on page 79

COMPARISON OF RIGHTS OF SHAREHOLDERS OF PNC AND RIGGS

PNC is a Pennsylvania corporation subject to the provisions of the Pennsylvania Business Corporation Law, which we refer to in this document as the “PBCL.” Riggs is a Delaware corporation governed by the General Corporation Law of the State of Delaware, which we refer to in this document as the “DGCL.” Upon completion of the merger, stockholders of Riggs, whose rights are governed by Riggs’ restated certificate of incorporation, Riggs’ by-laws, as amended, and the DGCL, will become shareholders of PNC, and their rights will be governed by PNC’s amended and restated articles of incorporation, PNC’s by-laws and by the PBCL.

The following is a summary of the material differences between the rights of shareholders of PNC and Riggs. This summary does not purport to be a complete discussion of, and is qualified in its entirety by reference to, the governing law and the certificate of incorporation and by-laws of Riggs, and the amended and restated articles of incorporation and by-laws of PNC, respectively. In addition, the identification of some of the differences in the rights of these shareholders as material is not intended to indicate that other differences that are equally important do not exist. We urge you to read carefully the relevant provisions of Pennsylvania and Delaware law, as well as the certificate of incorporation and by-laws of Riggs, and the amended and restated articles of incorporation and by-laws of PNC. Copies of these charter and by-law documents are incorporated by reference into this document and will be sent to you upon request. See “Where You Can Find More Information” beginning on page 88.

Authorized Capital

Riggs. The authorized capital stock of Riggs consists of:

•	50,000,000 shares of common stock, par value $2.50 per share, of which there were 31,799,270 shares issued and outstanding and 3,341,521 shares held in treasury as of February 10, 2005;

•	20,000,000 shares of Class B common stock, par value $2.50 per share, of which there were no shares issued and outstanding or held in treasury as of February 10, 2005; and

•	25,000,000 shares of preferred stock, par value $1.00 per share, of which there were no shares issued and outstanding or held in treasury as of February 10, 2005.

PNC. The authorized capital stock of PNC consists of:

•	800,000,000 shares of common stock, par value $5.00 per share, of which there were 282,882,403 shares issued and outstanding and 69,940,364 shares held in treasury as of February 10, 2005; and

•	20,000,000 shares of preferred stock, par value $1.00 per share, of which there were 388,704 shares issued and outstanding and no shares held in treasury as of February 10, 2005.

•	Information with respect to the relative rights and preferences of PNC common stock and PNC preferred stock is included in the description of PNC Common Stock incorporated herein by reference. See “Where You Can Find More Information” beginning on page 88 and “Incorporated Documents” beginning on page 89. The PNC board may establish and designate additional series of PNC preferred stock and fix and determine the terms thereof by resolution.

Voting Rights

Riggs. At any meetings of stockholders, holders of Riggs common stock are entitled to one vote per share. Except as indicated below, actions and authorizations to be taken or given by stockholders generally require the approval of a majority of the votes cast by holders of Riggs common stock at a meeting at which a quorum is present. Under Delaware corporate law, stockholders of a Delaware corporation do not have cumulative voting rights in the election of directors unless the certificate of incorporation so provides. Riggs’ certificate of incorporation does not provide for cumulative voting. Riggs’ certificate of incorporation provides for Riggs stockholders to have preemptive rights with respect to issuances of stock by the corporation under specified circumstances.

PNC. Each holder of common stock of the corporation has the right to one vote for each share for each share of common stock standing in his name on the books of the corporation. No holder of any class of capital stock is permitted to cumulate his or her vote for the election of directors. PNC’s charter provides that no holder of the corporation’s capital stock will have any preemptive rights with respect to issuances of stock by the corporation.

Board of Directors

Riggs. The board of directors of Riggs has eleven directors. The by-laws of Riggs provides that the number of directors will be not less than five nor more than 25, and will be determined by resolution of the Riggs board of directors. The DGCL permits classification of the board of directors if so provided in the certificate of incorporation, initial by-laws or by-laws adopted by the stockholders. Neither Riggs’ certificate of incorporation nor its by-laws provide for a classified board. Directors may act by written consent in lieu of a meeting.

The Riggs by-laws provide that no person shall be eligible to become a director after he has attained age sixty-five; and, no person, who at the time he was first elected to be a director was a principal officer or official of the organization with which he is affiliated on a full-time basis, will be eligible to be re-elected after he ceases to be a principal officer or official of such organization; provided, however, that any person who was first elected or appointed to the Board at or prior to the April 15, 1987 meeting of stockholders shall be eligible to become a director until he has attained the age of seventy-two. The Chairman of the Board, at his discretion, may waive the foregoing age or organization requirements.

Under the DGCL, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then outstanding, with exceptions and qualification not currently applicable to Riggs. The Riggs by-laws provided that the directors remaining in office, even if less than a quorum, may fill any vacancies or newly created directorships on the board.

PNC. The board of directors of PNC has 16 directors. Although Pennsylvania law permits a corporation to adopt a classified board, PNC has not done so. The by-laws of PNC provides that the number of directors will be not less than five nor more than 36. Vacancies in the board, including vacancies resulting from an increase in the number of directors, may be filled by a majority of the remaining directors though less than a quorum. Directors may act by written consent in lieu of a meeting.

The PBCL provides that any director, or all of them, may be removed by a vote of shareholders entitled to elect directors. Shareholder removal of directors is restricted if the board of directors is classified, if shareholders vote cumulatively when electing directors, or if the by-laws contain provisions addressing shareholder removal of directors, but none of these restrictions applies to PNC. Directors may remove a fellow director if he or she has been judicially declared of unsound mind, has been convicted of an offense punishable by imprisonment for more than one year or has failed to accept the office, or upon any other proper cause that the by-laws may specify. A court may remove a director upon application in a derivative suit in case of fraudulent or dishonest acts, gross abuse of authority or discretion, or for any other proper cause. PNC’s by-laws provide that following their election by shareholders, directors will hold office until the next succeeding annual meeting and until their successors will have been elected and qualified.

Shareholder Action

Riggs. Special meetings of the stockholders may be called, at any time, by the Riggs board of directors or the chairman of the board, and must be called if requested in writing by the holders of at least twenty percent of the shares of capital stock of Riggs issued and outstanding and entitled to vote. At all stockholder meetings, stockholders owning a majority of the outstanding shares of capital stock entitled to vote constitute a quorum for the transaction of business, but less than a quorum will have the power to adjourn the meeting from time to time until a quorum is present or represented.

The DGCL provides that, unless otherwise provided in a Delaware corporation’s certificate of incorporation (Riggs’ certificate is silent on this issue), any action required or permitted to be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote if a written consent setting forth the action to be taken is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were presented and vote.

PNC. Special meetings of the shareholders may be called, at any time, only by the board of directors, the chairman of the board, the president or a vice chairman of the board. While the PBCL provides generally that in addition to the foregoing persons, a group of shareholders entitled to cast at least 20% of the votes that all shareholders are entitled to cast at the particular meeting may call a special meeting, this provision does not apply to, among others, corporations, such as PNC, that are registered under the Exchange Act. Since PNC is registered under the Exchange Act, shareholders of PNC are not entitled to call a special meeting. Only business brought before the meeting (i) pursuant to PNC’s notice of such meeting, (ii) by the presiding officer or (iii) at the direction of a majority of the board, may be conducted at such special meeting of shareholders.

A nomination for the election of a director or a proposal for action at an annual meeting may be made by a shareholder only if written notice of such nomination or proposal has been received by the Secretary of PNC not later than 90 days prior to such annual meeting (unless another date is specified in the proxy materials distributed to shareholders), or, if the annual meeting is to be held on a date other than the fourth Tuesday in April, the close of business on the tenth day following the first public disclosure of the date of such meeting. Any such nomination for the election of a director or a proposal for action at an annual meeting will conform to the requirements set out in PNC’s by-laws that are applicable to such nominations or proposals.

Under the PBCL, any action required or permitted to be taken at a meeting of the shareholders of PNC may be taken without a meeting only if written consents are obtained from all shareholders who would be entitled to vote at a meeting for such purpose. The presence, in person or by proxy, of shareholders entitled to cast at least a majority of the votes which all shareholders will be entitled to cast on the particular matter will constitute a quorum for the purpose of considering such matter.

Committees of the Board of Directors

Riggs. Both the DGCL and the by-laws of Riggs permit the Riggs board of directors to designate such committees of the board as the board may deem advisable.

PNC. The by-laws of PNC designate the following standing committees, in addition to such other committees as the board may deem advisable:

•	an executive committee;

•	an audit committee;

•	a nominating and governance committee;

•	a personnel and compensation committee;

•	a credit committee; and

•	a finance committee.

Officers

Riggs. The by-laws of Riggs provide that the corporation’s officers include a chairman of the board, a president, a treasurer and a secretary, and permits a senior chairman of the board, as well as one or more executive vice chairmen of the board, vice presidents, assistant secretaries and assistant treasurers. The chairman, any senior chairman of the board and the president are required to be members of the Riggs board of directors. The chairman also serves as the chief executive officer of the corporation. Officers hold their office until their respective successors are elected and qualify, or until their death, resignation, retirement or removal. Any officer may be removed, with or without cause, by the affirmative vote of a majority of the board.

PNC. The by-laws of PNC designate the following officers of the corporation: a chairman of the board, a president, one or more vice chairmen, one or more vice presidents of whom one or more may be designated senior executive vice president, executive vice president or senior vice president, a corporate secretary, a treasurer, a controller, a general auditor, and such other officers as the chairman, the president, or the vice chairman may from time to time designate. The board will designate from among the chairman, the president and the vice chairman, one of them to be the chief executive officer. All officers having the rank of senior vice president or higher will be elected by the board and serve at the board’s pleasure.

Approval of Certain Transactions

Riggs. Neither Riggs certificate of incorporation nor its by-laws contain any special requirements relating to mergers, acquisitions or other business combinations, or with respect to transactions with “interested stockholders.” Section 203 of the DGCL prohibits business combinations, including mergers, sales and leases of assets, issuances of securities and similar transactions by a corporation or a subsidiary, with an interested stockholder, which is someone who beneficially owns 15% or more of a corporation’s voting stock, within three years after the person or entity becomes an interested stockholder, unless:

•	the transaction that caused the person to become an interested stockholder was approved by the board of directors of the target prior to the transaction;

•	after the completion of the transaction in which the person becomes an interested stockholder, the interested stockholder holds at least 85% of the voting stock of the corporation not including (a) shares held by persons who are both officers and directors of the issuing corporation and (b) shares held by specified employee benefit plans;

•	after the person becomes an interested stockholder, the business combination is approved by the board of directors and holders of at least 66 2/3% of the outstanding voting stock, excluding shares held by the interested stockholder; or

•	after the person becomes an interested stockholder, the business combination is approved by the board of directors and holders of at least 66 2/3% of the outstanding voting stock, excluding shares held by the interested stockholder.

Neither Riggs’ certificate of incorporation nor by-laws contains an election, as permitted by Delaware law, to be exempt from the requirements of Section 203.

Delaware law allows corporate boards of directors, in some circumstances, to consider the impact of business combination transactions on constituencies (such as employees and the communities in which the corporation does business) in addition to the corporation’s stockholders, which may make it more difficult for a stockholder to challenge the Riggs board’s rejection of, or may facilitate the board’s rejection of, an offer to acquire the corporation.

PNC. Under the PBCL, a plan of merger or consolidation, a plan of share exchange or a plan of transfer of all or substantially all of the assets of a corporation may be adopted if, among other conditions, it receives the affirmative vote of a majority of the votes cast by all shareholders entitled to vote thereon. No shareholder vote is required for a merger where the articles of incorporation of the surviving corporation are identical to those of the corporation being merged, or for a merger of an 80%-owned subsidiary into the parent. In certain circumstances, shareholders may be entitled to dissent from such transactions and obtain fair value in cash for their shares. See “—Rights of Dissenting Shareholders” beginning on page 83. In addition to and aside from shareholder voting rights provided by Pennsylvania law, NYSE rules governing corporations whose stock is listed on the NYSE, such as PNC, require a shareholder vote on a merger if stock being issued in connection therewith possesses voting power equal to at least 20% of the voting power of the common stock outstanding immediately before the merger.

Pennsylvania corporate law permits the board in determining the best interests of the corporation to consider:

•	the interests of the corporation’s shareholders, employees, customers, creditors, suppliers and communities in which it is located;

•	the long-term and short-term interests of the corporation, including the possibility that these interests may be best served by its continued independence;

•	the resources, intent and conduct (past, present and potential) of any person seeking to acquire control; and

•	all other pertinent factors.

These provisions may make it more difficult for a shareholder to challenge the PNC board’s rejection of, or may facilitate the board’s rejection of, an offer to acquire the corporation.

In its by-laws, PNC has expressly opted out of the protection of Subchapter G of Chapter 25 of the PBCL, which would otherwise enable existing shareholders of PNC in certain circumstances to block the voting rights of an acquiring person who makes or proposes to make a control-share acquisition. PNC has also opted out of the protection of Subchapter H of Chapter 25 of the PBCL, which would otherwise enable PNC to recover certain payments made to shareholders who have evidenced an intent to acquire control of PNC. However, PNC remains subject to certain other provisions of Pennsylvania law that may have the effect of discouraging a takeover of PNC. First, persons who, through a “control transaction,” acquire the right to cast at least 20% of the votes required for an election of directors, become subject to the obligation to pay objecting shareholders fair value for their shares. Second, business combinations with a 20%-plus shareholder are subject to heightened voting and approval requirements. None of these Pennsylvania laws applies to the merger.

Rights of Dissenting Shareholders

Riggs. Under Delaware law, stockholders of Riggs generally have the right to dissent from a merger or consolidation in which the corporation is participating or a sale of all or substantially all of the assets of the corporation, subject to specified procedural requirements. The DGCL does not confer appraisal rights, however, if the corporation’s stock is either on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders.

Even if a corporation’s stock meets the foregoing requirements, however, the DGCL provides that appraisal rights generally will be permitted if stockholders of the corporation are required to accept for their stock in any merger, consolidation or similar transaction anything other than:

•	shares of the corporation surviving or resulting from the transaction, or depository receipts representing shares of the surviving or resulting corporation, or those shares or depository receipts plus cash in lieu of fractional interests;

•	shares of any other corporation, or depository receipts representing shares of the other corporation, or those shares or depository receipts plus cash in lieu of fractional interests, unless those shares or depository receipts are listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders; or

•	any combination of the foregoing.

PNC. Under the PBCL, certain corporate actions trigger a shareholder’s right to dissent from that action and obtain payment of the fair value of his shares. However, no dissenters’ rights are available for shareholders of a corporation listed on a national securities exchange, or the shares of which are held of record by more than 2,000 shareholders, except in very limited circumstances. In addition, the PBCL provides for certain quasi-appraisal rights, under particular circumstances, upon specified acquisitions of 20% or more of a corporation’s voting power. Because PNC common stock is listed on the NYSE and PNC has more than 2,000 shareholders, dissenters’ rights that would otherwise be provided under Pennsylvania law are generally not available to holders of PNC common stock.

Amendment of Governing Documents

Riggs. The by-laws of Riggs may be amended or adopted by the Riggs board of directors at any regular or special meeting of the board called for that purpose. Under Delaware law, stockholders retain the right to amend or adopt by-laws.

PNC. Under the PBCL, an amendment to PNC’s charter can be proposed by adoption of a resolution by the PNC board. While the PBCL provides generally that an amendment to a corporation’s articles of incorporation can be proposed also by a petition of shareholders entitled to cast at least 10% of the votes that all shareholders are entitled to cast thereon, Pennsylvania law eliminates that right in the case of a corporation, such as PNC, that is registered under the Exchange Act. An amendment must be submitted to a vote and be approved by a majority of the shareholders entitled to vote thereon and, if any class or series of shares is entitled to vote thereon as a class, the affirmative vote of a majority of the votes cast in each such class vote, except for amendments on matters specified in Section 1914(c) of the PBCL that do not require shareholder approval. Amendments affecting the relative rights and preferences of shares are subject to special restrictions. Amendments of PNC’s charter that materially affect the rights of the holders of shares of Series G Preferred Stock, which would be issued under certain circumstances pursuant to the shareholders rights plan discussed below, require the consent of two-thirds of such holders, voting together as a single class.

PNC’s by-laws may be altered, amended, added to or repealed by a vote of a majority of the PNC board at any regular meeting of the PNC board or at any special meeting of the PNC board called for that purpose. However, PNC’s charter provides that the authority to make, amend and repeal by-laws, while vested in the PNC board, is subject to the power of the shareholders to change such action. Moreover, the PNC board may not adopt or change a by-law on certain subjects committed expressly to the shareholders by Section 1504(b) of the PBCL.

Charitable Contributions

Riggs. Riggs’ by-laws have no provisions with respect to charitable contributions.

PNC. The by-laws of PNC expressly permit it to authorize charitable contributions that the board of directors deems conducive to the public welfare.

Shareholders Rights Plan

Riggs. While generally permissible under Delaware law, Riggs has not adopted a shareholder rights plan.

PNC. PNC has a shareholder rights agreement that could discourage unwanted or hostile takeover attempts that are not approved by PNC’s board. The rights plan allows holders of PNC common stock to purchase shares in either PNC or an acquirer at a discount to market value in response to specified takeover events that are not approved in advance by PNC’s board. The rights plan is expected to continue in effect after the merger as the rights plan of the combined company.

The Rights. On May 15, 2000, PNC’s board declared a dividend of one preferred share purchase right for each PNC common share outstanding. The rights currently trade with, and are inseparable from, the common stock.

Exercise Price. Each right allows its holder to purchase from PNC one one-thousandth of a share of PNC Series G Junior Participating Preferred Stock for $180. This portion of a preferred share will give the shareholder approximately the same dividend, voting, and liquidation rights as would one share of common stock.

Exercisability. The purchase rights are not exercisable immediately. The purchase rights only become exercisable:

•	10 days after the public announcement that a person or group has become an “Acquiring Person” by obtaining beneficial ownership of 10% or more of the outstanding PNC common stock, or, if earlier,

•	10 business days (or a later date determined by the PNC board of directors before any person or group becomes an Acquiring Person) after a person or group begins a tender or exchange offer which, if completed, would result in that person or group becoming an Acquiring Person.

The date when the purchase rights become exercisable is referred to as the “Distribution Date.” Until that date, the common stock certificates that represent shares of common stock will also evidence the purchase rights, and any transfer of shares of PNC common stock will also constitute a transfer of the purchase rights. After that date, the purchase rights would separate from the common stock and be evidenced by rights certificates that PNC would mail to all eligible holders of common stock. Any purchase rights held by an Acquiring Person would be void and could not be exercised.

Consequences of a Person or Group Becoming an Acquiring Person. Once a person or group becomes an Acquiring Person, the purchase rights have certain “flip-in” and “flip-over” features:

•	Flip-In. If a person or group becomes an Acquiring Person, all holders of purchase rights except the Acquiring Person may, for $180 per right, purchase shares of PNC common stock (or equivalent preferred stock) with a market value of $360, based on the market price of the common stock prior to the acquisition.

•	Flip-Over. If PNC is later acquired in a merger or similar transaction after the Distribution Date, all holders of purchase rights except the Acquiring Person may, for $180 per right, purchase shares of the acquiring corporation with a market value of $360, based on the market price of the acquiring corporation’s stock prior to such merger.

Preferred Share Provisions. Each one one-thousandth of a preferred share, if issued:

•	will not be redeemable;

•	will entitle holders to quarterly dividend payments of $0.0001, or an amount equal to the dividend paid on one share of common stock, whichever is greater;

•	will entitle holders upon liquidation either to receive $0.001, or an amount equal to the payment made on one share of common stock, whichever is greater;

•	will have the same voting power as one share of common stock; and

•	if shares of PNC common stock are exchanged via merger, consolidation, or a similar transaction, will entitle holders to a payment equal to the payment made on one share of common stock.

The value of one one-thousandth of a Preferred Share should approximate the value of one share of common stock.

Redemption. The PNC board of directors may redeem the purchase rights for $0.01 per right at any time before any person or group becomes an Acquiring Person. If the PNC board redeems any rights, it must redeem all of the rights. Once the purchase rights are redeemed, the only right of the holders of rights will be to receive the redemption price of $0.01 per right. The redemption price will be adjusted if PNC has a stock split or pays stock dividends on its common stock.

Exchange. After a person or group becomes an Acquiring Person, but before an Acquiring Person owns 50% or more of the outstanding PNC common stock, the PNC board may extinguish the purchase rights by exchanging one share of common stock (or equivalent preferred stock) for each right, other than rights held by the Acquiring Person.

Anti-Dilution Provisions. The PNC board of directors may adjust the purchase price of the preferred shares, the number of preferred shares issuable and the number of outstanding purchase rights to prevent dilution that may occur from a stock dividend, a stock split or a reclassification of the preferred shares or common stock. Adjustments to the purchase price of less than 1% will be deferred until the earlier of three years after the transaction requiring the adjustment or the date the right to exercise the rights expires.

Amendments. The terms of the rights agreement may be amended by the PNC board of directors without the consent of the holders of the purchase rights. After a person or group becomes an Acquiring Person, the PNC board may not amend the agreement in a way that adversely affects holders of the rights.

Expiration. Unless otherwise terminated prior to that time by the PNC board of directors in accordance with the terms of the rights agreement, the purchase rights will expire on May 25, 2010.

The rights will not prevent a takeover of PNC. However, the rights may cause a substantial dilution to a person or group that acquires 10% or more of PNC common stock unless PNC’s board first terminates the rights.

The complete terms of the rights are contained in the Shareholder Rights Agreement. The foregoing description of the rights and the rights agreement is qualified in its entirety by reference to the agreement. A copy of the rights agreement can be obtained upon written request to PNC at the address set forth under the heading “Where You Can Find More Information.”

Commission Position on Indemnification

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

EXPERTS

The consolidated financial statements and management’s report on the effectiveness of internal control over financial reporting incorporated in this proxy statement/prospectus by reference from PNC’s Annual Report on Form 10-K for the year ended December 31, 2004, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Riggs National Corporation and subsidiaries (the “Company”) as of December 31, 2004 and 2003, and for each of the years in the three-year period ended December 31, 2004, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.

The audit report on management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting as of December 31, 2004, expresses an opinion that the Company did not maintain effective internal control over financial reporting as of December 31, 2004 because of the effect of material weaknesses on the achievement of the objectives of the control criteria and contains explanatory paragraphs that state that as of December 31, 2004 material weaknesses existed in the Company’s internal control environment, its internal control monitoring function, its regulatory compliance function, and processes and activities associated with accounting for deferred tax asset valuation allowances. The material weaknesses are as follows:

Control Environment and Internal Control Monitoring Function

•	During 2004, the Company experienced high levels of employee turnover in key management and staff positions, including certain positions supporting financial reporting roles, and had limited ability to appropriately address deficiencies in personnel in a timely manner. This turnover resulted in a lack of appropriate management supervision as of December 31, 2004 of employees fulfilling key functions in internal control over financial reporting;

•	As of December 31, 2004, the Company did not employ accounting personnel possessing an appropriate level of technical expertise in key roles related to internal control over financial reporting. Specifically, the Company’s accounting function did not employ personnel with adequate expertise related to accounting for and reporting of the Company’s non-routine transactions; and

•	As of December 31, 2004, the Company’s internal audit program was not sufficient to provide management a basis to assess the quality of the Company’s internal control performance over time. Accordingly, the monitoring component of the Company’s internal control over financial reporting was not effective. Internal control monitoring involves assessing the design and operation of internal control on a timely basis and taking necessary corrective actions.

Regulatory Compliance Function

•	The Company’s regulatory compliance policies and procedures in place at December 31, 2004 had not been in operation for a sufficient period of time to demonstrate operating effectiveness as of that date. Accordingly, as of December 31, 2004, under the provisions of PCAOB Standard No. 2, the Company’s regulatory compliance function was ineffective, insofar as it relates to those aspects of regulatory compliance in which associated violations of laws and regulations could have a material effect on the reliability of the Company’s financial reporting.

The Company’s regulatory compliance policies and procedures are intended to ensure that instances of non-compliance with the relevant provisions of applicable regulations are reflected in the Company’s financial information on a timely basis. During 2004, the Company identified instances of non-compliance with the provisions of the Bank Secrecy Act (BSA). These instances of non-compliance with the rules and regulations of the BSA resulted in the Company entering into a Consent Order of Civil Money Penalty with the Office of the Comptroller of the Currency and a Consent to the Assessment of Civil Money Penalty with the Financial Crimes Enforcement Network, and paying a civil money penalty.

Processes and Activities Associated with Accounting for Deferred Tax Asset Valuation Allowances

•	As of December 31, 2004, a material weakness existed in the Company’s processes and activities related to the determination of valuation allowances of deferred tax assets. Specifically, as of December 31, 2004, the Company did not maintain adequate documentation and lacked an adequate review process to ensure the reasonableness of assumptions underlying determinations regarding the recoverability of recorded deferred tax assets.

LEGAL MATTERS

Certain legal matters with respect to the validity of the PNC common stock to be issued pursuant to the merger will be passed upon for PNC by Thomas R. Moore, Senior Counsel and Corporate Secretary to PNC. Mr. Moore is a participant in PNC’s stock option plan and various other employee benefit plans offered to employees of PNC, and owns less than 1% of the outstanding shares of PNC. Certain legal matters with respect to the federal income tax consequences of the merger will be passed upon for PNC by Wachtell, Lipton, Rosen & Katz, PNC’s outside legal counsel. Certain legal matters with respect to the federal income tax consequences of the merger will be passed upon for Riggs by Sullivan & Cromwell LLP, Riggs’ outside legal counsel.

SUBMISSION OF FUTURE STOCKHOLDER PROPOSALS

Riggs does not currently expect to hold a 2005 annual meeting of stockholders because Riggs will not be a separate public company if the merger has been completed by that time. If the merger is not completed and such a meeting is held, stockholders who intend to present any proposals at the 2005 annual meeting must submit the written text of the proposal to Riggs a reasonable time before Riggs begins to print and mail its proxy materials. If Riggs sets a date for the 2005 annual meeting, Riggs will so notify stockholders in accordance with applicable legal requirements.

WHERE YOU CAN FIND MORE INFORMATION

PNC and Riggs file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that the companies file at the SEC’s public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. PNC and Riggs public filings are also available to the public from commercial document retrieval services and at the World Wide Web site maintained by the SEC at “http://www.sec.gov.”

INCORPORATED DOCUMENTS

PNC has filed a registration statement on Form S-4 to register with the SEC the shares of PNC common stock to be issued to Riggs stockholders in the merger. This proxy statement/ prospectus is a part of that registration statement and constitutes a prospectus of PNC and a proxy statement of Riggs for the Riggs special meeting.

As allowed by SEC rules, this proxy statement/prospectus does not contain all the information that shareholders can find in the registration statement or the exhibits to the registration statement.

The SEC allows PNC and Riggs to “incorporate by reference” information into this proxy statement/prospectus, which means that the companies can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this proxy statement/prospectus, except for any information superseded by information contained directly in the proxy statement/prospectus. This proxy statement/prospectus incorporates by reference the documents set forth below that PNC and Riggs have previously filed with the SEC (other than the portions of those documents not deemed to be filed, including without limitation filings under Items 2.02 and 7.01 of Form 8-K). These documents contain important information about the companies.

Riggs SEC Filings (File No. 000-16931)	Period
Annual Report on Form 10-K	For the year ended December 31, 2004.
Current Reports on Form 8-K	Dated January 27; February 7; February 10; February 25; March 3; March 11; March 15; and March 23, 2005.
The description of Riggs common stock set forth in the registration statement on Form 8-A filed pursuant to Section 12 of the Exchange Act, including any amendment or report filed with the SEC for the purpose of updating this description.

PNC SEC Filings (File No. 001-09718)	Period
Annual Report on Form 10-K	For the year ended December 31, 2004.
Current Reports on Form 8-K	Dated February 10; February 15; and March 10, 2005.
The description of PNC common stock set forth in the registration statement on Form 8-A filed pursuant to Section 12 of the Exchange Act, including any amendment or report filed with the SEC for the purpose of updating this description.

The description of the rights agreement, contained in a registration statement on Form 8-A filed pursuant to Section 12 of the Exchange Act, including any amendment or report filed with the SEC for the purpose of updating this description.

PNC and Riggs incorporate by reference additional documents that either company may file with the SEC between the date of this proxy statement/prospectus and the date of the special meeting (other than the portions of those documents not deemed to be filed, including without limitation filings under Items 2.02 and 7.01 of Form 8-K). These include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

Riggs has supplied all information contained or incorporated by reference in this proxy statement/prospectus relating to Riggs, and PNC has supplied all such information relating to PNC.

You may obtain any of the documents incorporated by reference through Riggs or PNC, as the case may be, or the SEC or the SEC’s Internet World Wide Web site, as described above. Documents incorporated by reference are available from the companies without charge, excluding all exhibits unless specifically incorporated by reference as an exhibit to this proxy statement/prospectus. Stockholders of Riggs or PNC may obtain documents incorporated by reference in this proxy statement/prospectus by requesting them in writing or by telephone from the appropriate company at the following addresses:

Riggs National Corporation 800 17th Street, N.W. Washington, D.C. 20005 Attention: Corporate Secretary (202) 835-4309	The PNC Financial Services Group, Inc. One PNC Plaza 249 Fifth Avenue Pittsburgh, Pennsylvania 15222-2707 Attention: Shareholder Services (800) 982-7652

If you would like to request documents from either company, please do so by [•] 2005 to receive them before the Riggs special meeting of stockholders. If you request any incorporated documents from us, we will mail them to you promptly by first-class mail, or similar means.

You should rely only on the information contained or incorporated by reference in this proxy statement/prospectus to vote your shares at the Riggs special meeting. PNC and Riggs have not authorized anyone to provide you with information that is different from what is contained in this proxy statement/prospectus. This proxy statement/prospectus is dated [*], 2005. You should not assume that the information contained in the proxy statement/prospectus is accurate as of any date other than that date, and neither the mailing of this proxy statement/prospectus to the Riggs stockholder nor the issuance of PNC’s securities in the merger will create any implication to the contrary.

This proxy statement/prospectus contains a description of representations and warranties made in the merger agreement. Representations and warranties are also set forth in contracts and other documents, including the merger agreement, that are attached or filed as exhibits to this proxy statement/prospectus or are incorporated by reference into this document. These representations and warranties were made only for purposes of such contracts or other documents and solely for the benefit of the parties to such contracts or other documents as of specific dates, may be subject to important limitations and qualifications agreed to by the contracting parties (including PNC and Riggs), and may not be complete. Furthermore, these representations and warranties may have been made for the purposes of allocating contractual risk between the parties to such contract or other document instead of establishing these matters as facts, and may or may not have been accurate as of any specific date and do not purport to be accurate as of the date of this proxy statement/prospectus. Accordingly, you should not rely upon the descriptions of representations and warranties contained in this proxy statement/prospectus or the actual representations and warranties contained in such contracts and other documents, including the merger agreement, as statements of factual information.

ANNEX A

AMENDED AND RESTATED

AGREEMENT AND PLAN OF MERGER

dated as of February 10, 2005

between

THE PNC FINANCIAL SERVICES GROUP, INC.

and

RIGGS NATIONAL CORPORATION

A-i

A-ii

INDEX OF DEFINED TERMS

Term	Location of Definition
Acquisition Proposal	5.6
Affiliate	8.8
Benefit Plans	4.3(m)(1)
PNC	Preamble
PNC State Law	1.1(b)
PNC Benefit Plans	5.12(a)
PNC Common Stock	Recital A
PNC Meeting	5.2(a)
PNC Preferred	Recital A
PNC Preferred Stock	Recital A
PNC Rights Agreement	Recital A
PNC Stockholder Rights	Recital A
Cash Election Shares	2.1(d)
Certificate of Merger	1.4(a)
Closing	1.5
Closing Date	1.5
Company	Preamble
Company Bank	5.11(a)
Company Benefit Plans	5.12(a)
Company Common Stock	Recital B
Company Insiders	5.15
Company Meeting	5.2(a)
Company Option	5.10(a)
Company Options	5.10(a)
Company Section 16 Information	5.15
Confidentiality Agreement	5.5(c)
Converted Cash Election Share	2.1(e)(1)(C)
Converted Stock Election Share	2.1(e)(2)(B)
DGCL	1.1(b)
Disclosure Schedule	4.1
Effective Time	1.4(a)
Election	2.1(d)
Election Deadline	2.3(b)
Election Form	2.1(d)
Employees	4.3(m)(1)
Environmental Laws	4.3(o)
ERISA	4.3(m)(1)
ERISA Affiliate	4.3(m)(3)
ERISA Plans	4.3(m)(2)
Exception Shares	2.1(c)
Exchange Act	4.3(c)(1)
Exchange Agent	2.1(d)
Exchange Ratio	2.1(a)
Governing Documents	3.1(h)
Governmental Entity	4.3(f)(1)
Indemnified Liabilities	5.11(a)
Indemnified Party	5.11(a)
Insurance Amount	5.11(b)

A-iii

Term	Location of Definition
Internal Revenue Code	Recital C
IRS	4.3(m)(2)
Proxy Statement/Prospectus	5.3(a)
Liens	4.3(c)(1)
Material Adverse Effect	4.2(b)
Measurement Price	2.2
Merger	1.1(a)
Multiemployer Plan	4.3(m)(2)
New Certificate	2.3(a)
New Option	5.10(a)
New Shares	2.3(a)
No-Election Shares	2.1(d)
NYSE	2.2
Old Certificate	2.1(c)
Old Share	2.1(c)
Pension Plan	4.3(m)(2)
Per Share Cash Consideration	2.1(a)(2)
Per Share Stock Consideration	2.1(a)(1)
Person	2.3(b)
Plan	Preamble
Previously Disclosed	3.1
Registration Statement	5.3(a)
Regulatory Approvals	4.3(f)(2)
Regulatory Authorities	4.3(i)(1)
Regulatory Filings	4.3(g)(1)
Representatives	5.6
Rights	4.3(b)(3)
Securities Act	4.3(g)(1)
Significant Subsidiary	4.3(c)(1)
Stock Election Shares	2.1(d)
Stock Selected No-Election Share	2.1(e)(1)(B)
Subsidiary	8.8
Superior Proposal	5.6
Surviving Corporation	1.1(a)
Takeover Laws	4.3(t)
Takeover Provisions	4.3(t)
Tax	4.3(p)(2)
Tax Returns	4.3(p)(1)
Taxes	4.3(p)(2)
Termination Date	7.2(b)

A-iv

AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER, dated as of February 10, 2005, (this “Plan”), between The PNC Financial Services Group, Inc. (“PNC”) and Riggs National Corporation (“Company”). This Plan shall be considered for all purposes an amendment of the Original Plan in its entirety and the provisions of this Plan shall supersede the provisions of the Original Plan in all respects.

RECITALS

A. Amendment and Restatement. PNC and the Company are parties to an Agreement and Plan of Merger, dated as of July 16, 2004 (the “Original Plan”), which the parties desire to amend and restate in its entirety in accordance with the terms of this Plan and the provisions of this Plan shall supersede the provisions of the Original Plan in all respects.

B. PNC. PNC is a Pennsylvania corporation with its principal executive offices located in Pittsburgh, Pennsylvania. As of the date hereof, PNC has (i) 800,000,000 authorized shares of common stock, par value $5.00 per share (“PNC Common Stock”), of which not more than 282,880,197 shares are outstanding, together with the rights (“PNC Stockholder Rights”) issued pursuant to the Rights Agreement, dated as of May 15, 2000, as amended, between PNC and Computershare Investor Services, LLC, as Rights Agent (“PNC Rights Agreement”); and (ii) 20,000,000 authorized shares of preferred stock, par value $1.00 per share (“PNC Preferred Stock”), of which 98,583 shares have been designated as $1.80 Cumulative Convertible Preferred Stock—Series A (“PNC Series A Preferred Stock”), of which 8,275 shares are outstanding, 38,542 shares have been designated as $1.80 Cumulative Convertible Preferred Stock—Series B (“PNC Series B Preferred Stock”), of which 2,128 shares are outstanding, 1,433,935 shares have been designated as $1.60 Cumulative Convertible Preferred Stock-Series C (“PNC Series C Preferred Stock”), of which 162,125 shares are outstanding, 1,766,140 shares have been designated as $1.80 Cumulative Convertible Preferred Stock-Series D (“PNC Series D Preferred Stock”), of which 218,337 shares are outstanding, 338,100 shares have been designated as $2.60 Cumulative Nonvoting Preferred Stock, Series E (“PNC Series E Preferred Stock”), of which no shares are outstanding, 6,000 shares have been designated as Fixed/Adjustable Rate Noncumulative Preferred Stock, Series F (“PNC Series F Preferred Stock”), of which no shares are outstanding, and 450,000 shares have been designated as Series G Junior Participating Preferred Share Purchase Rights (“PNC Series G Preferred Stock”).

C. Company. The Company is a Delaware corporation with its principal executive offices located in Washington, DC. As of the date hereof, the Company has (i) 50,000,000 authorized shares of common stock, par value $2.50 per share (“Company Common Stock”), of which not more than 31,799,270 shares are outstanding, (ii) 20,000,000 authorized shares of Class B common stock, par value $2.50 per share, of which no shares are outstanding and (iii) 25,000,000 authorized shares of preferred stock, par value $1.00 per share, of which no shares are outstanding.

D. Intention of the Parties. Each of the parties to this Plan intends that the Merger (as hereinafter defined) shall qualify as a reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”) and that this Plan shall constitute a “plan of reorganization” for purposes of Sections 354 and 361 of the Internal Revenue Code.

E. Approvals. The board of directors of each of PNC and the Company has (1) determined that this Plan and the transactions contemplated hereby are advisable and in the best interests of PNC and the Company, respectively, and in the best interests of their respective stockholders, (2) determined that this Plan and the transactions contemplated hereby are consistent with, and in furtherance of, its respective business strategies and (3) authorized and approved this Plan.

F. Voting Agreement. In connection with the execution of the Original Plan, a certain stockholder of the Company entered into a Voting Agreement with PNC which is attached hereto as Exhibit A, pursuant to which, among other things, such stockholder agreed to vote certain of his shares of Company Common Stock in favor of the Original Plan and the transactions contemplated thereby. As a condition and inducement to PNC’s willingness to enter into this Plan, such stockholder has sent PNC a letter confirming that such Voting Agreement shall be applicable to this Plan.

NOW, THEREFORE, in consideration of their mutual promises and obligations, the parties hereto amend and restate the Original Plan in its entirety as follows:

ARTICLE I

The Merger

1.1 The Merger. (a) Subject to the terms and conditions of this Plan, at the Effective Time (as hereinafter defined), the Company shall merge with and into PNC (the “Merger”), and the separate corporate existence of the Company shall thereupon cease. PNC shall be the surviving corporation in the Merger (hereinafter sometimes referred to as the “Surviving Corporation”) and shall continue to be governed by the laws of the State of Pennsylvania.

(b) The Merger shall have the effects specified in this Plan, the Delaware General Corporation Law (the “DGCL”) and the Business Corporation Law of the Commonwealth of Pennsylvania (the “PBCL”).

(c) At the Effective Time, the Articles of Incorporation of PNC, as then in effect, shall be the certificate of incorporation of the Surviving Corporation and the By-laws of PNC, as then in effect, shall be the By-laws of the Surviving Corporation.

(d) The name of the Surviving Corporation shall be the name of PNC.

1.2 Effective Time. (a) Subject to the terms and conditions of this Plan, on or before the Closing Date, the parties shall execute, and PNC will cause to be filed with the Department of State of the Commonwealth of Pennsylvania, articles of merger as provided in Sections 1926 and 1927 of the PBCL (the “Certificate of Merger”), and PNC will cause a certificate of merger to be filed with the Office of the Secretary of State of the State of Delaware as provided in Section 252 of the DGCL. The Merger shall become effective at such time as the Certificate of Merger has been filed, or at such other time as may be specified therein. The date and time at which the Merger becomes effective is herein referred to as the “Effective Time”.

(b) PNC and the Company will each cause the Effective Time to occur not later than the third business day following the satisfaction or waiver of the last of the conditions specified in Sections 6.1(a), (b), (c), (e) and (f) of this Plan. Notwithstanding anything to the contrary in this Section 1.2(b), PNC and the Company may cause the Effective Time to occur on such earlier or later day following the satisfaction or waiver of such conditions as they may agree, consistent with the provisions of the DGCL and the PBCL.

1.3 Closing. The closing of the Merger (the “Closing”) shall take place at such time and place as PNC and the Company shall agree, on the date when the Effective Time is to occur (the “Closing Date”).

1.4 Bank Transfer. PNC and the Company shall take all action necessary and appropriate to cause Riggs Bank N.A. (“Company Bank”) to transfer to PNC Bank, National Association (“PNC Bank”) substantially all of its assets and liabilities and for PNC Bank to receive and assume all such assets and liabilities immediately after the Merger (the “Bank Transfer”). In connection therewith, the transferred assets and liabilities shall be converted to the operating systems of PNC Bank.

ARTICLE II

Conversion or Cancellation of Shares

2.1 Conversion or Cancellation of Shares. At the Effective Time, by virtue of the Merger and without any action on the part of any stockholder:

(a) Company Common Stock. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time, other than Exception Shares and Dissenting Shares (each as hereinafter defined), shall be converted into the right to receive, at the election of each holder thereof, but subject to the election and allocation procedures of Sections 2.1(d) and (e), the other provisions of this Section 2.1 and possible adjustment as set forth in Section 2.4, either:

(1) that number of shares of PNC Common Stock equal to the Exchange Ratio (as defined in Section 2.1(b)) (the “Per Share Stock Consideration”), or

(2) an amount in cash, without interest, equal to the Per Share Amount (the “Per Share Cash Consideration” and, together with the Per Share Stock Consideration, the “Consideration”).

(b) Certain Definitions. For purposes of this Agreement, the following terms shall have the following meanings:

(1) “Aggregate Cash Amount” means, subject to Section 2.1(e), 45% of the product of (x) the Aggregate Company Share Amount (as hereinafter defined) less the number of Exception Shares cancelled pursuant to Section 2.1(d) hereof (but excluding from such reduction the 3,341,521 treasury shares as of the date hereof) and (y) $20.00, rounded to the nearest whole cent; provided, however, that if, at the Effective Time, the aggregate number of shares of Company Common Stock issuable upon exercise of then outstanding Company Options (as defined under Section 5.10(a)) exceeds the difference between (A) 3,169,314 less (B) the aggregate number of shares of Company Common Stock issued upon exercise of Company Options after the date hereof and prior to the Effective Time (such excess being referred to herein as the “Excess Option Shares”), then the “Aggregate Cash Amount” shall be reduced by the product of (A) the Excess Option Shares and (B) an amount equal to the excess of $20.00 over the weighted average exercise price of the options related to the Excess Option Shares at the Effective Time, in each case rounded to the nearest whole cent.

(2) “Aggregate Company Share Amount” shall equal 31,799,270 shares of Company Common Stock; provided, however, that the Aggregate Company Share Amount shall be increased by virtue of the issuance of any shares of Company Common Stock upon (i) the exercise from and after the date hereof and prior to the Effective Time of Company Options outstanding on the date hereof, (ii) the funding of the trust under the Company Amended and Restated Deferred Compensation Plan, in each case, after February 9, 2005 and prior to the Effective Time, (iii) the distribution of interests under the Riggs National Corporation and Riggs Bank N.A. Deferred Compensation Plan for Directors in accordance with the terms of such plan and (iv) the vesting of deferred share awards or performance share awards under the Riggs National Corporation 2002 Long-Term Incentive Plan (including by reason of Section 5.12(c)) to the extent not outstanding on the date hereof.

(3) “Aggregate PNC Share Amount” shall, subject to Section 2.1(e), be equal to 6,408,790 shares of PNC Common Stock; provided, however, that the “Aggregate PNC Share Amount” shall be (x) increased by virtue of the issuance of any shares of Company Common Stock upon (i) the exercise from and after the date hereof and prior to the Effective Time of Company Stock Options outstanding on the date hereof, (ii) the funding of the trust under the Company Amended and Restated Deferred Compensation Plan, in each case, after February 9, 2005 and prior to the Effective Time, (iii) the distribution of interests under the Riggs National Corporation and Riggs Bank N.A. Deferred Compensation Plan for Directors in accordance with the terms of such plan or (iv) the vesting of deferred share awards or performance share awards under the Riggs National Corporation 2002 Long-Term Incentive Plan (including by reason of Section 5.12(c)) to the extent not outstanding on the date hereof and (y) shall be decreased in the event any shares of Company

Common Stock are cancelled pursuant to Section 2.1(d) hereof, other than the 3,341,521 treasury shares as of the date hereof, in each case on a basis of 0.2015 additional shares of PNC Common Stock for each share of Company Common Stock so issued or cancelled.

(4) “Measurement Price” means the average of the daily high and low per share sales prices of PNC Common Stock on the New York Stock Exchange (the “NYSE”), as reported in the New York City edition of The Wall Street Journal or, if not reported therein, in another authoritative source mutually agreed by PNC and the Company, for the five (5) full consecutive NYSE trading days ending on the trading day immediately prior to the Closing Date.

(5) “Closing Transaction Value” means the sum of (A) the Aggregate Cash Amount and (B) the product obtained by multiplying the Aggregate PNC Share Amount by the Measurement Price, rounded to the nearest whole cent.

(6) “Per Share Amount” means the amount obtained by dividing the Closing Transaction Value by the number of Exchangeable Shares, rounded to the nearest whole cent.

(7) “Exchange Ratio” means that fraction of a share of PNC Common Stock as shall be obtained by dividing the Per Share Amount by the Measurement Price, rounded to the nearest one-ten-thousandth.

(8) “Exchangeable Shares” means the aggregate number of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time, rounded to the nearest whole share.

(e) Adjustments to Preserve Tax Treatment.

(i) In the event that the quotient obtained by dividing (x) the product of (i) the Aggregate PNC Share Amount and (ii) the Final PNC Share Value by (y) the sum of (A) the Aggregate Cash Amount, (B) the Other Cash Consideration (as defined below), and (C) the product of (i) the Aggregate PNC Share Amount and (ii) the Final PNC Share Value is less than 0.425, the Aggregate PNC Share Amount shall be increased by the Share Adjustment Amount (as defined in this Section 2.1(e)) and the Aggregate Cash Amount shall be decreased by the product of (x) the Final PNC Share Value and (y) the Share Adjustment Amount. The “Share Adjustment Amount” shall be equal to the quotient obtained by dividing (x) the difference obtained by subtracting (i) the product of (a) the Aggregate PNC Share Amount and (b) the Final PNC Share Value from (ii) the product of (a) 0.425 and (b) the sum of (1) the Aggregate Cash Amount, (2) Other Cash Consideration and (3) the product of the Aggregate PNC Share Amount and the Final PNC Share Value by (y) the Final PNC Share Value.

(ii) In the event that the Aggregate PNC Share Amount and the Aggregate Cash Amount are adjusted as provided for in this Section 2.1(e), all references in this Agreement to the “Aggregate PNC Share Amount” and the “Aggregate Cash Amount” shall refer to the Aggregate PNC Share Amount and the Aggregate Cash Amount as adjusted in this Section 2.1(e).

(iii) For purposes of this Agreement, “Final PNC Share Value” means the arithmetic average of the daily high and low per share sales prices of PNC Common Stock on the NYSE on the Closing Date or if the Closing Date is not a trading day, the trading day prior to the Closing Date; and “Other Cash Consideration” means the sum of (i) the product of the number of Dissenting Shares (except to the extent that the holder of such Dissenting Shares, as of the Closing Date, has effectively withdrawn or lost his right to dissent from the Merger under the DGCL) and the Per Share Cash Consideration and (ii) any other amounts received by a holder of Company stock prior to the Merger, either in a redemption of Company stock or in a distribution with respect to Company stock (but only to the extent such amount is treated as other property or money received in the exchange for purposes of Section 356 of the Internal Revenue Code, or would be so treated if the Company shareholder also had received stock of PNC in exchange for stock owned by the shareholder in the Company).

(c) PNC Common Stock. Each share of PNC Common Stock outstanding immediately prior to the Effective Time shall remain outstanding and shall be unaffected by the Merger.

(d) Cancellation of Old Shares. Each Exception Share shall cease to be outstanding, shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor. Each share of

Company Common Stock issued and outstanding immediately prior to the Effective Time, other than Exception Shares, is hereinafter defined as an “Old Share”. Old Shares shall cease to be outstanding, shall be canceled and retired and shall cease to exist, and each holder of a certificate (an “Old Certificate”) formerly representing Old Shares shall thereafter cease to have any rights with respect to such shares, except the right to receive, without interest, upon exchange of such Old Certificate in accordance with Section 2.3, the Consideration. “Exception Shares” means shares of Company Common Stock owned or held by PNC or by the Company, other than shares owned or held in a bona fide fiduciary or agency capacity or in satisfaction of a debt previously contracted in good faith.

(e) Subject to the allocation procedures set forth in Section 2.1(e), each record holder of Company Common Stock will be entitled (i) to elect to receive shares of PNC Common Stock for all or some of the shares of Company Common Stock (“Stock Election Shares”) held by such record holder, (ii) to elect to receive cash for all or some of the shares of Company Common Stock (“Cash Election Shares”) held by such record holder or (iii) to indicate that such holder makes no such election for all or some of the shares of Company Common Stock (“No-Election Shares”) held by such record holder. All such elections (each, an “Election”) shall be made on a form designed for that purpose and agreed to by PNC and the Company (an “Election Form”). Any shares of Company Common Stock for which the record holder has not, as of the Election Deadline (as defined below), properly submitted to the Exchange Agent a properly completed Election Form will be deemed No-Election Shares. A record holder acting in different capacities or acting on behalf of other persons in any way will be entitled to submit an Election Form for each capacity in which such record holder so acts with respect to each person for which it so acts. The exchange agent (the “Exchange Agent”) will be a bank or trust company in the United States selected by PNC and reasonably acceptable to the Company. In order to make a valid election, the properly completed Election Form must be accompanied by certificates of the shares of Company Common Stock to which such Form of Election relates or by an appropriate customary guarantee of delivery of such certificates, as set forth in such Form of Election, from a member of any registered national securities exchange or a commercial bank or trust company in the United States (provided that such certificates are in fact delivered to the Exchange Agent by the time required in such guarantee of delivery; failure to deliver shares of Company Common Stock covered by such a guarantee of delivery within the time set forth on such guarantee shall be deemed to invalidate any otherwise properly made Election, unless otherwise determined by PNC, in its sole discretion). Notwithstanding anything contained herein to the contrary, each share of Company Common Stock owned by a subsidiary of PNC or by a subsidiary of the Company (in each case, other than those shares held by any such subsidiary in a bona fide fiduciary or agency capacity) shall be converted in the Merger solely into PNC Common Stock.

(f) The allocation among the holders of shares of Company Common Stock of rights to receive the Per Share Stock Consideration or the Per Share Cash Consideration will be made as follows:

(1) Number of Stock Elections Less Than the Stock Conversion Number. If the aggregate number of Stock Election Shares (on the basis of valid Election Forms received as of the Election Deadline) is less than the number obtained by dividing the Aggregate PNC Share Amount by the Exchange Ratio (the “Stock Conversion Number”), then

(A) each Stock Election Share will be, as of the Effective Time, converted into the right to receive the Per Share Stock Consideration,

(B) the Exchange Agent will allocate from among the No-Election Shares, pro rata to the holders of No-Election Shares in accordance with their respective numbers of No-Election Shares, a sufficient number of No-Election Shares so that the sum of such number and the number of Stock Election Shares equals as closely as practicable the Stock Conversion Number, and each such allocated No-Election Share (each, a “Stock-Selected No-Election Share”) will be, as of the Effective Time, converted into the right to receive the Per Share Stock Consideration, provided that if the sum of all No-Election Shares and Stock Election Shares is equal to or less than the Stock Conversion Number, all No-Election Shares will be Stock-Selected No-Election Shares,

(C) if the sum of Stock Election Shares and No-Election Shares is less than the Stock Conversion Number, the Exchange Agent will allocate from among the Cash Election Shares, pro rata to the holders of Cash Election Shares in accordance with their respective numbers of Cash Election Shares, a sufficient number of Cash Election Shares so that the sum of such number, the number of all Stock Election Shares and the number of all No-Election Shares equals as closely as practicable the Stock Conversion Number, and each such allocated Cash Election Share (each, a “Converted Cash Election Share”) will be, as of the Effective Time, converted into the right to receive the Per Share Stock Consideration, and

(D) each No-Election Share and Cash Election Share that is not a Stock-Selected No-Election Share or a Converted Cash Election Share (as the case may be) will be, as of the Effective Time, converted into the right to receive the Per Share Cash Consideration; or

(2) Number of Stock Elections Greater Than the Stock Conversion Number. If the aggregate number of Stock Election Shares (on the basis of valid Election Forms received by the Election Deadline) is greater than the Stock Conversion Number, then

(A) each Cash Election Share and No-Election Share will be, as of the Effective Time, converted into the right to receive the Per Share Cash Consideration,

(B) the Exchange Agent will allocate from among the Stock Election Shares, pro rata to the holders of Stock Election Shares in accordance with their respective numbers of Stock Election Shares, a sufficient number of Stock Election Shares (“Converted Stock Election Shares”) so that the difference of (x) the number of Stock Election Shares less (y) the number of the Converted Stock Election Shares equals as closely as practicable the Stock Conversion Number, and each Converted Stock Election Share will be, as of the Effective Time, converted into the right to receive the Per Share Cash Consideration; provided that if an Election Form designates by stock certificate number the priority in which the Stock Election Shares governed by such Election Form are to be reallocated pursuant to this clause (B), such Stock Election Shares shall be deemed reallocated in accordance with such priority, and

(C) each Stock Election Share that is not a Converted Stock Election Share will be, as of the Effective Time, converted into the right to receive the Per Share Stock Consideration.

(3) Number of Stock Elections is Equal to the Stock Conversion Number. If the aggregate number of Stock Election Shares (on the basis of Election Forms received by the Election Deadline) is equal to the Stock Conversion Number, then

(A) each Stock Election Share will be, as of the Effective Time, converted into the right to receive the Per Share Stock Consideration, and

(B) each Cash Election Share and No-Election Share will be, as of the Effective Time, converted into the right to receive the Per Share Cash Consideration.

2.2 Fractional Shares. Notwithstanding any other provision of this Article II, no fractional shares of PNC Common Stock will be issued pursuant to the Merger. Instead, PNC will pay or cause to be paid to the holder of any Old Shares that would, pursuant to paragraph 2.1, otherwise be entitled to receive fractional shares of PNC Common Stock an amount in cash, rounded to the nearest cent and without interest, equal to the product of (i) the fraction of a share to which such holder would otherwise have been entitled and (ii) the Measurement Price.

2.3 Exchange of Old Certificates for New Certificates.

(a) Exchange Agent. Until the first anniversary of the Effective Time, PNC shall make available or cause to be made available to the Exchange Agent certificates (each, a “New Certificate”) representing the shares of PNC Common Stock (each, a “New Share”) and cash in amounts sufficient to allow the Exchange Agent to make all deliveries of New Certificates and payments that may be required in exchange for Old Certificates pursuant to this Article II. Upon such anniversary, any such New Certificates and cash remaining in the possession of the

Exchange Agent (together with any dividends or earnings in respect thereof) shall be delivered to PNC. Any holder of Old Certificates who has not theretofore exchanged his or her Old Certificates for New Certificates and/or cash pursuant to this Article II shall thereafter be entitled to look exclusively to PNC, and only as a general creditor thereof in the case of cash, for the shares of PNC Common Stock and/or cash to which he or she may be entitled upon exchange of such Old Certificates pursuant to this Article II. Notwithstanding the foregoing, neither the Exchange Agent nor any party hereto, shall be liable to any holder of Old Certificates for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

(b) Exchange Procedures. At least twenty business days prior to the expected Election Deadline, and thereafter from time to time as the Company may reasonably request until the Election Deadline, PNC shall cause the Exchange Agent to mail or deliver to each individual, bank, corporation, partnership, trust, association or other entity or organization (any of the foregoing, a “Person”) who is a holder of record of Company Common Stock an Election Form and a form of letter of transmittal in form reasonably satisfactory to PNC and the Company containing instructions for use in effecting the surrender of Old Certificates in exchange for New Certificates and any payments pursuant to this Article II. To be effective, the Election Form must be properly completed, signed and actually received by the Exchange Agent not later than 5:00 p.m., New York City time, on the business day that is ten (10) trading days prior to the Closing Date (which date shall be publicly announced by PNC as soon as practicable prior to such date) (the “Election Deadline”) and accompanied by the Old Certificates as to which such Election Form is being made, duly endorsed in blank or otherwise in a form acceptable for transfer on the books of Company (or accompanied by an appropriate guarantee of delivery by an eligible organization) in the case of shares that are not held in book entry form. For shares that are held in book entry form, PNC shall establish procedures for the delivery of such shares, which procedures shall be reasonably acceptable to Company. The Exchange Agent shall make all computations contemplated by Section 2.1 hereof, and after consultation with PNC and the Company, all such computations will be conclusive and binding on the former holders of Company Common Stock absent manifest error. Any shares of Company Common Stock for which the record holder has not, as of the Election Deadline, properly submitted to the Exchange Agent a properly completed Election Form will be deemed No-Election Shares. Any Election Form may be revoked, by the stockholder who submitted such Election Form to the Exchange Agent, only by written notice received by the Exchange Agent prior to the Election Deadline. In addition, all Election Forms shall automatically be revoked if the Exchange Agent is notified in writing by PNC and the Company that the Merger has been abandoned. Promptly after the Effective Time, each holder who has surrendered to the Exchange Agent an Old Certificate for cancellation together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, shall be entitled to receive in exchange therefor a New Certificate representing the New Shares and/or a check in the amount to which such holder is entitled pursuant to this Article II, and the Old Certificate so surrendered shall forthwith be canceled. No interest will accrue or be paid with respect to any property to be delivered upon surrender of Old Certificates. If any New Certificate is to be issued, or cash payment made, in a name other than that in which the Old Certificate surrendered in exchange therefor is registered, it shall be a condition of such exchange that the Person requesting such exchange shall pay any transfer or other taxes required by reason of the issuance of such New Certificate or the making of such cash payment in a name other than that of the registered holder of the Old Certificate surrendered, or shall establish to the satisfaction of the PNC and the Exchange Agent that any such taxes have been paid or are not applicable.

(c) Distributions with Respect to Unexchanged Shares. Notwithstanding any other provision of this Plan, no dividends or other distributions in respect of New Shares with a record date after the Effective Time shall be paid to any Person holding an Old Certificate until such Old Certificate has been surrendered for exchange as provided herein. Subject to the effect of applicable laws and the immediately preceding sentence, following surrender of any such Old Certificates, there shall be paid to the holder of the New Certificates issued in exchange therefor, without interest, at the time of such surrender, the amount of dividends or other distributions with a record date on or after the Effective Time theretofore payable with respect to the New Shares represented thereby, as well as any dividends with respect to Company Common Stock declared prior to the Effective time but unpaid.

(d) Transfers. At or after the Effective Time, there shall be no transfers on the stock transfer books of PNC or the Company of Old Shares.

(e) Lost, Stolen or Destroyed Certificates. If any Old Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Old Certificate to be lost, stolen or destroyed and, if required by PNC or the Exchange Agent, the posting by such Person of a bond in such reasonable amount as PNC or the Exchange Agent may direct as indemnity against any claim that may be made against it with respect to such Old Certificate, PNC or the Exchange Agent shall, in exchange for such lost, stolen or destroyed Old Certificate, issue or cause to be issued a New Certificate and/or pay or cause to be paid the amounts, if any, deliverable in respect to the Old Shares formerly represented by such Old Certificate pursuant to this Article II.

2.4 Adjustment of Consideration. In the event that, subsequent to the date of this Plan but prior to the Effective Time, the shares of PNC Common Stock issued and outstanding shall, through a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar change in the capitalization of PNC, increase or decrease in number or be changed into or exchanged for a different kind or number of securities, then an appropriate and proportionate adjustment shall be made to the Per Share Cash Consideration and the Per Share Stock Consideration.

2.5 Shares of Dissenting Stockholders. Notwithstanding anything in this Agreement to the contrary, any shares of Company Common Stock that are issued and outstanding as of the Effective Time and that are held by a stockholder who has properly exercised his appraisal rights under the DGCL (the “Dissenting Shares”) shall not be converted into the right to receive the Consideration unless and until the holder shall have failed to perfect, or shall have effectively withdrawn or lost, his right to dissent from the Merger under the DGCL and to receive such consideration as may be determined to be due with respect to such Dissenting Shares pursuant to and subject to the requirements of the DGCL. If any such holder shall have so failed to perfect or have effectively withdrawn or lost such right after the Election Deadline, each share of such holder’s Company Common Stock shall thereupon be deemed to have been converted into and to have become, as of the Effective Time, the right to receive, without any interest thereon, the Per Share Stock Consideration or the Per Share Cash Consideration, or a combination thereof, as determined by PNC in its sole discretion. The Company shall give PNC (i) prompt notice of any notice or demands for appraisal or payment for shares of Company Common Stock received by the Company and (ii) the opportunity to participate in and direct all negotiations and proceedings with respect to any such demands or notices. The Company shall not, without the prior written consent of PNC, make any payment with respect to, or settle, offer to settle or otherwise negotiate, any such demands.

2.6 Withholding Rights. PNC shall be entitled to deduct and withhold from the Consideration such amounts as it is required to deduct and withhold under the Internal Revenue Code and the rules and regulations promulgated thereunder, or any provision of state, local or foreign Tax law. To the extent that amounts are so withheld by PNC, such withheld amounts shall be treated for all purposes of this Plan as having been paid to the Company stockholder in respect to which such deduction and withholding was made by PNC.

ARTICLE III

Conduct of Business Pending Merger

3.1 Company Forbearances. The Company agrees that from the date hereof until the Effective Time, except as contemplated by this Plan, or as set forth in the applicable paragraph of its Disclosure Schedule (“Previously Disclosed”), without the prior written consent of the other party hereto (which consent shall not be unreasonably withheld), it will not, and will cause each of its subsidiaries not to:

(a) Ordinary Course. Conduct its business and the business of its subsidiaries other than in the ordinary and usual course or fail to use reasonable efforts to preserve intact their business organizations and assets and maintain their rights, franchises and existing relations with customers, suppliers, employees and business associates, or take any action reasonably likely to materially impair its ability to perform its obligations under this Plan or to consummate the transactions contemplated hereby and thereby.

(b) Capital Stock. (1) Issue, sell or otherwise permit to become outstanding, or dispose of or encumber or pledge or authorize or propose the creation of, any additional shares of its stock other than pursuant to Rights outstanding on the date of the Original Plan, (2) enter into any agreement with respect to the foregoing or (3) permit any additional shares of its stock to become subject to new grants, other Rights or similar stock-based employee rights.

(c) Dividends, Etc. (1) Make, declare, pay or set aside for payment any dividend (other than (A) dividends from its direct or indirect wholly owned subsidiaries to it or another of its wholly owned subsidiaries and (B) dividends on preferred stock of subsidiaries, the common stock of which is wholly owned directly or indirectly by the Company, in accordance with the terms thereof or (2) directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of its capital stock.

(d) Compensation; Employment Agreements; Etc. Enter into or amend or renew any employment, consulting, severance or similar agreements or arrangements with any of its directors, officers or employees or those of its subsidiaries or grant any salary or wage increase or increase any employee benefit (including incentive or bonus payments), except (1) for normal individual increases in compensation to employees (other than executive officers or directors) in the ordinary course of business consistent with past practice, (2) for other changes that are required by applicable law and (3) to satisfy Previously Disclosed contractual obligations.

(e) Benefit Plans. Enter into, establish, adopt or materially amend any Benefit Plan, except (1) as may be required by applicable law, (2) to satisfy Previously Disclosed contractual obligations or (3) as provided in this Plan.

(f) Dispositions. Sell, transfer, mortgage, encumber or otherwise dispose of or discontinue any of its assets, deposits, business or properties except for sales, transfers, mortgages, encumbrances or other dispositions or discontinuances in the ordinary course of business consistent with past practice and in a transaction that, together with other such transactions, is not material to it and its subsidiaries, taken as a whole.

(g) Acquisitions. Acquire (other than by way of foreclosures or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary and usual course of business consistent with past practice) all or any portion of the assets, business, deposits or properties of any other entity except in the ordinary course of business consistent with past practice and in a transaction that, together with other such transactions, is not material to it and its subsidiaries, taken as a whole.

(h) Governing Documents. Amend its articles of incorporation, bylaws or similar governing documents (“Governing Documents”) or the Governing Documents of any of its subsidiaries, except as contemplated by this Plan.

(i) Accounting Methods. Implement or adopt any change in its accounting principles, practices or methods, other than as may be required by generally accepted accounting principles, applicable regulatory accounting requirements or applicable law.

(j) Contracts. (1) Enter into, renew or terminate, or make any payment not then required under, any contract or agreement (other than loans, funding arrangements and other transactions made in the ordinary course of the banking business and that do not contain (A) any non-competition or exclusive dealing agreements or other agreement or obligation which purports to limit or restrict in any respect the ability of the Company or its subsidiaries to solicit customers or the manner in which, or the localities in which, all or any portion of the business of the Company and its subsidiaries or could be conducted or (B) any agreement that grants any right of first refusal or right of first offer or similar right or that limits or purports to limit the ability of the Company or any of its subsidiaries (or, following consummation of the transactions contemplated hereby, the ability of PNC or any of its subsidiaries) to own, operate, sell, transfer, pledge or otherwise dispose of any assets or business) that calls for aggregate annual payments of $300,000 or more and which is not terminable on 60 days or less notice without payment of any termination fee or penalty and (2) enter into any contract or agreement pertaining to the use of the name “Riggs” or any derivative thereof.

(k) Claims. Settle any claim, action or proceeding against it, except for any claim, action or proceeding settled in the ordinary course of business in an amount or for such consideration not in excess of $100,000, individually, or $300,000 in the aggregate for all such settlements, and would not impose any material restriction on the business of the Company or its subsidiaries or, after the Effective Time, PNC or its subsidiaries or create precedent for claims that are reasonably likely to be material to the Company or its subsidiaries or, after the Effective Time, PNC or its subsidiaries.

(l) Adverse Actions. Notwithstanding anything herein to the contrary, (1) take any action that would, or is reasonably likely to, prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code or (2) take any action that is reasonably likely to result in (A) any of the conditions to the Merger set forth in Article VI not being satisfied in a timely manner or (B) a material violation of any provision of this Plan except, in each case, as may be required by applicable law or regulation.

(m) Capital Expenditures. Other than in the ordinary course of business, make any capital expenditures in excess of (1) $100,000 per project or related series of projects or (2) $300,000 in the aggregate.

(n) Certain Tax Matters. Make, change or revoke any material Tax election, file any material amended Tax Return, enter into any material closing agreement, settle any material Tax claim or assessment, or surrender any right to claim a material refund of Taxes.

(o) Commitments. Agree or commit to do any of the foregoing.

3.2 PNC Forbearances. PNC agrees that from the date hereof until the Effective Time, except as expressly contemplated by this Plan or as Previously Disclosed, without the prior written consent of the Company (which consent shall not be unreasonably withheld), it will not, and, in the case of (b) only, will cause each of its subsidiaries not to:

(a) Governing Documents. Amend its Governing Documents in a manner that would adversely affect the Company’s stockholders.

(b) Adverse Actions. Notwithstanding anything herein to the contrary, (1) take any action that would, or is reasonably likely to, prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, (2) take any action that is reasonably likely to result in (A) any of the conditions to the Merger set forth in Article VI not being satisfied in a timely manner or (B) a material violation of any provision of this Plan except, in each case, as may be required by applicable law or regulation or (3) declare or pay any extraordinary or special dividends on or make any other extraordinary or special distributions in respect of any of its capital stock.

ARTICLE IV

Representations

4.1 Disclosure Schedules. On or prior to the date hereof, PNC has delivered to the Company an amended and restated schedule and the Company has delivered to PNC an amended and restated schedule (respectively, each schedule a “Disclosure Schedule”) setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations contained in Section 4.3 or to one or more of its covenants contained herein; provided, that the mere inclusion of an item in a Disclosure Schedule as an exception to a representation shall not be deemed an admission by a party that such item was required to be disclosed therein.

4.2 Standard. (a) For all purposes of this Plan, no representation of PNC or the Company contained in Section 4.3 (other than the representations contained in Section 4.3(b), which shall be true and correct in all material respects, and in Section 4.3(g)(3), which shall be true and correct in all respects) shall be deemed untrue and no party hereto shall be deemed to have breached a representation, as a consequence of the existence of any fact, event or circumstance unless such fact, circumstance or event, individually or taken together with all other facts, events or circumstances inconsistent with any representation contained in Section 4.3 (read for this purpose without regard to any individual reference to “materiality” or “Material Adverse Effect” set forth therein) has had or is reasonably likely to have a Material Adverse Effect with respect to PNC or the Company, as the case may be.

(b) The term “Material Adverse Effect” means an effect which (1) is materially adverse to the business, financial condition or results of operations of PNC or the Company, as the context may dictate, and its subsidiaries, taken as a whole, or (2) materially impairs the ability of PNC or the Company to consummate the Merger; provided, however, that in determining whether a Material Adverse Effect has occurred there shall be excluded any effect to the extent attributable to or resulting from (A) any changes in laws, regulations or interpretations of laws or regulations generally affecting the banking or bank holding company businesses, but not uniquely relating to PNC or the Company, (B) any change in generally accepted accounting principles or regulatory accounting requirements, generally affecting the banking or bank holding company businesses, but not uniquely relating to PNC or the Company, (C) events, conditions or trends in economic, business or financial conditions generally or affecting the banking or bank holding company businesses specifically (including changes in interest rates and changes in the markets for securities), except to the extent any such events, conditions or trends in economic, business or financial conditions have a materially disproportionate adverse effect upon PNC or the Company, as the context may dictate, (D) changes in national or international political or social conditions including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon or within the United States, or any of its territories, possessions or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States, (E) actions or omissions of PNC or the Company taken with the prior written consent of the other party in contemplation of the transactions contemplated hereby and (F) any change, effect, event or occurrence arising out of the announcement or performance of this Plan and the transactions contemplated hereby, including any expenses incurred in connection herewith.

4.3 Representations. Except as Previously Disclosed, the Company hereby represents and warrants to PNC, and PNC hereby represent and warrant to the Company, to the extent applicable, in each case with respect to itself and its subsidiaries, as follows:

(a) Organization, Standing and Authority. It is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation. It is duly qualified to do business and is in good standing in the states of the United States and any foreign jurisdictions where its ownership or leasing of property or assets or the conduct of its business requires it to be so qualified.

(b) Capital Stock.

(1) The information in Recital B, in the case of PNC, and in Recital C, in the case of the Company, is true and correct.

(2) Its outstanding shares of common stock have been duly authorized and are validly issued and outstanding, fully paid and nonassessable, not subject to any preemptive rights and were not issued in violation of any preemptive rights.

(3) Except as set forth in this Plan or as Previously Disclosed, as of the date hereof, there are no shares of its common stock authorized and reserved for issuance, it does not have any Rights outstanding with respect to its common stock, and it does not have any commitment to authorize, issue or sell any of its common stock or Rights, except pursuant to this Plan, outstanding options to purchase its common stock and the Benefit Plans. All Company Options (as defined in Section 5.10(a)) under the Riggs National Corporation 1993 Stock Option Plan, Riggs National Corporation 1994 Stock Option Plan, Riggs National Corporation 1996 Stock Option Plan and Riggs National Corporation 1997 Non-Employee Directors Stock Option Plan are fully vested and exercisable, or will become such in accordance with their regular vesting schedule prior to October 11, 2004. As used herein, “Rights” means, with respect to any Person, securities or obligations convertible into or exercisable or exchangeable for, or giving any Person any right to subscribe for or acquire, or any options, calls or commitments relating to, or any stock appreciation right or other instrument the value of which is determined in whole or in part by reference to the market price or value of, shares of capital stock or earnings of such Person.

(4) In the case of PNC, any shares of PNC Common Stock issued in connection with the Merger have been duly authorized and are validly issued and outstanding, fully paid and nonassessable, not subject to any preemptive rights and were not issued in violation of any preemptive rights.

(c) Subsidiaries.

(1) The Company has Previously Disclosed a list of all of its subsidiaries.

(2) (A) It owns, directly or indirectly, all the issued and outstanding equity securities of each of its Significant Subsidiaries, (B) no equity securities of any of its Significant Subsidiaries are or may become required to be issued (other than to it or its wholly owned subsidiaries) by reason of any Right or otherwise, (C) there are no contracts, commitments, understandings or arrangements by which any of its Significant Subsidiaries is or may be bound to sell or otherwise transfer any equity securities of any its subsidiaries (other than to it or its wholly owned subsidiaries), (D) there are no contracts, commitments, understandings, or arrangements relating to its rights to vote or to dispose of such securities and (E) all the equity securities of each Significant Subsidiary held by it or its subsidiaries have been duly authorized and are validly issued and outstanding, fully paid and nonassessable (except as provided in 12 U.S.C. § 55 or comparable state laws) and are owned by it or its subsidiaries free and clear of all liens, pledges, security interests, claims, provisions, preemptive or subscriptive rights or other encumbrances or restrictions of any kind or Rights (“Liens”). For purposes of this Plan, “Significant Subsidiary” has the meaning ascribed to that term in Rule 1-02 of Regulation S-X under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

(3) Each of its Significant Subsidiaries has been duly organized and is validly existing in good standing under the laws of the jurisdiction of its organization, and is duly qualified to do business and in good standing in the jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified.

(d) Corporate Power. It and each of its Significant Subsidiaries has the corporate power and authority to carry on its business as it is now being conducted and to own all its properties and assets; and it has the corporate power and authority to execute, deliver and perform its obligations under this Plan and to consummate the transactions contemplated hereby and thereby.

(e) Corporate Authority.

(1) Subject to receipt of the stockholder approval described in Section 4.3(e)(3), in the case of the Company, this Plan and the transactions contemplated hereby and thereby have been authorized by all necessary corporate action. This Plan is its valid and legally binding obligation, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles).

(2) In the case of PNC, no vote of the holders of any class or series of PNC’s capital stock is necessary to approve and adopt this Plan and the transactions contemplated hereby.

(3) In the case of the Company, the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock to adopt this Plan is the only vote of the holders of any class or series of the Company’s capital stock necessary to approve and adopt this Plan and the transactions contemplated hereby.

(f) Regulatory Approvals; No Defaults.

(1) No consents or approvals of, or filings or registrations with, any governmental or regulatory authority, agency, court, commission or other entity, domestic or foreign (“Governmental Entity”) or with any third party are required to be made or obtained by it or any of its subsidiaries in connection with the execution, delivery or performance by it of this Plan or to consummate the Merger or the Bank Transfer except for (A) filings and approvals of applications with and by federal, state and other authorities as Previously Disclosed, (B) filings with the SEC, the National Association of Securities Dealers, and state securities authorities, (C) filings and approvals under the Hart-Scott-Rodino Antitrust Improvements Act, if required by applicable law and regulation (D) the applicable stockholder approval described in Section 5.2(a), (E) any consents, notices or approvals required pursuant to any investment advisory contract or the Investment Advisers Act of 1940, and (F) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL and the filing of the Articles of Merger with the Department of State of the Commonwealth of Pennsylvania.

(2) Subject to receipt of the regulatory approvals referred to in the preceding paragraph (the “Regulatory Approvals”), and the expiration of related waiting periods, and required filings under federal and state securities laws, the execution, delivery and performance of this Plan and the consummation of the transactions contemplated hereby do not and will not (A) constitute a breach or violation of, or a default under, or give rise to any Lien, any acceleration of remedies or any right of termination under, any law, rule or regulation or any judgment, decree, order, governmental permit or license, or agreement, indenture or instrument of it or of any of its subsidiaries or to which it or any of its subsidiaries or properties is subject or bound, (B) constitute a breach or violation of, or a default under, its Governing Documents or (C) require any consent or approval under any such law, rule, regulation, judgment, decree, order, governmental permit or license, agreement, indenture or instrument.

(3) As of the date hereof, it (a) knows of no reason why (1) all Regulatory Approvals from any Governmental Entity required for the consummation of the transactions contemplated by this Plan should not be obtained on a timely basis or (2) the opinion of tax counsel referred to, in the case of PNC, in Section 6.2(c) and, in the case of the Company, in Section 6.3(c) should not be obtained on a timely basis and (b) has no reason to believe that the Merger will fail to qualify as a reorganization under Section 368(a) of the Internal Revenue Code.

(g) Financial Reports and Regulatory Documents; Material Adverse Effect.

(1) Its Annual Report on Form 10-K for the fiscal year ended December 31, 2003, and all other reports, registration statements, definitive proxy statements or information statements filed by it or any of its subsidiaries subsequent to December 31, 2003 under the Securities Act of 1933, as amended (“Securities Act”), or under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act or under the securities regulations of the SEC, in the form filed (collectively, its “Regulatory Filings”) with the SEC as of the date filed, (A) complied in all material respects as to form with the applicable requirements under the Securities Act or the Exchange Act, as the case may be, and (B) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and each of the balance sheets or statements of condition contained in or incorporated by reference into any such Regulatory Filing (including the related notes and schedules thereto) fairly presented in all material respects its financial position and that of its subsidiaries as of its date, and each of the statements of income and changes in shareholders’ equity and cash flows or equivalent statements in such Regulatory Filings (including any related notes and schedules thereto) fairly presented in all material respects, the results of operations, changes in shareholders’ equity and changes in cash flows, as the case may be, of it and its subsidiaries for the periods to which they relate, in each case in accordance with GAAP consistently applied during the periods involved, except in each case as may be noted therein, subject to normal year-end audit adjustments in the case of unaudited statements.

(2) Since December 31, 2004, it and its subsidiaries have not incurred any liability other than in the ordinary course of business consistent with past practice.

(3) In the case of the Company only, since December 31, 2004, (A) it and its subsidiaries have conducted their businesses in the ordinary and usual course consistent with past practice (excluding the incurrence of expenses related to this Plan and the transactions contemplated hereby) and (B) no event has occurred or circumstance arisen that, individually or taken together with all other facts, circumstances and events (described in any paragraph of Section 4.3 or otherwise), is reasonably likely to have a Material Adverse Effect with respect to it.

(4) In the case of the PNC only, since December 31, 2004, no event has occurred or circumstance arisen that, individually or taken together with all other facts, circumstances and events (described in any paragraph of Section 4.3 or otherwise), is reasonably likely to have a Material Adverse Effect with respect to it.

(h) Litigation. Except as set forth in its Regulatory Filings prior to the date hereof, there is no suit, action or proceeding pending or, to the knowledge of it, threatened against or affecting it or any of its subsidiaries (and it is not aware of any basis for any such suit, action or proceeding) (1) that, individually or in the aggregate, is material to it and its subsidiaries, taken as a whole, or (2) that is reasonably likely to prevent or delay it in any material respect from performing its obligations under, or consummating the transactions contemplated by, this Plan.

(i) Regulatory Matters.

(1) Except as Previously Disclosed, neither it nor any of its subsidiaries is a party to or is subject to any written order, decree, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, or extraordinary supervisory letter from, any Governmental Entity charged with the supervision or regulation of financial institutions or issuers of securities or engaged in the insurance of deposits or the supervision or regulation of it or any of its subsidiaries (collectively, the “Regulatory Authorities”).

(2) Except as Previously Disclosed, neither it nor any of its subsidiaries has been advised by any Regulatory Authority that such Regulatory Authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such written order, decree, agreement, memorandum of understanding, commitment letter, supervisory letter or similar submission. Except as Previously Disclosed, there are no material formal or informal investigations relating to any material regulatory matters pending before any Governmental Entity with respect to it or its subsidiaries.

(j) Compliance with Laws. Except as Previously Disclosed, it and each of its subsidiaries:

(1) conducts its business in compliance with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto or to the employees conducting such businesses, including, without limitation, the Sarbanes-Oxley Act of 2002, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT) Act of 2001, the Bank Secrecy Act and all other applicable fair lending laws and other laws relating to discriminatory business practices; and

(2) has all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Entities that are required in order to permit them to own or lease their properties and to conduct their businesses as presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to its knowledge, no suspension or cancellation of any of them is threatened.

(k) Material Contracts; Defaults. Except for those agreements and other documents filed as exhibits to its Regulatory Filings, neither it nor any of its subsidiaries is a party to, bound by or subject to any agreement, contract, arrangement, commitment or understanding (1) that is a “material contract” within the meaning of Item 601(b)(10) of the SEC’s Regulation S-K, (2) in the case of the Company only, any agreement, contract, arrangement, commitment or understanding that contains (A) any non-competition or exclusive dealing agreements or other agreement or obligation which purports to limit or restrict in any respect the ability of the Company or its subsidiaries to solicit customers or the manner in which, or the localities in which, all or any portion of the business of the Company and its Subsidiaries is or would be conducted or (B) any agreement that grants any right of first refusal or right of first offer or similar right or that limits or purports to limit the ability of the Company or any of its subsidiaries; (3) in the case of the Company only, any agreement, contract, arrangement, commitment or understanding that involves performance of services or delivery of goods or materials to or by, or expenditures or receipts of, it or any of its subsidiaries of an amount or value in excess of $300,000, other than any loan commitment entered in the ordinary course or any such agreement, contract, arrangement, commitment or understanding that is terminable on 60 days or less notice without payment of any termination fee or penalty; (4) in the case of the Company only, any joint venture, partnership or similar arrangement providing for the sharing of profits, losses, costs or liabilities by it or any of its subsidiaries with any other Person; and (5) in the case of the Company only, any agreement providing for the indemnification by the Company or its subsidiaries of any Person (other than customary agreements with vendors providing goods or services to the Company or its Subsidiaries where the potential indemnity obligations thereunder are not reasonably expected to be material to the Company). Neither PNC nor any of its subsidiaries, nor Seller nor any of its subsidiaries, is in default under any material contract, agreement, commitment, arrangement, lease, insurance policy or other instrument to which it is a party, by which its respective assets, business, or operations may be bound or affected, or under which it or its respective assets, business, or operations receives benefits, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default.

(l) No Brokers; Fairness Opinions. (i) No action has been taken by it that would give rise to any valid claim against any party hereto for a brokerage commission, finder’s fee or other like payment with respect to the transactions contemplated by this Plan, excluding a Previously Disclosed fee to be paid to Sandler O’Neill & Partners, L.P., in the case of PNC, and Previously Disclosed fee to be paid to Lehman Brothers Inc., in the case of the Company.

(ii) As of the date of this Plan, it has received the written opinion, dated the date of this Plan, of its financial advisor, Lehman Brothers Inc., in the case of the Company, and of its financial advisor, Sandler O’Neill & Partners, L.P., in the case of PNC, to the effect that the Consideration is fair, from a financial point of view, to, in the case of PNC, PNC and in the case of the Company, the holders of Company Common Stock.

(m) Employee Benefit Plans. In the case of the Company only,

(1) All benefit and compensation plans, contracts, policies or arrangements covering its current or former employees of it and its subsidiaries (the “Employees”) and its current or former directors, including, but not limited to, “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and deferred compensation, stock option, stock purchase, stock appreciation rights, stock based, incentive and bonus plans (the “Benefit Plans”) have been Previously Disclosed. Copies of all Benefit Plans and all amendments thereto, all summary plan descriptions, the most recently filed Form 5500 and the most recent IRS determination letter have been made available to the other party.

(2) All Benefit Plans, other than “multiemployer plans” within the meaning of Section 3(37) of ERISA (each a “Multiemployer Plan”) are in substantial compliance with ERISA, the Internal Revenue Code and other applicable laws. Each Benefit Plan which is subject to ERISA (the “ERISA Plans”) that is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (“Pension Plan”), and that is intended to be qualified under Section 401(a) of the Internal Revenue Code has received a favorable determination letter from the Internal Revenue Service (the “IRS”), and it is not aware of any circumstances likely to result in the loss of the qualification of such plan under Section 401(a) of the Internal Revenue Code. Neither it nor any of its subsidiaries has engaged in a transaction with respect to any ERISA Plan that, assuming the taxable period of such transaction expired as of the date hereof, could subject it or any subsidiary to a tax or penalty imposed by either Section 4975 of the Internal Revenue Code or Section 502(i) of ERISA in an amount which would be material. Neither it nor any of its subsidiaries has incurred or reasonably expects to incur a material tax or penalty imposed by Section 4980F of the Internal Revenue Code or Section 502 of ERISA.

(3) No liability under Subtitle C or D of Title IV of ERISA has been or is reasonably expected to be incurred by it or any of its subsidiaries with respect to any ongoing, frozen or terminated “single-employer plan”, within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any of them, or the single-employer plan of any entity which is considered one employer with it under Section 4001 of ERISA or Section 414 of the Internal Revenue Code (an “ERISA Affiliate”). None of it, any of its subsidiaries or any of its ERISA Affiliates has contributed to a Multiemployer Plan or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA, within the past six years. No notice of a “reportable event”, within the meaning of Section 4043 of ERISA for which the 30-day reporting requirement has not been waived or extended other than pursuant to Pension Benefit Guaranty Corporation Reg. Section 4043.66, has been required to be filed for any Pension Plan or by any ERISA Affiliate within the 12-month period ending on the date hereof or will be required to be filed in connection with the transactions contemplated by this Plan.

(4) All contributions required to be made under each Benefit Plan have been timely made and all obligations in respect of each Benefit Plan have been properly accrued and reflected in the Regulatory Filings as of the date of such filings. Neither any Pension Plan nor any single-employer plan of an ERISA Affiliate has an “accumulated funding deficiency” (whether or not waived) within the meaning of Section 412 of the Internal Revenue Code or Section 302 of ERISA and no ERISA Affiliate has an outstanding funding waiver. It is not reasonably anticipated that required minimum contributions to any Pension Plan under Section 412 of the Internal Revenue Code will be materially increased by application of Section 412(l) of the Internal Revenue Code. Neither it nor any of its subsidiaries has provided, or is required to provide, security to any Pension Plan or to any single-employer plan of an ERISA Affiliate pursuant to Section 401(a)(29) of the Internal Revenue Code.

(5) Under each Pension Plan which is a single-employer plan, as of the last day of the most recent plan year ended prior to the date hereof, the actuarially determined present value of all “benefit liabilities”, within the meaning of Section 4001(a)(16) of ERISA (as determined on the basis of the actuarial assumptions contained in such Pension Plan’s most recent actuarial valuation), did not exceed the then current value of the assets of such Pension Plan, and there has been no material change in the financial condition of such Pension Plan since the last day of the most recent plan year.

(6) As of the date hereof, there is no material pending or, to its knowledge threatened, litigation relating to the Benefit Plans. Neither it nor any of its subsidiaries has any obligations for retiree health and life benefits under any ERISA Plan or collective bargaining agreement. It or its subsidiaries may amend or terminate any such plan or agreement at any time without incurring any liability thereunder other in respect of claims owed prior to such amendment or termination.

(7) Neither the execution of this Plan, shareholder approval of this Plan nor the consummation of the transactions contemplated hereby (either alone or in conjunction with any other event) will (w) entitle any of its employees or any of its subsidiaries to severance pay or any increase in severance pay upon any termination of employment after the date hereof, (x) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other material obligation pursuant to, any of the Benefit Plans, (y) limit or restrict the right of the Company or, after the consummation of the transactions contemplated hereby, PNC to merge, amend or terminate any of the Benefit Plans or (z) result in payments under any of the Benefit Plans which would not be deductible under Section 162(m) or Section 280G of the Internal Revenue Code.

(n) Labor Matters. Neither it nor any of its subsidiaries is a party to or is bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is it or any of its subsidiaries the subject of a proceeding asserting that it or any such subsidiary has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel it or any of its subsidiaries to bargain with any labor organization as to wages or conditions of employment, nor is there any strike or other material labor dispute involving it or any of its subsidiaries pending or, to its knowledge, threatened, nor to its knowledge is there any activity involving its or any of its subsidiaries’ employees seeking to certify a collective bargaining unit or engaging in other organizational activity.

(o) Environmental Matters. To its knowledge, neither its conduct nor its operation or the conduct or operation of its subsidiaries nor any condition of any property presently or previously owned, leased or operated by any of them (including, without limitation, in a fiduciary or agency capacity), violates or violated Environmental Laws and no condition has existed or event has occurred with respect to any of them or any such property that, with notice or the passage of time, or both, is reasonably likely to result in liability under Environmental Laws. To its knowledge, no property on which it or any of its subsidiaries holds a Lien, violates or violated Environmental Laws and no condition has existed or event has occurred with respect to any such property that, with notice or the passage of time, or both, is reasonably likely to result in liability under Environmental Laws. Neither it nor any of its subsidiaries has received any written notice from any person or entity that it or its subsidiaries or the operation or condition of any property ever owned, leased, operated, or held as collateral or in a fiduciary capacity by any of them are or were in violation of or otherwise are alleged to have liability under any Environmental Law, including, but not limited to, responsibility (or potential responsibility) for the cleanup or other remediation of any pollutants, contaminants, or hazardous or toxic wastes, substances or materials at, on, beneath, or originating from, any such property. “Environmental Laws” means all applicable local, state and federal environmental, health and safety laws and regulations, including the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation, and Liability Act, the Clean Water Act, the Federal Clean Air Act, and the Occupational Safety and Health Act, each as amended, regulations promulgated thereunder, and state counterparts.

(p) Tax Matters.

(1) (A) All returns, amended returns or other reports (including elections, declarations, disclosures, schedules, estimates and information returns) with respect to Taxes (as hereinafter defined) (“Tax Returns”) that are required to be filed (taking into account any validly obtained extensions of time within which to file) by or with respect to it and its subsidiaries have been duly and timely filed, and all such Tax Returns are complete and accurate in all material respects, (B) all Taxes shown to be due on the Tax Returns referred to in clause (A) have been paid in full in a timely manner, (C) all Taxes that it or any of its Subsidiaries is obligated to withhold from amounts owing to any employee, creditor or third party have been withheld and, to the extent due and payable, paid over to the proper Governmental Authority in a timely manner, (D) the Tax Returns referred to in clause (A) have been examined by the Internal Revenue Service or the appropriate Tax authority or the period for assessment of the Taxes in respect of which such Tax Returns were required to be filed has expired, (E) all deficiencies asserted or assessments made as a result of such examinations have been paid in full, (F) no issues that have been raised by the relevant taxing authority in connection with the examination of any of the Tax Returns referred to in clause (A) are currently pending, and (G) no extensions or waivers of statutes of limitation have been given by, or requested with respect to any Taxes of, it or any of its subsidiaries.

(2) (A) It has made available to the other party hereto true and correct copies of the U.S. federal income Tax Returns filed by it and its subsidiaries for each of the three most recent fiscal years ended on or before December 31, 2003; (B) it has made provision in accordance with GAAP, in the financial statements included in the Regulatory Filings filed prior to the date hereof, for all Taxes that accrued on or before the end of the most recent period covered by its Regulatory Filings filed prior to the date hereof; (C) neither it nor any of its subsidiaries is a party to any Tax allocation or sharing agreement, is or has been a member of an affiliated group filing consolidated or combined Tax returns (other than a group over which it is or was the common parent) or otherwise has any liability for the Taxes of any person (other than its own Taxes and those of its subsidiaries); (D) as of the date hereof, neither it nor any of its subsidiaries has any reason to believe that any conditions exist that could reasonably be expected to prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code; (E) no Liens for Taxes exist with respect to any of its assets or properties or those of its subsidiaries, except for statutory Liens for Taxes not yet due and payable or that are being contested in good faith and reserved for in accordance with GAAP; (F) neither it nor any of its subsidiaries has been a party to any distribution occurring during the last three years in which the parties to such distribution treated the distribution as one to which Section 355 of the Internal Revenue Code applied; (G) neither it nor any of its subsidiaries has been a party to any “listed transaction” as defined in Treasury Regulation Section 1.6011-4; and (H) no Tax is required to be withheld pursuant to Section 1445 of the Internal Revenue Code as a result of the transfer contemplated by this Plan.

(3) As used herein, “Tax” and “Taxes” means all federal, state, local or foreign taxes, charges, levies or other assessments, however denominated, including, without limitation, all net income, gross income, gains, gross receipts, sales, use, ad valorem, goods and services, capital, production, transfer, franchise, windfall profits, license, withholding, payroll, employment, disability, employer health, excise, estimated, severance, stamp, occupation, property, environmental, unemployment or other taxes, custom duties, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by any taxing authority whether arising before, on or after the Closing Date.

(q) Derivative Instruments. All interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar risk management arrangements, whether entered into for its own account, or for the account of one or more of its subsidiaries or their customers, if any, were entered into (1) in accordance with prudent business practices and all applicable laws, rules, regulations and regulatory policies and (2) with counterparties believed to be financially responsible at the time; and each of them constitutes the valid and legally binding obligation of such party or one of its subsidiaries, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles), and are in full force and effect. Neither it nor its subsidiaries, nor to its knowledge, any other party thereto, is in breach of any of its obligations under any such agreement or arrangement.

(r) Insurance. It and its subsidiaries are insured with reputable insurers against such risks and in such amounts as its management reasonably has determined to be prudent in accordance with industry practices. All of the insurance policies, binders, or bonds maintained by it or its subsidiaries are in full force and effect; it and its subsidiaries are not in material default thereunder.

(s) Takeover Laws and Provisions. It has taken all action required to be taken by it in order to exempt this Plan and the transactions contemplated hereby from, and this Plan and the transactions contemplated hereby are exempt from, the requirements of any “moratorium”, “control share”, “fair price”, “affiliate transaction”, “business combination” or other antitakeover laws and regulations of any state (collectively, “Takeover Laws”). It has taken all action required to be taken by it in order to make this Plan and the transactions contemplated hereby comply with, and this Plan, and the transactions contemplated hereby comply with, the requirements of any Articles, Sections or provisions of its Governing Documents concerning “business combinations”, “fair price”, “voting requirements”, “constituency requirements” or other related provisions (collectively, “Takeover Provisions”).

(t) Transactions with Affiliates. There are no outstanding amounts payable to or receivable from, or advances by the Company or any of its subsidiaries to, and neither the Company nor any of its subsidiaries is otherwise a creditor or debtor to, any present or former director or executive officer of the Company or any of its subsidiaries, other than as part of the normal and customary terms of such Persons’ respective employment or service as a director with the Company or any of its subsidiaries. Neither the Company nor any subsidiary of the Company is a party to any transaction or agreement with any present or former director or executive officer of the Company, other than the terms of such Person’s respective employment or service as a director with the Company or any of its subsidiaries.

(u) Available Funds. In the case of PNC, PNC has or will have available to it all funds necessary to satisfy all of its obligations hereunder and in connection with the Merger and the other transactions contemplated by this Plan.

ARTICLE V

Covenants

5.1 Reasonable Best Efforts. Subject to the terms and conditions of this Plan, each of PNC and the Company agrees to use its respective reasonable best efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable laws, so as to permit consummation of the Merger as soon as possible and otherwise to enable consummation of the transactions contemplated hereby and shall cooperate fully with the other party hereto to that end.

5.2 Stockholder Approvals.

(a) The Company agrees to take in accordance with applicable law and its Governing Documents all action necessary to convene a meeting of its stockholders (including any adjournment or postponement, the “Company Meeting”), as promptly as practicable, to consider and vote upon the adoption and approval of this Plan, as well as any other matters required to be approved by the Company’s stockholders for consummation of the Merger.

(b) The board of directors of the Company has adopted resolutions recommending to the stockholders of the Company the adoption of this Plan and the other matters required to be approved or adopted in order to carry out the intentions of this Plan, and the board of directors of the Company shall recommend to the Company’s stockholders the approval and adoption of this Plan and the other matters required to be approved or adopted in order to carry out the intentions of this Plan. Notwithstanding the foregoing, the board of directors of the Company may withdraw, modify, condition or refuse to recommend the adoption of this Plan and the other matters required to be approved or adopted in order to carry out the intentions of this Plan if the board of directors of the Company determines, in good faith after consultation with its outside financial and legal advisors, that the failure to take such action would breach its fiduciary obligations under applicable law. Notwithstanding the foregoing, this Plan and such other matters shall be submitted to the stockholders of the Company at the Company Meeting for the purpose of approving the Plan and such other matters and nothing contained herein shall be deemed to relieve the Company of such obligation, provided, however, that if the Board of Directors of the Company shall have withdrawn, modified, conditioned or refused to recommend the adoption of this Plan and such other matters in accordance with the terms of this Plan, then in submitting this Plan to the Company’s stockholders, the board of directors of the Company may submit this Plan to the Company’s stockholders without recommendation (although the resolutions adopting this Plan as of the date hereof may not be rescinded or amended), in which event the board of directors of the Company may communicate the basis for its lack of a recommendation to the Company’s stockholders in the Proxy Statement (as defined in Section 5.3(a)) or an appropriate amendment or supplement thereto to the extent required by law.

5.3 Registration Statement/Proxy Statement.

(a) The parties agree jointly to prepare a registration statement on Form S-4 or other applicable form (the “Registration Statement”) to be filed by PNC with the SEC in connection with the issuance of PNC Common

Stock in the Merger (including the proxy statement and prospectus and other proxy solicitation materials of the Company constituting a part thereof (the “Proxy Statement”) and all related documents). The parties agree to cooperate in the preparation of the Registration Statement and the Proxy Statement; and, provided that the Company has cooperated as required above, PNC agrees to file an amendment to the Registration Statement with the SEC within eight (8) business days of the date hereof. Each of PNC and the Company agrees to use all reasonable efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as reasonably practicable after filing thereof. PNC also agrees to use all reasonable efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Plan. Each of PNC and the Company agrees to furnish all information concerning it, its subsidiaries, officers, directors and stockholders as may be reasonably requested in connection with the foregoing.

(b) Each of PNC and the Company agrees (1) as to itself and its subsidiaries, that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in (a) the Registration Statement will, at the time the Registration Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (b) the Proxy Statement and any amendment or supplement thereto will, at the date of mailing to stockholders and at the time of the Company Meeting contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which such statement was made, not misleading and (2) that the Registration Statement and Proxy Statement shall comply with all applicable laws as they relate to PNC and the Company. Each of PNC and the Company further agrees that if it shall become aware prior to the Effective Date of any information furnished by it that would cause any of the statements in the Proxy Statement or the Registration Statement to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, to promptly inform the other party thereof and to take the necessary steps to correct the Proxy Statement or the Registration Statement.

(c) PNC agrees to advise the Company, promptly after PNC receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of PNC Common Stock for offering or sale in any jurisdiction, of the initiation or threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information.

5.4 Press Releases. PNC and the Company shall consult with each other before issuing any press release with respect to the Merger or this Plan and shall not issue any such press release or make any such public statement without the prior consent of the other party, which shall not be unreasonably withheld; provided, however, that a party may, without the prior consent of the other party (but after prior consultation, to the extent practicable in the circumstances) issue such press release or make such public statement as may upon the advice of counsel be required by law or the rules and regulations of the NASDAQ National Market or the NYSE, as the case may be. PNC and the Company shall cooperate to develop all public announcement materials and make appropriate management available at presentations related to the transactions contemplated by this Plan as reasonably requested by the other party.

5.5 Access; Information.

(a) Each of PNC and the Company agrees that upon reasonable notice and subject to applicable laws relating to the exchange of information, it shall afford the other party, and the other party’s officers, employees, counsel, accountants and other authorized representatives, such access during normal business hours throughout the period prior to the Effective Time to the books, records (including, without limitation, tax returns and work papers of independent auditors), properties, personnel and to such other information as any party may reasonably request and, during such period, it shall furnish promptly to such other party (1) a copy of each material report, schedule and other document filed by it pursuant to the requirements of federal or state securities or banking laws

(including pursuant to any agreements with, commitments to or orders of any Governmental Entity, including any related action plan), and (2) all other information concerning the business, properties and personnel of it as the other may reasonably request; provided that the foregoing shall not require PNC or the Company (i) to permit any inspection, or to disclose any information, that in the reasonable judgment of PNC or the Company, as the case may be, would result in disclosure of any trade secrets of third parties or violate any of its obligations with respect to confidentiality if PNC or the Company, as the case may be, shall have used reasonable efforts to obtain the consent of such third party to such inspection or disclosure or (ii) to disclose any privileged information of PNC or the Company, as the case may be, or any of its subsidiaries. All requests for information made pursuant to this Section 5.5 shall be directed to an executive officer of PNC or the Company, as the case may be, or such Person as may be designated by either of their executive officers, as the case may be.

(b) Each party agrees that it will not, and will cause its representatives not to, use any information obtained pursuant to this Section 5.5 (as well as any other information obtained prior to the date hereof in connection with the entering into of this Plan) for any purpose unrelated to the consummation of the transactions contemplated by this Plan. Subject to the requirements of law, each party will keep confidential, and will cause its representatives to keep confidential, all information and documents obtained pursuant to this Section 5.5 (as well as any other information obtained prior to the date hereof in connection with the entering into of this Plan) unless such information (1) was already known to such party, (2) becomes available to such party from other sources not known by such party to be bound by a confidentiality obligation, (3) is disclosed with the prior written approval of the providing party or (4) is or becomes readily ascertainable from publicly available sources. If this Plan is terminated or the transactions contemplated by this Plan shall otherwise fail to be consummated, each party shall promptly cause all copies of documents or extracts thereof containing information and data as to the other party to be returned to the other party.

(c) In addition to the confidentiality arrangements contained in this Plan, all information provided or obtained in connection with the transactions contemplated by this Plan (including pursuant to clause (a) above) will be held by PNC in accordance with and subject to the terms of the Confidentiality Agreement, dated May 21, 2004, between PNC and the Company (the “Confidentiality Agreement”). In the event of a conflict or inconsistency between the terms of this Plan and the Confidentiality Agreement, the terms of this Plan will govern.

5.6 Acquisition Proposals. The Company agrees that after the date hereof neither it nor any of its subsidiaries nor any of its respective officers and directors or the officers and directors of any of its subsidiaries shall, and it shall direct and use all reasonable best efforts to cause its employees and agents, including any investment banker, attorney or accountant retained by it or by any of its subsidiaries (collectively, its “Representatives”) not to, initiate, solicit or encourage, directly or indirectly, any inquiries or the making or implementation of any Acquisition Proposal, or, except to the extent that the board of directors of the Company determines, in good faith, after consultation with its outside financial and legal advisors, that such action is required in order for the board of directors of the Company to comply with its fiduciary duties, engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any Person relating to an Acquisition Proposal or otherwise facilitate any effort or attempt to implement or make an Acquisition Proposal (and in any event, the Company shall not provide any confidential information or data to any Person in connection with an Acquisition Proposal unless such person shall have executed a confidentiality agreement on terms at least as favorable as those contained in the Confidentiality Agreement). “Acquisition Proposal” means any proposal or offer with respect to the following involving the Company or any of its Significant Subsidiaries: (1) any merger, consolidation, share exchange, business combination or other similar transaction; (2) any sale, lease, exchange, pledge, transfer or other disposition of 30% or more of its consolidated assets or liabilities in a single transaction or series of transactions; (3) any tender offer or exchange offer for 30% or more of the outstanding shares of its capital stock; or (4) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing, other than the Merger provided for in this Plan. Notwithstanding anything in this Plan to the contrary, the Company shall (i) promptly advise PNC, orally and in writing, of (A) the receipt by it (or any of the other persons referred to above) of any

Acquisition Proposal, or any inquiry which could reasonably be expected to lead to an Acquisition Proposal, (B) the material terms and conditions of such proposal or inquiry (whether written or oral), and (C) the identity of the person making any such proposal or inquiry and (ii) keep the other party hereto fully informed of the status and details of any such proposal or inquiry and any developments with respect thereto. The Company shall use its reasonable best efforts to enforce any existing confidentiality or standstill agreements in accordance with the terms thereof.

5.7 Affiliate Agreements. The Company shall use its reasonable best efforts to cause each director, executive officer and other person who is an “affiliate” (for purposes of Rule 145 under the Securities Act) of the Company to deliver to PNC, as soon as practicable after the date of this Plan, a written agreement in the form Previously Disclosed.

5.8 Takeover Laws and Provisions. No party hereto shall take any action that would cause the transactions contemplated by this Plan to be subject to requirements imposed by any Takeover Law and each of them shall take all necessary steps within its control to exempt (or ensure the continued exemption of) the transactions contemplated by this Plan from, or if necessary challenge the validity or applicability of, any applicable Takeover Law, as now or hereafter in effect. No party hereto shall take any action that would cause the transactions contemplated by this Plan not to comply with any Takeover Provisions and each of them shall take all necessary steps within its control to make the transactions contemplated by this Plan comply with (or continue to comply with) the Takeover Provisions.

5.9 Regulatory Applications.

(a) PNC and the Company shall cooperate and use their respective reasonable best efforts to prepare as promptly as possible all documentation, to effect all filings and to obtain all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary to consummate the transactions contemplated by this Plan, and PNC shall file or amend, to the extent necessary, its applications for approval of the Merger and the Bank Transfer by the Board of Governors of the Federal Reserve (the “Board of Governors”) and the Office of the Comptroller of the Currency (the “OCC”), respectively, within eight (8) business days of the date hereof, and shall promptly make all other necessary regulatory filings. Each of PNC and the Company shall have the right to review in advance, and to the extent practicable each will consult with the other, in each case subject to applicable laws relating to the exchange of information, with respect to all material written information submitted to any third party or any Governmental Entity in connection with the transactions contemplated by this Plan. In exercising the foregoing right, each of the parties hereto agrees to act reasonably and as promptly as practicable. Each party hereto agrees that it will consult with the other party hereto with respect to the obtaining of all material permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Plan and each party will keep the other party appraised of the status of material matters relating to completion of the transactions contemplated hereby. Notwithstanding the foregoing, nothing contained herein shall be deemed to require the Company or PNC to take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining the foregoing permits, consents, approvals and authorizations of Governmental Entities other than those reasonably contemplated by the Disclosure Schedule of the Company, that would reasonably be expected to have a material adverse effect (measured on a scale relative to the Company) on either PNC or the Company (a “Materially Burdensome Regulatory Condition”).

(b) Each party agrees, upon request, to furnish the other party with all information concerning itself, its subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with any filing, notice or application made by or on behalf of such other party or any of its subsidiaries with or to any third party or Governmental Entity.

5.10 Options. (a) Cashout of Options. Immediately after the Effective Time, each option granted by the Company to purchase shares of Company Common Stock that is outstanding and unexercised under any employee stock option or equity compensation plan or arrangement of the Company (any such option to purchase Company Common Stock being referred to as a “Company Option” or the “Company Options”), whether or not vested or exercisable, shall be terminated and the holder shall be paid by PNC as soon as reasonably possible following the Effective Time, an amount in cash determined by multiplying (i) the excess, if any, of the Per Share Cash Consideration over the applicable per share exercise price of that option by (ii) the number of shares of Company Common Stock that the holder could have purchased (assuming full vesting of all options) had that holder exercised that option immediately before the Effective Time, less applicable tax withholding.

(b) Actions. Prior to the Effective Time, (1) the Company shall take such actions as PNC may reasonably request (but without expenditure of any funds) to give effect to the transactions contemplated by Section 5.10(a), including, without limitation, the provision of any notices to option holders as may be provided for in the Company’s stock option and equity compensation arrangements, and (2) the Board of Directors of the Company or the Compensation Committee thereof, as applicable, will use its reasonable best efforts to adopt any resolutions and/or plan amendments necessary to effectuate the provisions of Section 5.10(a).

5.11 Indemnification and Insurance.

(a) Following the Effective Time, PNC shall indemnify, defend and hold harmless and advance expenses to the present and former directors, officers, employees and agents of the Company or any of its subsidiaries (including the Company Bank), and any person presently or formerly serving at the request of the Company or any of its subsidiaries as a director, officer, employee, agent, trustee or fiduciary of another corporation, partnership, joint venture, trust or other enterprise or under or with respect to any employee benefit plan (each, an “Indemnified Party” and collectively, the “Indemnified Parties”) against all costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, penalties, amounts paid in settlement or other liabilities (collectively, “Indemnified Liabilities”) incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of actions or omissions occurring at or prior to the Effective Time (including the transactions contemplated by this Plan), whether asserted or claimed prior to, at or after the Effective Time (x) to the same extent as such persons are indemnified or have the right to advancement of expenses pursuant to the Governing Documents and indemnification agreements, if any, in effect on the date of this Plan with the Company or any of its subsidiaries and (y) without limitation of, and in addition to, clause (x), to the fullest extent permitted by law. In the event of any such Indemnified Liabilities, (i) PNC shall pay the reasonable fees and expenses of counsel selected by an Indemnified Party promptly after statements therefor are received and shall otherwise advance to such Indemnified Party upon request reimbursement of documented expenses reasonably incurred and (ii) PNC shall cooperate in the defense of such matter. If any Indemnified Party is required to bring any action to enforce rights or to collect moneys due under this Plan and is successful in obtaining a decision that it is entitled to enforcement of any right or collection of any money in such action, PNC shall reimburse such Indemnified Party for all of its expenses reasonably incurred in connection with bringing and pursuing such action including, without limitation, reasonable attorneys’ fees and costs.

(b) For a period of six years from the Effective Time, PNC shall use its reasonable best efforts to provide directors’ and officers’ liability insurance (including excess coverage) and fiduciary liability insurance in respect of any Company Benefit Plans that serves to reimburse the present and former officers and directors of the Company or any of its subsidiaries (including the Company Bank) with respect to claims against such directors and officers arising from facts or events occurring at or prior to the Effective Time (including, without limitation, the transactions contemplated by this Plan) which insurance shall contain at least the same coverage and amounts, and contain terms and conditions no less advantageous, as that coverage currently provided by the Company, provided, that if PNC is unable to maintain or obtain the insurance called for by this Section 5.11(b), PNC will use its reasonable best efforts to obtain as much comparable insurance as is reasonably available.

(c) Any Indemnified Party wishing to claim indemnification under Section 5.11(a), upon learning of any claim, action, suit, proceeding or investigation described above, shall notify PNC thereof; provided that the failure to so notify shall not affect the obligations of PNC under Section 5.11(a) unless and to the extent that PNC is actually and materially prejudiced as a result of such failure. PNC hereby acknowledges notice of all matters Previously Disclosed.

(d) If PNC or any of its successors or assigns shall consolidate with or merge into any other entity and shall not be the continuing or surviving entity of such consolidation or merger or shall transfer all or substantially all of its assets or deposits to any other entity, or engage in any similar transaction, then and in each case, PNC shall cause proper provision to be made so that the successors and assigns of PNC shall assume the obligations set forth in this Section 5.11.

(e) The provisions of this Section 5.11 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives. The indemnification rights granted in this Section 5.11 are in addition to, and not in substitution for, any other rights to indemnification or contribution that any Indemnified Party may have by contract or otherwise.

5.12 Benefit Plans.

(a) PNC shall, or shall cause the Company to, from and after the Effective Time, (1) comply with the Benefit Plans of the Company (the “Company Benefit Plans”) in accordance with their terms, (2) provide the employees of the Company with (A) until December 31, 2005, benefits under employee benefit plans that are no less favorable in the aggregate than those provided by the Company on the date hereof and (B) until the first anniversary of the Effective Time, severance benefits on an individual-by-individual basis that are equal to the severance benefits provided by the Company under the Riggs National Corporation Employee Severance Policy on the date hereof other than any such employees who as of the Effective Time are parties to Senior Executive Change of Control and Retention Agreements or other individual agreements providing for payments in connection with the termination of any such employee party, (3) provide employees of the Company credit for years of service with the Company or any of its subsidiaries or their predecessors prior to the Effective Time for the purpose of eligibility, vesting and benefit accruals (other than benefit accruals under a defined benefit pension plan), (4) cause any and all pre-existing condition limitations (to the extent such limitations did not apply to a pre-existing condition under comparable Company Benefit Plans) and eligibility waiting periods under group health plans of PNC to be waived with respect to employees of the Company who remain as employees of PNC or its subsidiaries (and their eligible dependents) and (5) cause to be credited any deductibles or out-of-pocket expenses incurred by employees of the Company and their beneficiaries and dependents during the portion of the calendar year prior to their participation in PNC’s health plans with the objective that there be no double counting during the year in which the Closing Date occurs of such deductibles or out-of-pocket expenses. PNC and the Company agree to honor, or to cause to be honored, in accordance with their terms, all vested or accrued benefit obligations to, and contractual rights of, current and former employees of the Company and its subsidiaries, including, without limitation, any benefits or rights arising as a result of the transactions contemplated by this Plan (either alone or in combination with any other event); it being understood and agreed to by the parties hereto that the transactions contemplated by this Plan shall constitute a “change of control” for purposes of the Company Benefit Plans.

(b) PNC hereby expressly assumes at the Effective Time (i) the Previously Disclosed special retention letter agreements, (ii) the Riggs National Corporation Senior Executive Change of Control and Retention Agreements (and the related trust agreement), (iii) the Riggs National Corporation Amended and Restated Deferred Compensation Plan (and the related trust agreement), (iv) the Riggs National Corporation and Riggs Bank N.A. Deferred Compensation Plan for Directors and (v) the Split Dollar Life Insurance Agreements, each as more specifically identified on Section 5.12(b) of the Disclosure Schedule, and PNC agrees to honor and perform the Company’s obligations under such plans and agreements in accordance with their terms.

(c) Prior to the Effective Time, the Company shall take any actions it determines are warranted to cause the interests in the Company Deferred Compensation Plan and the Riggs National Corporation and Riggs Bank N.A. Deferred Compensation Plan for Directors that are in the Company stock fund to be converted into a dollar amount equal to the Per Share Cash Consideration that could be invested in the same way interests that are not in the Company stock fund can be invested at the Effective Time. Prior to the Effective Time, the Company shall take any actions that are necessary to cause all unvested deferred share awards and all unvested performance share awards which are outstanding under the Riggs National Corporation 2002 Long-Term Incentive Plan to be terminated immediately prior to the Effective Time and simultaneously therewith will issue one share of Company Common Stock for each underlying share that is so terminated to the grantee of such award.

5.13 Notification of Certain Matters. Each of PNC and the Company shall give prompt notice to the other of any fact, event or circumstance known to it that (1) is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in any Material Adverse Effect with respect to it or (2) would cause or constitute a material breach of any of its representations, covenants or agreements contained herein.

5.14 Exemption from Liability Under Section 16(b). PNC and the Company agree that, in order to most effectively compensate and retain the Company Insiders (as defined below) in connection with the Merger, both prior to and after the Effective Time, it is desirable that the Company Insiders not be subject to a risk of liability under Section 16(b) of the Exchange Act to the fullest extent permitted by applicable law in connection with the conversion of shares of Company Common Stock and Company Options into shares or options of PNC in the Merger, and for that compensatory and retentive purpose agree to the provisions of this Section 5.14. Assuming that the Company delivers to PNC the Company Section 16 Information (as defined below) in a timely fashion prior to the Effective Time, the board of directors of PNC, or a committee of non-employee directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall reasonably promptly thereafter and in any event prior to the Effective Time adopt a resolution providing in substance that the receipt by the Company Insiders (as defined below) of PNC Common Stock in exchange for shares of Company Common Stock pursuant to the transactions contemplated hereby and to the extent such securities are listed in the Company Section 16 Information, are intended to be exempt from liability pursuant to Section 16(b) under the Exchange Act to the fullest extent permitted by applicable law. “Company Section 16 Information” shall mean information accurate in all material respects regarding the Company Insiders, the number of shares of Company Common Stock held by each such Company Insider and expected to be exchanged for PNC Common Stock in the Merger, and the number and description of the options to purchase shares of Company Common Stock held by each such Company Insider and expected to be converted into options to purchase shares of PNC Common Stock in connection with the Merger; provided that the requirement for a description of any Company Options shall be deemed to be satisfied if copies of all plans, and forms of agreements, under which such Options have been granted have been made available to PNC. “Company Insiders” shall mean those present or former officers and directors of the Company who are subject to the reporting requirements of Section 16(a) of the Exchange Act and who are listed in the Company Section 16 Information. Prior to the Effective Time, the board of directors of the Company, or a committee of non-employee directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall adopt a resolution providing in substance that the disposition by the Company Insiders of Company Common Stock in exchange for the Consideration pursuant to the transactions contemplated hereby us intended to be exempt from liability pursuant to Section 16(b) under the Exchange Act to the fullest extent permitted by applicable law.

5.15 [Intentionally omitted.]

5.16 Certain Transition Matters. (a) Commencing following the date hereof, PNC and the Company shall cooperate and take all actions reasonably necessary to facilitate the integration of their respective businesses and operating systems, effective as of the Closing Date, including by causing their respective employees and officers, and their respective outside vendors and contractors, to provide support and to assist in performing all tasks, including equipment installation, reasonably required to result in a successful integration and conversion at the Closing.

(b) PNC and the Company shall consult with respect to the character, amount and timing of restructuring charges to be taken by each of them in connection with the transactions contemplated hereby, and shall take such charges as PNC shall reasonably request; provided, however, that the Company shall not be obligated to take any such charges pursuant to this Section 5.16(b) unless and until (i) PNC irrevocably acknowledges to the Company in writing that all conditions to its obligation to consummate the Merger have been satisfied; and (ii) PNC irrevocably waives in writing any and all rights that it may have to terminate this Plan and the Company has obtained the approval of this Plan from its stockholders. The Company shall consult and cooperate with PNC in connection with the development, enhancement and performance of the Company’s system of internal control over financial reporting.

(c) Prior to the Effective Time, the Company shall (i) continue to use all reasonable efforts to comply with the terms of all agreements with, commitments to or orders of any Governmental Entity, including any related action plan, in accordance with their terms, and (ii) continue to work with the independent consultant retained by the Company in connection with Section 1 of the May 14, 2004 Cease and Desist Order with the Board of Governors (the “Independent Consultant”), and shall provide the Independent Consultant with such authority, and with such access to and cooperation of the Company and its personnel, necessary to allow the Independent Consultant to oversee the efforts of the Company addressed in clause (i) of this sentence. In addition, the Company agrees that it shall use all reasonable efforts to cause the Company Bank to complete, prior to the anticipated Closing Date, the review contemplated by Section 1(d) of Article II of the May 13, 2004 consent order with the OCC to the satisfaction of the OCC. The Company also agrees that it shall use all reasonable efforts to complete the anticipated sale of, or winding down of the operations identified in Section 5.16(c) of the Company Disclosure Schedule prior to the Closing Date, and that it shall timely inform PNC of all material developments relating thereto, and shall consult and cooperate with PNC with respect thereto. The Company shall keep PNC fully informed of all efforts in these regards.

ARTICLE VI

Conditions

6.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each of PNC and the Company to consummate the Merger is subject to the fulfillment or written waiver by PNC and the Company prior to the Effective Time of each of the following conditions:

(a) Stockholder Approval. This Plan and the Merger shall have been duly adopted and approved by the requisite votes of the stockholders of the Company.

(b) Governmental and Regulatory Consents. All statutory waiting periods applicable to the consummation of the Merger and the Bank Transfer shall have expired or been terminated, and, other than the filing provided for in Section 1.4(a), all notices, reports and other filings required to be made prior to the Effective Time by PNC or the Company or any of their respective subsidiaries with, and all regulatory consents, registrations, approvals, permits and authorizations required to be obtained prior to the Effective Time by PNC or the Company or any of their respective subsidiaries from, any Governmental Entity in connection with the consummation of the Merger and the Bank Transfer, and the other transactions contemplated hereby by PNC and the Company, shall have been made or obtained (as the case may be) and become final, unless the failure to obtain any such consent or approval would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on PNC or the Company, and no such consent, registration, approval, permit or authorization shall have resulted in the imposition of any Materially Burdensome Regulatory Condition.

(c) Third Party Consents. All consents or approvals of all Persons (other than Governmental Entities) required for consummation of the Merger shall have been obtained and shall be in full force and effect, unless the failure to obtain any such consent or approval would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on PNC or the Company.

(d) No Prohibitions. No United States or state court or other Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law, statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and prohibits consummation of the Merger.

(e) Registration Statement. The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC or any other Governmental Entity.

(f) Blue Sky Approvals. All permits and other authorizations under the Securities Laws (other than that referred to in Section 6.1(e)) and other authorizations necessary to consummate the Merger and to issue the shares of PNC Common Stock to be issued in the Merger shall have been received and be in full force and effect.

6.2 Conditions to Obligation of PNC. The obligation of PNC to consummate the Merger is also subject to the fulfillment, or the written waiver by PNC prior to the Effective Time, of each of the following conditions:

(a) Representations. The representations of the Company set forth in this Plan shall be, giving effect to Sections 4.1 and 4.2, true and correct as of the date of this Plan and as of the Effective Time as though made at and as of the Effective Time (except that representations that by their terms speak specifically as of the date of this Plan or some other date shall be true and correct as of such date) and PNC shall have received a certificate, dated the Closing Date, signed on behalf of the Company by the Chief Executive Officer and the Chief Financial Officer of the Company to such effect.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Plan at or prior to the Effective Time, and PNC shall have received a certificate, dated the Closing Date, signed on behalf of the Company by the Chief Executive Officer and the Chief Financial Officer of the Company to such effect.

(c) Opinion of Tax Counsel. PNC shall have received an opinion from Wachtell, Lipton, Rosen & Katz, special counsel to PNC, dated the Closing Date, to the effect that, on the basis of the facts, representations and assumptions set forth in such opinion, (1) the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code and (2) each of PNC and the Company will be a party to that reorganization within the meaning of Section 368(b) of the Internal Revenue Code. In rendering its opinion, Wachtell, Lipton, Rosen & Katz may require and rely upon representations contained in letters from each of PNC and the Company.

6.3 Conditions to Obligation of the Company. The obligation of the Company to consummate the Merger is also subject to the fulfillment, or the written waiver by the Company, prior to the Effective Time of each of the following conditions:

(a) Representations. The representations of PNC set forth in this Plan shall be, giving effect to Sections 4.1 and 4.2, true and correct as of the date of this Plan and as of the Effective Time as though made at and as of the Effective Time (except that representations that by their terms speak specifically as of the date of this Plan or some other date shall be true and correct as of such date); and the Company shall have received a certificate, dated the Closing Date, signed on behalf of PNC by the Chief Executive Officer and the Chief Financial Officer of PNC to such effect.

(b) Performance of Obligations of PNC. PNC shall have performed in all material respects all obligations required to be performed by it under this Plan at or prior to the Effective Time, and the Company shall have received a certificate, dated the Closing Date, signed on behalf of PNC by the Chief Executive Officer and the Chief Financial Officer of PNC to such effect.

(c) Opinion of Tax Counsel. The Company shall have received an opinion of Sullivan & Cromwell LLP, special counsel to the Company, dated the Closing Date, to the effect that on the basis of the facts,

representations and assumptions set forth in such opinion, (1) the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, and (2) each of PNC and the Company will be a party to that reorganization within the meaning of Section 368(b) of the Internal Revenue Code. In rendering its opinion, Sullivan & Cromwell LLP may require and rely upon representations contained in letters from each of PNC and the Company.

ARTICLE VII

Termination

7.1 Termination by Mutual Consent. This Plan may be terminated and the Merger may be abandoned at any time prior to the Effective Time (whether or not the stockholders of Company Common Stock have adopted and approved this Plan), upon the mutual consent of PNC and the Company, by action of their respective boards of directors.

7.2 Termination by PNC. This Plan may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the approval by stockholders of the Company referred to in Section 6.1(a), by action of the board of directors of PNC:

(a) if there has been a breach of any representation, covenant or agreement made by the Company in this Plan, or any such representation shall have become untrue after the date of this Plan, such that Section 6.2(a) or 6.2(b) would not be satisfied and such breach or condition is not curable or, if curable, is not cured within 30 days after written notice thereof is given by PNC to the Company;

(b) if the Merger shall not have been consummated by May 31, 2005 (the “Termination Date”), provided that the right to terminate this Plan shall not be available if PNC has breached in any material respect its obligations under this Plan in any manner that shall have proximately contributed to the occurrence of the failure of the Merger to be consummated;

(c) if the approval of the Company’s stockholders required by Section 6.1(a) shall not have been obtained at its stockholders’ meeting or at any adjournment or postponement thereof;

(d) if any order permanently restraining, enjoining or otherwise prohibiting consummation of the Merger shall become final and non-appealable (whether before or after the approval by the stockholders of the Company); or

(e) if (i) the Board of Directors of the Company has failed to recommend that the Company Stockholders vote in favor of this Agreement and the transactions contemplated hereby or has withdrawn, modified or qualified such recommendation in a manner adverse to PNC, (ii) the Company has failed to substantially comply with its obligations under Section 5.2 or 5.6, or (iii) the Board of Directors of the Company has publicly recommended or endorsed an Acquisition Proposal other than the Merger.

7.3 Termination by the Company. This Plan may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the approval by stockholders of the Company referred to in Section 6.1(a), by action of the board of directors of the Company:

(a) if the Merger shall not have been consummated by the Termination Date; provided that the right to terminate this Plan pursuant to this clause (a) shall not be available if the Company has breached in any material respect its obligations under this Plan in any manner that shall have proximately contributed to the occurrence of the failure of the Merger to be consummated;

(b) if the approval of the Company’s stockholders required by Section 6.1(a) shall not have been obtained at its stockholders’ meeting or at any adjournment or postponement thereof;

(c) if any order permanently restraining, enjoining or otherwise prohibiting consummation of the Merger shall become final and non-appealable (whether before or after the approval by the stockholders of the Company);

(d) if there has been a breach of any representation, covenant or agreement made by PNC in this Plan, or any such representation shall have become untrue after the date of this Plan, such that Section 6.3(a) or 6.3(b) would not be satisfied and such breach or condition is not curable or, if curable, is not cured within 30 days after written notice thereof is given by the Company to PNC.

7.4 Effect of Termination and Abandonment. In the event of termination of this Plan and the abandonment of the Merger pursuant to this Article VII, this Plan (other than as set forth in Sections 7.5 and 8.1) shall become void and of no effect with no liability on the part of any party hereto (or of any of its directors, officers, employees, agents, legal and financial advisors or other representatives); provided, however, no such termination shall relieve any party hereto of any liability or damages resulting from any willful breach of this Plan.

7.5 Termination Fee. (a) In the event that (i) a Company Pre-Termination Takeover Proposal Event (as hereinafter defined) shall occur after the date of this Plan and thereafter this Plan is terminated by either PNC or the Company pursuant to Section 7.2(c) or 7.3(b), respectively, by PNC pursuant to Section 7.2(e)(i) or (ii), or by PNC pursuant to Section 7.2(a) as a result of a willful breach by the Company, and (ii) prior to the date that is twelve (12) months after the date of such termination the Company consummates an Acquisition Proposal or enters into any acquisition or other similar agreement, including any letter of intent, related to any Acquisition Proposal (each, a “Company Acquisition Agreement”), then the Company shall, (i) on the date such Company Acquisition Agreement is entered into, pay PNC a fee equal to $10 million by wire transfer of same day funds and (ii) on the date an Acquisition Proposal is consummated (if consummated within one year of the date of termination, or if consummated at any time (without regard to such one-year period) if the Acquisition Proposal is the Acquisition Proposal relating to the Company Acquisition Agreement addressed in the preceding clause (i)), pay PNC a fee equal to $30 million by wire transfer of same day funds, less any fee paid pursuant to the preceding clause (i).

(b) In the event that this Plan is terminated by PNC pursuant to Section 7.2(e)(iii), then the Company shall, (i) on the date of such termination, pay PNC a fee equal to $10 million by wire transfer of same day funds and (ii) on the date the Company consummates an Acquisition Proposal (if consummated within one year of the date of termination, or at any time if the Acquisition Proposal is the Acquisition Proposal that resulted in such termination), pay PNC a fee equal to $20 million by wire transfer of same day funds.

(c) For purposes of this Section 7.5, a “Pre-Termination Takeover Proposal Event” shall be deemed to occur if, prior to the event giving rise to the right to terminate this Agreement, a bona fide Acquisition Proposal shall have been made known to the Company or any of its Subsidiaries or has been made directly to its shareholders generally or any person shall have publicly announced an intention (whether or not conditional) to make a Acquisition Proposal, and such Acquisition Proposal or public announcement shall not have been irrevocably withdrawn not less than five business days prior to the Company Meeting.

(d) Notwithstanding anything to the contrary herein, the maximum aggregate amount of fees payable under this Section 7.5 shall be $30 million.

(e) The Company acknowledges that the agreements contained in this Section 7.5 are an integral part of the transactions contemplated by this Plan, and that, without these agreements, PNC would not enter into this Plan; accordingly, if the Company fails promptly to pay the amount due pursuant to this Section 7.5, and, in order to obtain such payment, PNC commences a suit which results in a judgment against the Company for the fee set forth in this Section 7.5, the Company shall pay to PNC its costs and expenses (including attorneys’ fees and expenses) in connection with such suit, together with interest on the amount of the fee at the rate on six-month U.S. Treasury obligations plus 300 basis points in effect on the date such payment was required to be made.

ARTICLE VIII

Miscellaneous

8.1 Survival. Except for the agreements and covenants contained in Articles I and II, Sections 5.10, 5.11, 5.12, 5.14 and 7.5 and this Article VIII, the representations, agreements and covenants contained in this Plan shall be deemed only to be conditions of the Merger and shall not survive the Effective Time.

8.2 Modification or Amendment. Subject to applicable law, at any time prior to the Effective Time, the parties hereto may modify or amend this Plan, by written agreement executed and delivered by duly authorized officers of the respective parties.

8.3 Waiver of Conditions. The conditions to each party’s obligation to consummate the Merger are for the sole benefit of such party and may be waived by such party as a whole or in part to the extent permitted by applicable law. No waiver shall be effective unless it is in a writing signed by a duly authorized officer of the waiving party that makes express reference to the provision or provisions subject to such waiver.

8.4 Counterparts. For the convenience of the parties hereto, this Plan may be executed in any number of separate counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement. The execution and delivery of this Plan may be effected by telecopier.

8.5 Governing Law. This Plan shall be governed by and construed in accordance with the laws of the State of Delaware applicable to contracts made and to be performed entirely within the State of Delaware.

8.6 Notices. Any notice, request, instruction or other document to be given hereunder by any party to the other shall be in writing and shall be deemed to have been duly given (a) on the date of delivery if delivered personally, or by facsimile, upon confirmation of receipt, (b) on the first business day following the date of dispatch if delivered by a recognized next-day courier service, or (c) on the third business day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice.

To PNC:	To the Company:

The PNC Financial Services Group, Inc.

One PNC Plaza

249 Fifth Avenue

Pittsburgh, Pennsylvania 15222

Attention: Mergers & Acquisition Department

Telecopy No.: (412) 762-6238

-and-

Attention: General Counsel

Telecopy: (412) 705-2679

Riggs National Corporation 800 17th Street, NW Washington, DC 20006 Attention: Chairman and Chief Executive Officer Telecopy No.: (202) 835-5226

with copies to:	with copies to:
Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, NY 10019 Attention: Craig M. Wasserman Facsimile: 212-403-2000	Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004-2498 Attention: Mark J. Menting Facsimile: 212-558-3588

8.7 Entire Agreement, Etc. This Plan (including the Disclosure Schedules) and the Confidentiality Agreement constitute the entire agreement, and supersedes all other prior agreements, understandings, representations, both written and oral, between the parties, with respect to the subject matter hereof, and this Plan shall not be assignable by operation of law or otherwise (any attempted assignment in contravention of this Section 8.7 being null and void).

8.8 Definition of “subsidiary” and “affiliate”; Covenants with Respect to Subsidiaries and Affiliates. (a) When a reference is made in this Plan to a subsidiary of a Person, the term “subsidiary” has the meaning ascribed to that term in Rule 1-02 of Registration S-X under the Exchange Act. When a reference is made in this Plan to an affiliate of a Person, the term “affiliate” (or “Affiliate”) means those other Persons that, directly or indirectly, control, are controlled by, or are under common control with, such Person.

(b) Insofar as any provision of this Plan shall require a subsidiary or an affiliate of a party to take or omit to take any action, such provision shall be deemed a covenant by PNC or the Company, as the case may be, to cause such action or omission to occur.

8.9 Interpretation; Effect. When a reference is made in this Plan to Sections, such reference shall be to a Section of this Plan unless otherwise indicated. The table of contents and headings contained in this Plan are for reference purposes only and are not part of this Plan. Whenever the words “include,” “includes” or “including” are used in this Plan, they shall be deemed to be followed by the words “without limitation.” No provision of this Agreement shall be construed to require the Company, PNC or any of their respective subsidiaries or affiliates to take any action that would violate any applicable law, rule or regulation.

8.10 Severability. The provisions of this Plan shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Plan, or the application thereof to any Person or entity or any circumstance, is found by a court or other Governmental Entity of competent jurisdiction to be invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Plan and the application of such provision to other Persons, entities or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

8.11 No Third Party Beneficiaries. Nothing contained in this Plan, expressed or implied, is intended to confer upon any Person, other than the parties hereto, any benefit, right or remedies except that the provisions of Sections 5.11, 5.12(b) (to the extent of agreements expressly set forth in Section 5.12(b) of the Disclosure Schedule) and 5.14 shall inure to the benefit of the Persons referred to therein.

8.12 Waiver of Jury Trial. Each party hereto acknowledges and agrees that any controversy which may arise under this Plan is likely to involve complicated and difficult issues, and therefore each party hereby irrevocably and unconditionally waives any right such party may have to a trial by jury in respect of any litigation, directly or indirectly, arising out of, or relating to, this Plan, or the transactions contemplated by this Plan. Each party certifies and acknowledges that (a) no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver, (b) each party understands and has considered the implications of this waiver, (c) each party makes this waiver voluntarily, and (d) each party has been induced to enter into this Plan by, among other things, the mutual waivers and certifications in this Section 8.12.

[next page is a signature page]

IN WITNESS WHEREOF, this Plan has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first above written.

THE PNC FINANCIAL SERVICES GROUP, INC.

By:	/s/ JAMES E. ROHR
Name:	James E. Rohr
Title:	Chairman and Chief Executive Officer

RIGGS NATIONAL CORPORATION

By:	/s/ ROBERT L. ALLBRITTON
Name:	Robert L. Allbritton
Title:	Chairman and Chief Executive Officer

ANNEX B

[LEHMAN BROTHERS LETTERHEAD]

February 10, 2005

Board of Directors

Riggs National Corporation

1503 Pennsylvania Avenue, N.W.

Washington, D.C. 20005

Members of the Board:

We understand that Riggs National Corporation (“Riggs” or the “Company”) intends to enter into an Amended and Restated Agreement and Plan of Merger, dated as of February 10, (the “Agreement”), between the Company and The PNC Financial Services Group, Inc. (“PNC”), pursuant to which, among other things, the Company will merge with and into PNC (the “Merger” or the “Proposed Transaction”). We further understand that, upon the effectiveness of the Merger, each issued and outstanding share of Company common stock (the “Company Common Stock”) will be converted into the right to receive, at the election of the holder thereof, either (i) the number of shares of the common stock of PNC (the “PNC Common Stock”) equal to the quotient of (x) the Per Share Amount (as defined below) divided by (y) the Measurement Price (as defined below) (the “Stock Consideration”) or (ii) an amount in cash equal to the Per Share Amount (the “Cash Consideration”), in each case, subject to certain election and pro-ration procedures and adjustments with respect to the final allocation of Stock Consideration and Cash Consideration to be received by the Company’s stockholders. We further understand that the aggregate amount of the Stock Consideration and the Cash Consideration to be paid by PNC in the Proposed Transaction pursuant to the Agreement (the “Merger Consideration”) will be adjusted so that the holders of approximately 55% of the Company Common Stock will receive Stock Consideration and the holders of approximately 45% of the Company Common Stock will receive Cash Consideration, subject to further adjustment to ensure that at least 42.5% of the aggregate value of the Merger Consideration will consist of PNC Common Stock. The terms and conditions of the Proposed Transaction are set forth in more detail in the Agreement.

As used herein, (A) the “Per Share Amount” means the quotient of (i) the Closing Transaction Value (as defined below) divided by (ii) the number of shares of Company Common Stock issued and outstanding immediately prior to the closing of the Proposed Transaction; (B) the “Closing Transaction Value” means the sum of (i) 45% of the product of (x) 31,799,270 shares of Company Common Stock, subject to certain adjustments described in the Agreement, and (y) $20.00 (subject to reduction based upon the number of shares of Company Common Stock issuable upon the exercise of certain options) and (ii) the product of (x) 6,408,790 shares of PNC Common Stock, subject to certain adjustments described in the Agreement, and (y) the Measurement Price; and (C) the “Measurement Price” means the average of the daily high and low per share sales prices of PNC Common Stock on the New York Stock Exchange for the five full consecutive New York Stock Exchange trading days ending on the trading day immediately prior to the closing of the Proposed Transaction.

We have been requested by the Board of Directors of the Company to render our opinion with respect to the fairness, from a financial point of view, to the Company’s stockholders of the Merger Consideration to be offered to such stockholders in the Proposed Transaction. We have not been requested to opine as to, and our opinion does not in any manner address, (i) the Company’s underlying business decision to proceed with or effect the Proposed Transaction, (ii) the enforceability by the Company of the Agreement and Plan of Merger, dated as of July 16, 2004, previously entered into by the Company and PNC (the “Former Agreement”) and the payment by PNC of the merger consideration to the Company’s stockholders thereunder (the “Former Transaction”) or (iii) the merits of proceeding with the Proposed Transaction in comparison to pursuing the Former Transaction.

In arriving at our opinion, we reviewed and analyzed: (1) the Agreement, including the related documents thereto, and the specific terms of the Proposed Transaction, (2) publicly available information concerning the Company that we believe to be relevant to our analysis, including the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003 and Quarterly Report on Form 10-Q for the quarter ended September 30, 2004, (3) publicly available information concerning PNC that we believe to be relevant to our analysis, including PNC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003, Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 and earnings press release for the quarter and year ended December 31, 2004, (4) financial and operating information with respect to the business, operations and prospects of the Company furnished to us by the Company, including (i) financial projections for the Company prepared by management of the Company (the “Company Projections”), and (ii) the Company’s unaudited financial and operating results for the annual and quarterly periods ending December 31, 2004, (5) financial and operating information with respect to the business, operations and prospects of PNC furnished to us by PNC prior to the execution of the Former Agreement, including financial projections for PNC prepared by management of PNC, (6) independent research analysts’ estimates of the future financial performance of the Company published by I/B/E/S, (7) independent research analysts’ estimates of the future financial performance of PNC published by I/B/E/S (“PNC Research Estimates”), (8) the trading histories of the Company’s and PNC’s common stock from July 14, 2001 to the present and a comparison of those trading histories with each other and with those of other companies that we deemed relevant, (9) a comparison of the historical financial results and present financial condition of the Company with those of other companies that we deemed relevant, (10) a comparison of the historical financial results and present financial condition of PNC with those of other companies that we deemed relevant, (11) the results of our efforts prior to the execution of the Former Agreement to solicit indications of interest and definitive proposals from third parties with respect to an acquisition of the Company (“Acquisition Proposals”), including the terms and conditions of a proposal by a third party to acquire the Company for consideration consisting entirely of stock, the current value of which, may be greater or less than the current value of the consideration to be paid by PNC in the Proposed Transaction, (12) a comparison of the financial terms of the Proposed Transaction with the financial terms of certain other recent transactions (other than the Former Transaction) that we deemed relevant, and (13) the potential legal and regulatory risks facing the Company, and the alternatives available to the Company in the absence of the Proposed Transaction. In addition, we have (i) had discussions with (A) the managements of the Company and PNC concerning their respective businesses, operations, assets, liabilities, financial condition and prospects and (B) the management of the Company and its counsel regarding the potential legal and regulatory risks facing the Company, and (ii) undertaken such other studies, analyses and investigations as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without assuming any responsibility for independent verification of such information and have further relied upon the assurances of managements of the Company and PNC that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the Company Projections, upon advice of the Company, we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company and that the Company will perform substantially in accordance with these projections. Upon the advice of the Company, we have assumed that the PNC Research Estimates are a reasonable basis upon which to evaluate the future performance of PNC and that PNC will perform substantially in accordance with such estimates. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of the Company or PNC and have not made or obtained any evaluations or appraisals of the assets or liabilities of the Company or PNC. In addition, we are not experts in the evaluation of loan portfolios or allowances for loan losses and, upon advice of the Company and PNC, we have assumed that the respective current allowances for loan losses of the Company and PNC will be, in each case, in the aggregate adequate to cover all such losses. Upon the advice of the Company and its legal and accounting advisors, we have assumed that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, and therefore as a tax-free transaction to the stockholders of the Company. In addition, we have not been authorized to solicit, and we have not so solicited, any Acquisition Proposals following the execution of the Former Agreement. Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter.

We express no opinion as to the prices at which the shares of PNC Common Stock will trade at any time following the announcement of the Proposed Transaction or the consummation of the Proposed Transaction. This opinion should not be viewed as providing any assurance that the market value of the shares of PNC Common Stock to be held by the stockholders of the Company after the consummation of the Proposed Transaction will be in excess of the market value of the shares of Company Common Stock owned by such stockholders at any time prior to announcement or consummation of the Proposed Transaction.

Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the Merger Consideration to be offered to the Company’s stockholders in the Proposed Transaction is fair to such stockholders.

We have acted as financial advisor to the Company in connection with the Proposed Transaction and have and will receive fees for our services, a portion of which was paid as retainer, a portion of which was paid upon the execution of the Former Agreement and the remainder of which is contingent upon the consummation of the Proposed Transaction. In addition, the Company has agreed to indemnify us for certain liabilities that may arise out of the rendering of this opinion. We also have performed various investment banking services for the Company and PNC in the past and have received customary fees for such services. In the ordinary course of our business, we actively trade in the securities of the Company and PNC for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities. This opinion is for the use and benefit of the Board of Directors of the Company and is rendered to the Board of Directors in connection with its consideration of the Proposed Transaction. This opinion is not intended to be and does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote with respect to the Proposed Transaction.

Very truly yours,

LEHMAN BROTHERS

ANNEX C

DELAWARE GENERAL CORPORATION LAW SECTION 262—APPRAISAL RIGHTS

§262 APPRAISAL RIGHTS.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to §228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to §251 (other than a merger effected pursuant to §251(g) of this title), §252, §254, §257, §258, §263 or §264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of §251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under §253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to §228 or §253 of this title, then, either a constituent corporation before the effective date of the merger or consolidation, or the surviving or resulting corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20. Indemnification of Directors and Officers

Pursuant to Sections 1741-1743 of the Pennsylvania Business Corporation Law (the “PBCL”), PNC has the power to indemnify its directors and officers against liabilities they may incur in such capacities provided certain standards are met, including good faith and the belief that the particular action is in, or not opposed to, the best interests of the corporation and, with respect to a criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. In general, this power to indemnify does not exist in the case of actions against a director or officer by or in the right of the corporation if the person entitled to indemnification will have been adjudged to be liable to the corporation unless and to the extent that the person is adjudged to be fairly and reasonably entitled to indemnity. A corporation is required to indemnify directors and officers against expenses they may incur in defending actions against them in such capacities if they are successful on the merits or otherwise in the defense of such actions.

Section 1746 of the PBCL provides that the foregoing provisions shall not be deemed exclusive of any other rights to which a person seeking indemnification may be entitled under, among other things, any by-law provision, provided that no indemnification may be made in any case where the act or failure to act giving rise to the claim for indemnification is determined by a court to have constituted willful misconduct or recklessness.

PNC’s by-laws provide for the mandatory indemnification of directors and officers in accordance with and to the full extent permitted by the laws of the Commonwealth of Pennsylvania as in effect at the time of such indemnification. PNC’s by-laws also eliminate, to the maximum extent permitted by the laws of the Commonwealth of Pennsylvania, the personal liability of directors for monetary damages for any action taken, or any failure to take any action as a director, except in any case such elimination is not permitted by law. PNC has purchased directors’ and officers’ liability insurance covering certain liabilities that may be incurred by our directors and officers in connection with the performance of their duties.

Item 21. Exhibits and Financial Statement Schedules

(a) Exhibits. See Exhibit Index.

(b) Financial Statement Schedules. Not applicable.

(c) Reports, Opinions or Appraisals. Opinion of Lehman Brothers Inc. (included as Annex B to this proxy statement/prospectus which is a part of this registration statement).

Item 22. Undertakings

(a)(1) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(2) The undersigned registrant hereby undertakes as follows: prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(3) The undersigned registrant hereby undertakes that every prospectus: (i) that is filed pursuant to paragraph (2) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(4) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(b) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the proxy statement/prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(c) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, The PNC Financial Services Group, Inc. has duly caused this registration statement or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pittsburgh, Commonwealth of Pennsylvania, on March 29, 2005.

THE PNC FINANCIAL SERVICES GROUP, INC.

By:	/S/ JAMES E. ROHR
Name: Title:	James E. Rohr Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement or amendment thereto has been signed below by the following persons in the capacities indicated on March 29, 2005.

Signatures	Title
/S/ JAMES E. ROHR James E. Rohr	Chairman, Chief Executive Officer (Principal Executive Officer) and Director

/S/ WILLIAM S. DEMCHAK William S. Demchak	Vice Chairman and Chief Financial Officer (Principal Financial Officer)

/S/ SAMUEL R. PATTERSON Samuel R. Patterson	Controller (Principal Accounting Officer)

/S/ PAUL W. CHELLGREN* Paul W. Chellgren	Director

/S/ ROBERT N. CLAY* Robert N. Clay	Director

/S/ J. GARY COOPER* J. Gary Cooper	Director

/S/ GEORGE A. DAVIDSON, JR.* George A. Davidson, Jr.	Director

/S/ RICHARD B. KELSON* Richard B. Kelson	Director

/S/ BRUCE C. LINDSAY* Bruce C. Lindsay	Director

/S/ ANTHONY A. MASSARO* Anthony A. Massaro	Director

/S/ THOMAS H. O’BRIEN* Thomas H. O’Brien	Director

/S/ JANE G. PEPPER* Jane G. Pepper	Director

Signatures	Title
/S/ LORENE K. STEFFES* Lorene K. Steffes	Director

/S/ DENNIS F. STRIGL* Dennis F. Strigl	Director

/S/ STEPHEN G. THIEKE* Stephen G. Thieke	Director

/S/ THOMAS J. USHER* Thomas J. Usher	Director

/S/ MILTON A. WASHINGTON* Milton A. Washington	Director

/S/ HELGE H. WEHMEIER* Helge H. Wehmeier	Director

*By:	/S/ WILLIAM S. DEMCHAK
William S. Demchak Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

2.1	Amended and Restated Agreement and Plan of Merger, dated as of February 10, 2005, by and between The PNC Financial Services Group, Inc. and Riggs National Corporation (attached as Annex A to the proxy statement/prospectus)

5.1	Opinion of Thomas R. Moore, Esq. as to the legality of the shares of PNC common stock to be issued in the merger (filed herewith)

8.1	Opinion of Wachtell, Lipton, Rosen & Katz as to certain tax matters (filed herewith)

8.2	Opinion of Sullivan & Cromwell LLP as to certain tax matters (filed herewith)

23.1	Consent of Deloitte & Touche LLP (filed herewith)

23.2	Consent of KPMG LLP (filed herewith)

23.3	Consent of Thomas R. Moore, Esq. (included in Exhibit 5.1)

23.4	Consent of Wachtell, Lipton, Rosen & Katz (included in Exhibit 8.1)

23.5	Consent of Sullivan & Cromwell LLP (included in Exhibit 8.2)

23.6	Consent of Lehman Brothers Inc. (filed herewith)

24.1	Powers of Attorney (previously filed)

99.1	Voting Agreement, dated as of July 16, 2004, by and between The PNC Financial Services Group, Inc. and Joseph L. Allbritton (previously filed)

99.2	Voting Agreement, dated as of February 10, 2005, by and between the PNC Financial Service Group, Inc. and Joseph L. Allbritton (previously filed)

99.3	Form of Proxy Card of Riggs National Corporation Common Stock (filed herewith)

99.4	Form of Election and related materials (filed herewith)